Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2023

WOORI BANK

Page(s)

INDEPENDENT AUDITORS’ REPORT	1-3

Separate Financial Statements

Separate Statements of Financial Position	5-6

Separate Statements of Comprehensive Income	7

Separate Statements of Changes in Equity	8

Separate Statements of Cash Flows	9-10

Notes to the Separate Financial Statements	11-156

INDEPENDENT AUDITORS’ REPORT

(Based on a report originally issued in Korean)

The Board of Directors and Shareholder of

Woori Bank

Opinion

We have audited the separate financial statements of Woori Bank (the “Bank”), which comprise the separate statement of financial position as of December 31, 2023, and the separate statement of profit or loss and other comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (K-IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matters

The separate financial statements of the Bank for the year ended December 31, 2022, were audited by another auditor who expressed an unmodified opinion on those statements on March 7, 2023.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting corp.

Seoul, Korea

March 6, 2024

This report is effective as of March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of, the management of Woori Bank.

Byung Kyu Cho

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

   (Phone Number)    02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

	December 31, 2023	December 31, 2022
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 2, 6 and 45)	27,066,108	30,513,261
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 26 and 45)	21,118,307	18,903,736
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	36,375,201	31,521,739
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	23,584,608	27,304,915
Loans and other financial assets at amortized cost (Notes 2, 3, 4, 10, 11, 12, 18 and 45)	320,810,617	308,785,393
Investments in subsidiaries and associates (Note 13)	3,734,506	3,701,365
Investment properties (Note 14)	528,615	540,748
Properties and equipment (Notes 15)	2,552,410	2,521,958
Intangible assets (Note 16)	305,640	231,007
Assets held for sale (Note 17)	11,573	9,589
Current tax assets (Note 42)	126,388	13,534
Deferred tax assets (Note 42)	—	60,910
Derivative assets (designated for hedging) (Notes 4, 11, 12 and 26)	698	—
Net defined benefit assets (Note 24)	221,546	287,673
Other assets (Notes 19 and 45)	251,671	139,689

Total assets	436,687,888	424,535,517

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20, 26 and 45)	6,015,790	9,002,105
Deposits due to customers (Notes 4, 11, 21 and 45)	338,741,703	323,378,015
Borrowings (Notes 4, 11, 12, 22 and 45)	21,461,867	21,717,702
Debentures (Notes 4, 11 and 22)	21,273,027	24,635,427
Provisions (Notes 23, 44 and 45)	705,507	456,396
Current tax liabilities (Note 42)	23,061	664,012
Deferred tax liabilities (Note 42)	372,268	—
Derivative liabilities (designated for hedging) (Notes 4, 11, 12, 26 and 45)	135,263	193,831
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	22,635,153	19,872,997
Other liabilities (Notes 25 and 45)	227,496	181,175

Total liabilities	411,591,135	400,101,660

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023, AND 2022 (CONTINUED)

	December 31, 2023	December 31, 2022
	(Korean Won in millions)
EQUITY
Owners’ equity:
Share capital (Note 28)	3,581,392	3,581,392
Hybrid securities (Note 29)	1,546,447	2,344,816
Capital surplus (Note 28)	1,068,420	1,068,420
Other equity (Note 30)	51,880	(660,858)
Retained earnings (Notes 31 and 32)	18,848,614	18,100,087
(Regulatory reserve for credit loss)	(2,164,140)	(2,311,436)
(Regulatory reserve for credit loss to be reversed)	396,732	147,296
(Planned reversal of regulatory reserve for credit loss)	396,732	147,296

Total equity	25,096,753	24,433,857

Total liabilities and equity	436,687,888	424,535,517

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
	(Korean Won in millions, except for per share data)
Interest income	16,981,802	11,513,681
Financial assets at FVTPL	92,854	44,079
Financial assets at FVTOCI	945,536	585,206
Financial assets at amortized cost	15,943,412	10,884,396
Interest expense	(10,293,311)	(4,899,615)

Net interest income (Notes 11, 34 and 45)	6,688,491	6,614,066
Fees and commissions income	1,046,057	1,084,053
Fees and commissions expense	(196,620)	(197,939)

Net fees and commissions income (Notes 11, 35 and 45)	849,437	886,114
Dividend income (Notes 11, 36 and 45)	306,494	180,275
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	514,706	282,411
Net gain (loss) on financial assets at FVTOCI (Notes 11 and 38)	(38,399)	(22,865)
Net gain on financial assets at amortized cost (Note 11)	101,788	35,003
Net gain on disposals of loans and other financial assets at amortized cost	101,788	35,003
Provision for expected credit loss allowance (Notes 11, 39 and 45)	(930,995)	(390,611)
General and administrative expenses (Notes 40 and 45)	(3,409,755)	(3,545,030)
Other net operating expenses (Notes 40 and 45)	(1,064,546)	(682,610)

Operating income	3,017,221	3,356,753
Net loss on investments in subsidiaries and associates (Note 13)	(1,786)	—
Net other non-operating income (expense)	(23,503)	50,283

Non-operating income (loss) (Notes 13 and 41)	(25,289)	50,283

Net income before income tax expense	2,991,932	3,407,036
Income tax expense (Note 42)	(714,792)	(859,629)

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2023 and 2022 are 2,673,872 million Won and 2,694,703 million Won, respectively) (Note 32)	2,277,140	2,547,407

Net gain (loss) on valuation of equity securities at FVTOCI	195,587	(34,660)
Remeasurement of the net defined benefit liability	(66,174)	226,846

Items that will not be reclassified to profit or loss	129,413	192,186
Net gain (loss) on valuation of debt securities at FVTOCI	523,744	(441,749)
Gain on foreign currency translation of foreign operations	2,364	789
Gain (loss) on evaluation of hedge of net investment in foreign operations	(1,493)	5,174

Items that may be reclassified to profit or loss	524,615	(435,786)

Other comprehensive income (loss), net of tax	654,028	(243,600)

Total comprehensive income	2,931,168	2,303,807

Earnings per share (Note 43)
Basic and diluted earnings per share (Unit: In Korean Won)	3,047	3,399

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2022	3,581,392	2,555,166	1,068,420	(394,606)	16,880,184	23,690,556
Net income	—	—	—	—	2,547,407	2,547,407
Dividends on common stocks	—	—	—	—	(1,175,672)	(1,175,672)
Net loss on valuation of financial assets at FVTOCI	—	—	—	(476,407)	—	(476,407)
Net gain (loss) due to disposal of financial assets at FVTOCI	—	—	—	10,472	(10,472)	—
Gain on foreign currency translation of foreign operations	—	—	—	789	—	789
Gain on evaluation of hedges of net investment in foreign operations	—	—	—	5,174	—	5,174
Remeasurement of the net defined benefit liability	—	—	—	226,846	—	226,846
Appropriation of retained earnings	—	—	—	27,365	(27,365)	—
Dividends on hybrid securities	—	—	—	—	(113,995)	(113,995)
Issuance of hybrid securities	—	349,215	—	—	—	349,215
Redemption of hybrid securities	—	(559,565)	—	(60,491)	—	(620,056)

December 31, 2022	3,581,392	2,344,816	1,068,420	(660,858)	18,100,087	24,433,857

January 1, 2023	3,581,392	2,344,816	1,068,420	(660,858)	18,100,087	24,433,857
Net income	—	—	—	—	2,277,140	2,277,140
Dividends on common stocks	—	—	—	—	(1,372,572)	(1,372,572)
Net gain on valuation of financial assets at FVTOCI	—	—	—	719,331	—	719,331
Net gain (loss) due to disposal of financial assets at FVTOCI	—	—	—	(87)	87	—
Gain on foreign currency translation of foreign operations	—	—	—	2,364	—	2,364
Loss on evaluation of hedges of net investment in foreign operations	—	—	—	(1,493)	—	(1,493)
Remeasurement of the net defined benefit liability	—	—	—	(66,174)	—	(66,174)
Appropriation of retained earnings	—	—	—	60,491	(60,491)	—
Dividends on hybrid securities	—	—	—	—	(95,637)	(95,637)
Issuance of hybrid securities	—	299,327	—	—	—	299,327
Redemption of hybrid securities	—	(1,097,696)	—	(1,694)	—	(1,099,390)

December 31, 2023	3,581,392	1,546,447	1,068,420	51,880	18,848,614	25,096,753

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	For the years ended December 31
	2023	2022
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,277,140	2,547,407
Adjustments:
Income tax expense	714,792	859,629
Interest income	(16,981,802)	(11,513,681)
Interest expense	10,293,311	4,899,615
Dividend income	(360,629)	(228,998)

	(6,334,328)	(5,983,435)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	—	805,814
Loss on financial assets at FVTOCI	46,335	23,824
Provision for expected credit loss allowance	930,995	390,612
Impairment losses on investments in subsidiaries and associates	1,786	—
Loss on derivatives (designated for hedging)	8,819	250,267
Loss on fair value hedge	72,601	—
Losses related to other provisions	69,742	24,539
Retirement benefits	88,637	136,868
Depreciation and amortization	361,352	395,483
Loss on disposal of properties and equipment, intangible asset and other assets	1,217	2,117
Impairment loss on properties and equipment, intangible asset and other assets	22	144
Loss on foreign currency translation	394,827	30,858
Other losses	—	63,354
Other operating expenses	169,357	—

	2,145,690	2,123,880

Deductions of incomes not involving cash inflows:
Gain on financial instruments at FVTPL	586,995	—
Gain on financial assets at FVTOCI	7,936	959
Gain on disposal of investments in subsidiaries and associates	33,081	560
Gain on derivatives (designated for hedging)	69,479	1,288
Gain on fair value hedge	8,986	257,910
Gain related to other provisions	14,092	52,659
Gain on disposal of properties and equipment, intangible assets and other assets	1,416	25,317
Reversal of impairment loss on properties and equipment, intangible asset and other assets	47	—
Gain on disposal of assets held for sale	3,027	24,100
Other incomes	—	15,880

	725,059	378,673

Changes in operating assets and liabilities:
Financial assets at FVTPL	(2,162,406)	(1,702,663)
Loans and other financial assets at amortized cost	(12,444,391)	(2,363,406)
Other assets	(110,980)	(60,360)
Deposits due to customers	14,932,187	21,234,110
Provisions	(27,096)	(20,228)
Net defined benefit liability	(112,511)	(103,218)
Other financial liabilities	1,449,421	(3,127,127)
Other liabilities	45,523	33,858

	1,569,747	13,890,966

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (CONTINUED)

	For the years ended December 31
	2023	2022
	(Korean Won in millions)
Interest income received	16,616,933	11,101,376
Interest expense paid	(9,178,973)	(3,933,026)
Dividends received	360,629	228,998
Income tax paid	(1,270,630)	(777,380)

Net cash inflow from operating activities	5,461,149	18,820,113

Cash flows from investing activities:
Disposal of financial instruments at FVTPL	10,690,537	10,110,542
Acquisition of financial instruments at FVTPL	(13,076,753)	(11,652,579)
Disposal of financial assets at FVTOCI	19,970,026	20,456,735
Acquisition of financial assets at FVTOCI	(23,604,697)	(14,892,378)
Redemption of securities at amortized cost	6,735,231	3,643,712
Acquisition of securities at amortized cost	(2,827,215)	(14,025,148)
Disposal of investments in subsidiaries and associates	17,545	26,166
Acquisition of investments in subsidiaries and associates	(68,711)	(18,272)
Disposal of properties and equipment	2,242	11,187
Acquisition of properties and equipment	(99,682)	(83,784)
Disposal of intangible assets	—	429
Acquisition of intangible assets	(165,835)	(96,121)
Disposal of assets held for sale	3,547	52,417
Net increase in other assets	8,545	62,710

Net cash outflow from investing activities	(2,415,220)	(6,404,384)

Cash flows from financing activities:
Net increase of derivatives (designated for hedging)	1,394	19,652
Net increase (decrease) in borrowings	(371,695)	3,218,598
Issuance of debentures	12,859,755	10,943,580
Redemption of debentures	(16,412,140)	(12,778,811)
Redemption of lease liabilities	(132,159)	(134,562)
Net increase of other liabilities	30	453
Dividends paid to common stocks	(1,372,572)	(1,175,672)
Issuance of hybrid securities	299,327	349,215
Redemption of hybrid securities	(1,100,000)	(643,000)
Dividends paid to hybrid securities	(95,637)	(113,995)

Net cash outflow from financing activities	(6,323,697)	(314,542)

Effects of exchange rate changes on cash and cash equivalents	(169,385)	14,013
Net increase (decrease) in cash and cash equivalents	(3,447,153)	12,115,200
Cash and cash equivalents, the beginning of the year	30,513,261	18,398,061

Cash and cash equivalents, the end of the year (Note 6)	27,066,108	30,513,261

The accompanying notes are part of these separate financial statements.

WOORI BANK

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

1.	GENERAL

(1)	Woori Bank

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

As of December 31, 2023, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 716 million shares and common stocks amounting to 3,581,392 million Won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 711 branches and offices in Korea, and 14 branches, 8 branch offices and 4 offices overseas as of December 31, 2023.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

(1)	Basis of preparation

The Bank maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The separate financial statements of the Bank have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The material accounting policies applied in the preparation of financial statements are stated below, and the accounting policies applied are identical to ones used in the preparation of previous period’s financial statements, except for the effects of adopting new standards or interpretations as explained below.

The financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the financial statements of the Bank were initially approved by the board of directors on February 6, 2024, and were revised and approved on February 29, 2024, and is planned for an approval in the annual shareholder’s meeting on March 21, 2024.

1)	From the accounting period beginning on January 1, 2023, the Bank has newly applied the following amendments and interpretations.

i)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ and IFRS Practice Statement 2 ‘Making Materiality Judgments’ - Disclosure of Accounting Policies

In order to define and disclose important accounting policies and to provide guidance on how to apply the concept of materiality the IFRS Practice Statement 2 ‘Disclosure of Accounting Policies’ has been revised. The Bank expects that there is no significant impact on the separate financial statement of the Bank due to this amendment.

ii)	Amendments to K-IFRS No.1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’—Definition of ‘Accounting Estimates’

The Bank defined accounting estimates and clarified the way to distinguish changes in accounting policies from changes in accounting estimates. The Bank expects that there is no significant impact on the separate financial statement of the Bank due to this amendment.

iii)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’—Disclosure of gains or losses on valuation of financial liabilities with conditions for exercise price adjustment

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS No.1032. The Bank expects that there is no significant impact on the separate financial statement of the Bank due to this amendment.

iv)	Annual Improvements to K-IFRS No.1012 ‘Income Taxes’—deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. The Bank expects that there is no significant impact on the separate financial statement of the Bank due to this amendment.

v)	New Standard: K-IFRS No.1117 ‘Insurance Contract’

K-IFRS No.1117 Insurance Contracts replaces K-IFRS No.1104 Insurance Contracts. This Standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual period. In addition, investment components (Refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. The Bank expects that there is no significant impact on the separate financial statement of the Bank due to this standard.

vi)	Amendments to K-IFRS No.1012 ‘Income Taxes’—International Tax Reform – Pillar Two Model Rules

The amendments provide a temporary relief from the accounting for deferred taxes arising from legislation enacted to implement the Pillar Two model rules, which aim to reform international corporate taxation for multinational enterprises, and require disclosure of related current tax effects, etc.

The Bank applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Since the Pillar Two legislation is scheduled to be effective from January 1, 2024, the Bank has no current tax expense related to Pillar Two. The impact of the Pillar Two income taxes is described in Note 42.

2)	The details of K-IFRS that have been issued and published as of January 1, 2023, but have not yet reached the effective date, and which the Bank has not applied at an earlier date are as follows:

i)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that the classification of either current or non-current liabilities is based on the entity’s rights existing at the end of the reporting period and highlight that the entity is not expected to exercise its right to defer settle the liabilities. At the end of the reporting period, if the borrowing arrangement is in compliance, the right is explained and the definition is clarified by transferring cash, equity instruments, or other assets or services to the counterparty.

The amendments also stipulate that only certain conditions in the borrowing arrangement that must be complied with before the end of the reporting period (hereinafter referred to as the ‘agreement’) affect an entity’s right to defer settlement of the liability for at least 12 months after the reporting period.

Although compliance with the arrangement is assessed only after the reporting period, these arrangements affect the existence of rights as of the end of the reporting period.

In addition, stipulates that agreements that must be followed only after the reporting period do not affect the right to defer payment. However, if an entity’s right to defer settlement of a liability depends on the arrangements it complies with within 12 months of the reporting period, it shall disclose information to users of financial statements to understand the risk that the liability may be repaid within 12 months of the reporting period. This information includes information about the arrangement (including the nature of the arrangement, when the entity should comply with the arrangement), the carrying amount of the liability involved, and facts and circumstances indicating that the arrangement may be difficult to comply with. The above amendments shall be applied retrospectively for annual periods beginning on or after January 1, 2024 and shall be permitted for early application.

The above enacted or amended standards will not have a significant impact on the separate financial statements of the Bank.

ii)	Amendments to K-IFRS No.1007 ‘Statement of Cash Flows’, K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted.

The above enacted or amended standards will not have a significant impact on the separate financial statements of the Bank.

iii)	Amendments to K-IFRS No.1116 ‘Leases’ - Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted.

The above enacted or amended standards will not have a significant impact on the separate financial statements of the Bank.

iv)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ – Disclosure of ‘Cryptographic Assets’

The amendments require for an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted.

The above enacted or amended standards will not have a significant impact on the separate financial statements of the Bank.

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Bank in exchange for control of the acquiree, liabilities assumed by the Bank and the equity interests issued by the Bank. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1012 ‘Income Taxes’ and K-IFRS No.1019 ‘Employee Benefits’, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS No.1102 ‘Share-based Payment’ at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS No.1105 ‘Non-current Assets Held for Sale and Discontinued Operations’ are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income (or other comprehensive income, if applicable) identical to the treatment assuming interests are sold directly.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

In cases where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with K-IFRS applicable to the particular assets, liabilities, revenues and expenses.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(4)	Revenue recognition

K-IFRS No.1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Bank performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

i)	Revenue from contracts with customers

The Bank recognizes revenue when the Bank satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Bank recognizes as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Bank expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank recognizes revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Bank acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on credit card are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Bank. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commissions are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

ii)	Other revenue from contracts with customers

①	Interest income

Interest income on financial assets measured at FVTPL, FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

② Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination costs and is being added or deducted to/from interest income on loans using effective interest rate method.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss are measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity. When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss.

(6)	Cash and cash equivalents

The Bank is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(7)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Bank evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g., whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g., liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Bank considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Bank considers the following elements when evaluating the following:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Bank’s claim on cash flows arising from certain assets (e.g., non-recourse feature)

•	Terms of holding multiple contractually linked financial tranche that concentrate credit risk

In such case, credit risk comparison information of the instrument itself, the contractual cash flow characteristics of underlying financial instrument group and the underlying financial instrument group

①	Financial assets at FVTPL

The Bank is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

The Bank may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instruments), and reclassified within the equity for FVTOCI (equity instruments)

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Bank at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Gain or loss arising from financial liabilities at FVTPL is recognized in profit or loss when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Bank’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Bank’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS No.1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Bank modifies the business model used to manage financial assets. When the Bank modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Bank does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Bank recognizes financial assets to the extent of its continuing involvement. If the Bank holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Bank allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Bank derecognizes financial liabilities when, and only when, the Bank’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Bank exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Bank accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (The Bank concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Bank uses the fair value determined by independent appraisers, the Bank usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Bank uses the amount determined by the independent appraiser. The Bank verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reappraisal done by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Bank’s transactions involving derivatives such as futures and exchange traded options are measured at market value. A portion of exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Bank is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Bank earns income through derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value, there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Bank’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Bank’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Bank recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by K-IFRS No.1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

•	General approach: Financial assets that do not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the Bank are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. Changes in loss allowance due to subsequent recoveries of amounts previously written off are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Bank has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of properties and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss from derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property, and is recognized in profit or loss of the period.

(10)	Properties and equipment

Properties and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of properties and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other properties and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years

The Bank reassesses the depreciation method, the estimated useful lives and residual values of properties and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a properties and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets and goodwill

The Bank is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Other intangible assets	5 years or contract period

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill is not amortized, but is subject to an impairment test every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Bank’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(13)	Leases

The Bank determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Bank uses the definition of a lease in K-IFRS No.1116.

1)	The Bank as a lessee

The Bank recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, but if that cannot be readily determined, the Bank uses its incremental borrowing rate. The Bank generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Bank could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Bank becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options was an increase in recognized lease liabilities and right-of-use assets of 7,373 million Won.

In the statement of financial position, the Bank classified the right-of-use assets that do not meet the definition of investment property as ‘properties and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Bank has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Bank recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Bank as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Bank allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Bank classifies its leases as either an operating lease or a finance lease at the commencement date.

The Bank subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Bank applies K-IFRS No.1115 to allocate the consideration of the contract.

The Bank applies derecognition and impairment provisions of K-IFRS No.1109 to its net investment in the lease. The Bank also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Bank recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Bank has applied as a lessor is not different from K-IFRS No.1116.

(14)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS No.1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS No.1109 (e.g., financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics and risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Bank is applying K-IFRS No.1109 in regard to hedge accounting. The Bank designates certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Bank documents the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Bank documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•	When the hedge ratio is equal to the proportion and the number of hedged items to those of the hedging instruments.

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Bank designated only the part of derivative financial instruments except for the foreign currency basis spread. Changes in value due to the corresponding foreign currency basis spread are recognized in other comprehensive income and accumulated in equity items. If the hedged item relates to a transaction, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects profit or loss.

However, if the hedged item subsequently recognizes a non-financial item, the accumulated amount in the equity item is removed directly from equity and included in the initial carrying amount of the recognized non-financial item. This transfer does not affect other comprehensive income.

However, if all or some of the accumulated equity items are not expected to recover in a future period, the amounts that are not expected to recover are immediately reclassified to profit or loss. If the hedged item relates to a period, the portion of the foreign currency basis spread at the date the derivative is designated as a hedging instrument is reclassified to profit or loss over the period of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

(15)	Assets (or disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the unused membership points, payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

If the Bank reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(18)	Financial guarantee liabilities

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with K-IFRS No.1109

•	Initial book value less accumulated profit measured in accordance with K-IFRS No.1115

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Bank recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Bank does not have legal obligation to do so because it can be construed as constructive obligation.

The Bank is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized as other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Bank is no longer able to cancel its proposal for termination benefits or 2) the date when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Financial liabilities designated as hedge of a net investment in a foreign operation

When applying hedge accounting of net investment in a foreign operation, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion of the hedge is recognized as current profit or loss in order to offset changes in the fair value of the hedged item caused by the hedging with changes in the fair value of the hedging instrument. The effective portion of hedge recognized in other comprehensive income will be reclassified from other comprehensive income to current profit or loss in accordance with K-IFRS No.1021 ‘The Effects of Changes’ in Foreign Exchange Rates at the time of disposal of a foreign operation or disposal of a portion of its foreign operations in the future.

(21)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the company, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis In response, the Bank paid taxes in accordance with K-IFRS No.2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(22)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations for future events that are reasonably considered probable. Accounting estimates based on these definitions may not match the actual occurrence results. Accounting estimates and assumptions that include significant risks that could significantly alter the carrying amount of assets and liabilities currently accounted for in the next accounting period are as follows:

The Korean government implemented support measures such as loan repayment deferment to mitigate the negative impact of COVID-19. The bank has assessed that the credit risk of loans affected by repayment deferment has significantly increased, with a high possibility of default. The Bank will continue to evaluate the adequacy of forecast information regarding the duration of the economic aftermath of COVID-19 and future government policies even after the end of the financial support. The Bank also manages credit risk on loans with extended maturities.

The Bank recognizes additional expected credit loss allowance for loans subject to payment holiday and extended maturities due to the assessment of the high possibility of default.

Total loans subject to payment holiday (loan, payment guarantees) on December 31, 2023 and 2022, among which credit risk has increased significantly due to payment holiday, total loans transferred from 12-month expected credit loss measurement to lifetime expected credit losses (Stage2) and additionally recognized expected credit loss allowances are as follows (Unit: Korean Won in millions):

			December 31, 2023	December 31, 2022
Total loans that are subject to payment holiday	Loan	Corporate	1,453,314	1,958,133
		Retail	130,090	216,487
	Off-balance accounts		22,038	2,391

	Total		1,605,442	2,177,011

Total loans that changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Loan	Corporate	1,367,603	1,774,717
		Retail	101,422	169,851
	Off-balance accounts		6,642	2,391

	Total		1,475,667	1,946,959

The expected credit loss allowances that are additionally recognized	Loan	Corporate	210,386	312,054
		Retail	9,318	12,643
	Off-balance accounts		1,734	317

	Total		221,438	325,014

Total loans subject to extended maturities and additionally expected credit loss allowance as of December 31, 2023 are as follows (Unit: Korean Won in millions):

			December 31, 2023
Total loans subject to maturities are extended	Loans	Corporate	5,227,017
		Retail	2,124,207
	Off-balance accounts		31,976

	Total		7,383,200

The expected credit loss allowance that are additionally recognized	Loan	Corporate	58,545
		Retail	35,515
	Off-balance accounts		115

	Total		94,175

In addition, as of December 31, 2023, the Bank reflects the forward-looking information in the estimated probability of default rate and loss given default and recognizes additional expected credit loss allowances appropriations by adjusting the forward-looking indicators in consideration of the Korean government financial providing policies, increased economic uncertainty, and potential insolvency due to market interest rate hikes.

The impact of changes including methodology for estimating the risk components(RC) during the current period is as follows (Unit: Korean Won in millions):

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	310,636
	Guarantees and unused commitments	39,087
	Financial assets at FVTOCI	788
	Securities at amortized cost	574

	Total	351,085

(*)	The impact of changes including methodology for estimating probability of default rate and loss given default are 203,832 million Won and 147,253 million Won, respectively.

(1)	Income taxes

The Bank has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Bank’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Bank’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Bank is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2 (7) 5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance payment guarantee and unused commitment.

The Bank has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The measurement of expected credit loss is described in 4. Risk management (1) 3) Measurement of expected credit loss.

(4)	Defined benefit plan

The Bank operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented risk management processes of identification, measurement, assessment, control, monitoring and reporting of risk.

The risk is managed in accordance with the Bank’s risk management policy. The Risk Management Committee, at the top decision-making level, makes decisions on the risk strategies such as the allocation of internal capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lost the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

a.	Credit facilities limit management

The Bank calculates and manages the appropriate borrowing limits by aggregation, business and industry through management of aggregation, total exposure and portfolio.

b.	Credit risk monitoring organization and role

①	Large enterprise loan credit department

•	Examination, approval and maintenance of loans to large enterprises (including small and medium enterprises affiliated with major debt group)

•	Examination, approval, and maintenance of loans to government agencies, public (50% or more of investments and contributions) and other corporations

•	Examination, approval, and maintenance of overseas branches and local corporations of domestic corporations

•	Examination, approval, and maintenance of relevant real estate PF (large or non-confirmed construction enterprises

•	Operation control, etc. ‘the Credit Management for Affiliate Enterprise Groups’ as specified by the Regulation on Supervision of Bank Business, etc.

②	Small and medium-sized enterprise loan credit department

•	Examination, approval, and follow-up management of loans to small and medium-sized enterprises (excluding small and medium enterprises affiliated with major debt affiliates)

•	Examination, approval, and follow-up management of loans to public institutions(less than 50% of investments and contributions) and other corporations

•	Consultation on loan examination, and agreement on the approval (including follow-up) of overseas branches and local corporations of the enterprises

•	Examination, approval, and follow-up management of relevant real estate PF (Small- and medium- construction enterprises or non-confirmed)

•	Examination, approval, and follow-up management, etc. of business loans related to National Housing and Urban Fund

③	Personal loan credit department

•	Examination, approval, and maintenance of personal and individual business loans

•	Examination and approval of collective loans (including cases where construction enterprise is subject to workout)

④	Corporation workout department

•	General management of enterprises subject to workout, etc.

•	General management of enterprises subject to pre-workout, etc. with the management on the borrower in the course of corporate rehabilitation procedures

•	Workout activities such as the establishment and implementation of corporate workout plans performed for relevant enterprise

•	Pre-workout activities such as the establishment and implementation of corporate management diagnosis and management plans performed for relevant enterprise

•	Credit examination, approval, setting total exposure limit and maintenance for relevant enterprise

•

Examination and execution of loans for sound post-management of rehabilitation bonds such as examination, approval, and maintenance of overseas branches and local corporations of the relevant enterprise

⑤	Global IB Monitoring Department

•	Credit examination, approval and maintenance related to IB Group Investment Banking

•	Credit examination, approval, and follow-up of overseas branches or subsidiaries of local companies, foreign companies

•	Support for related tasks such as credit screening and maintenance of overseas review centers

•	Establishing and managing total exposure limits for affiliated companies

•	Management of approved loans (deferred, asset soundness, portfolio, etc.)

•	Credit limit management designated by the Banking Act for the affiliated companies.

c.	Credit screening and post monitoring or post management

①	Objective

•	To maintain appropriate credit ratings and improve asset quality

②	Main activities

•	Review the adequacy of credit and credit ratings, and maintain the consistency in application of ratings

•	Review the appropriateness of asset classification by quality and the provision for credit losses

•	Overall analysis of loan portfolio quality

•	Inspection of compliance with loan policies and relevant regulations, and recommendation for modification of policies

•	Review the appropriateness of loan approval and compliance with loan commitments

•	Post-inspection of the branches’ discretionary decision for loans

•	Assessing the accuracy of the identification of bad loans and the timeliness of actions taken by the person in charge of the loan

ii)	Current status by measurement method

a.	Method of calculating risk-weighted assets

①	The Bank calculates the risk-weighted assets of the credit risk by obtaining approval of the internal rating based approach.

②

The internal rating based approach meets the qualitative and quantitative requirements set by the Financial Supervisory Service, including the use of advanced techniques in risk measurement, as well as the establishment of an internal control and risk management system. It enables more accurate measurement and management of credit risk than the standard method.

•	The internal rating based approach

Risk-weighted assets are calculated by applying self-estimated risk measurement factors such as probability of default (PD), loss given default (LGD), exposure at default (EAD), and effective maturity (M) according to the internal rating of the Bank.

b.	Overview and utilization scope of credit rating evaluation model

<Overview of corporate credit rating model>

①	Definition of corporate credit rating model

The corporate credit rating is the assessment of the possibility of default by the counterparty. It includes both scoring assessments that are evaluated according to quantitative methods using financial statements, etc., representative assessments that are evaluated according to quantitative methods using loans, deposit transactions, etc. of the representative’s the Bank itself and other financial institutions, and Judgment evaluations that are evaluated by the evaluator’s subjective judgment. This represents that the degree of credit risk assessed is presented in a systematic manner.

②	Operation of corporate credit rating model

•

General corporate evaluation model: Classified to external audit based on K-IFRS, external audit based on GAAP, non-external audit 1, non-external audit 2 and personal business based on their total assets, sales volume, accounting standards, whether subject to external audit or not, loan size and types of business; such as individuals or corporations.

•	Evaluation model of local governments

•	Evaluation model of public institutions

•	Evaluation model of financial institutions: Banks, insurance companies, financial investment, and other financing

•	Evaluation model of overseas companies

•	Evaluation model of non-profit organization: Private schools, medical institutions, religious organizations, and other organizations

•

Specialized lending evaluation model: PF(Project Financing), OF(Object Financing), CF(Commodities Financing), real estate financing for sale, Real estate financing for rent, fund financing, acquisition financing, asset securitization.

③	Corporate credit rating system

The corporate credit rating system is divided into 14 grades (13 normal, 1 default) system, and each credit rating is presented in English (AAA~D).

<Overview of retail credit rating model>

①	Definition of retail credit scoring model

This is a model that determines credit rating of retail loan customers by calculating credit score statistically using the customer information and operates two types of scoring system which are Application Scoring System and Behavior Scoring System according to applicable borrowers’ loan types.

•

Application Scoring System (ASS) : The model determines credit rating by statistically calculating credit score for new retail loan applications using personal information, transaction information and credit information.

•	Behavior Scoring System (BSS) : The model determines credit rating by statistically calculating credit score for existing retail loans using transaction information and credit information.

②	Operation of retail credit scoring model

•	SOHO loan credit scoring model: ASS / BSS scoring model

•	Household loan credit scoring model: ASS / BSS scoring model

③	Retail credit scoring model evaluation system : Presented in number from grade 1 to 10

<Utilization score of credit rating evaluation model>

①	Utilizes as a key component in calculating BIS credit risk-weighted assets

②	Supports prompt loan decision-making by applying for interest rate (pricing), and discretionary decision-making, etc.

③	Utilizes to measure overall risk such as assets quality and provisions for the credit losses

④	Utilizes as an indicator of Risk Adjusted Performance Measurement and relevant performance measurement

c.	Control structure for credit evaluation system (including content related to grade change)

①	Securing the independence of granting credit rating

The credit rating is granted through the evaluation department ((large enterprise, small and medium-sized enterprise, personal etc.) that is independent from the sales department, but the head of the branch has authority to grant credit ratings to small-scale loans according to the size of the loans. The Bank clearly defines and operates procedures such as override, check list, authority and procedures, and review when granting credit ratings. For credit ratings granted by a sales branch and the evaluation department, periodic and regular loan reviews are performed by the credit supervision department to assess the consistency and timeliness of credit ratings.

②	Securing independence of credit risk control operations

The credit risk management department within the risk management group that is independent of the sales department is responsible for the design, monitoring/supervision of operation and performance, on-going review and modification. The credit risk management department conducts self-validation and monitoring of credit ratings, development and implementation of credit rating models.

③	Validation of credit evaluation systems by an independent third party

To secure the adequacy of credit evaluation system, the risk management group risk model validation department that is independent from the credit evaluation system department conducts validation of credit evaluation system. The risk model validation department conducts periodic validation to assess the design adequacy of credit evaluation system, to determine whether BIS satisfies with minimum requirements and to validate the utilization and calculation methods of risk measurement components (PD, LGD, EAD, etc.).

A third-party review is conducted in head office audit department for the development/ implementation of credit risk management department’s credit risk model, estimation of risk measurement factors, and the third party’s validation activities of the risk model validation department.

④	Strengthen the role of the Board of Directors and management

Major decision-making related to the credit evaluation system and risk measurement factors are carried out in the approval process of the Risk Management Council and the Committee (Board of Directors). Issues related to validation and monitoring of credit evaluation systems and risk measurement elements are regularly reported to the Risk Management Council and the Committee (Board of Directors).

d.	Scope of application of internal rating method

BIS Ratio calculation method		Exposure category	Date of approval
Standard method	Permanent standard method	Government, public institutions, banks	October 30, 2008
	Standard method	Subsidiaries, overseas branches, other assets	October 30, 2008
Internal rating based method

Large/small and medium-sized enterprise exposure (external audit IFRS, external audit GAAP, non-external audit1, non-external audit2, personal business model), retail exposure, asset-backed exposure (Credit Rating Act)

October 30, 2008 February 13, 2015
Stepwise application		Special financing, financial institutions, non-profit organizations, and public institutions	October 30, 2008

iii)	Measurement of expected credit loss

K-IFRS No.1109 ‘Financial Instruments’ requires entities to measure loss allowances equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired
Loss allowances	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Bank may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Bank assesses whether the credit risk has increased significantly since initial recognition by using credit rating, assets soundness, early warning system, days past due and other.

The Bank performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating (*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Bank has applied the indicators of significant decrease in credit rating since the initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Indicators of significant decrease in credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step
Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 9	More than 1 step

The Bank determined that there was no significant increase in credit risk after the initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Bank concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset

The Bank has estimated the expected credit loss allowances using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

Probability of default (PD) and loss given default (LGD) for each category of financial asset are calculated considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Bank is reasonably using supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate and Won-dollar exchange rate, etc. in order to forecast forward looking information conditions.

The Bank applies the following forward-looking model and reviews the results regularly.

•	Development of estimation models through regression analysis of borrower(corporate/-retail), year-by-year default rate and macroeconomic indicator data by year

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative (-) Correlation
Personal consumption expenditures increase/decrease rate	Negative (-) Correlation
Won-dollar exchange rate	Positive (+) Correlation

•

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by institutions verified to be reliable such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Forecast of macroeconomic variables

a)	Probability weight

As of December 31, 2023, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Base Scenario	Upside Scenario	Downside Scenario	Worst Scenario
Probability weight	44.36	9.41	26.23	20.00

b)	Economic forecast of each major macroeconomic variables by scenario (prospect period: 2024)

As of December 31, 2023, the forecasts of major macroeconomic variables by scenario are as follows (Unit: Won, %):

	Base Scenario	Upside Scenario	Downside Scenario	Worst Scenario
GDP growth rate	2.10	2.29	1.76	(-)5.10
Personal consumption expenditures increase/decrease rate	1.90	2.27	1.23	(-)12.22
Won-dollar exchange rate	1,263	1,255	1,277	1,560

As of December 31, 2023 and 2022, the sensitivity of the provision for expected credit loss allowances due to changes in macroeconomic indicators is as follows (Unit: Korean Won in millions):

			December 31, 2023 (*1)
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(46,211)
		Decrease by 1% point	52,862
Retail	Consumer price index change rate (*2)	Increase by 1% point	—
		Decrease by 1% point	—

			December 31, 2022 (*1)
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(59,987)
		Decrease by 1% point	68,036
Retail	Consumer price index change rate (*2)	Increase by 1% point	(24,164)
		Decrease by 1% point	28,042

(*1)	The sensitivity of GDP growth rate and won-dollar exchange rate to the bank’s expected credit loss allowances is not significant.
(*2)	The consumer price index was excluded from the estimation model of the future economic forecast for the year ended December 31, 2023.

•	When reflecting the predicted default rate, the increase rate is used as a future economic forecast adjustment coefficient and reflected in the estimate applied for the current year.

iv)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of expected credit loss allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees loan commitment. Additionally, loan commitments are the unused commitment amounts that represent the maximum exposure to credit risk for each loan.

The maximum exposures to credit risk as of December 31, 2023 and 2022, are as follows

(Unit: Korean Won in millions):

		December 31, 2023	December 31, 2022
Loans and other financial assets at amortized cost	Korean treasury and government agencies	2,238,375	2,844,619
	Banks	19,732,220	17,739,805
	Corporates	131,411,383	121,194,896
	Retail	167,428,639	167,006,073

	Sub-total	320,810,617	308,785,393

Financial assets at FVTPL (*1)	Due from banks	39,241	34,995
	Debt securities	4,067,596	2,125,303
	Loans	—	19,169
	Derivative assets	5,791,449	8,183,086

	Sub-total	9,896,289	10,362,553

Financial assets at FVTOCI	Debt securities	35,303,429	30,713,032
Securities at amortized cost	Debt securities	23,584,608	27,304,915
Derivative assets(Designated for hedge)		698	—
Off-balance accounts	Guarantees (*2)	16,029,920	11,944,257
	Loan commitments	83,196,929	75,023,259

	Sub-total	99,226,849	86,967,516

	Total	488,824,487	464,133,409

(*1)	Puttable instruments are not included.
(*2)	Include 6,539,824 million Won and 3,714,228 million Won of financial guarantees as of December 31, 2023 and 2022, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2023
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	310,924,633	1,870,959	260,834	608,258	7,145,933	320,810,617
Securities at amortized cost	22,529,414	1,006,742	—	—	48,452	23,584,608
Financial assets at FVTPL	7,156,903	1,440,175	355,478	143,229	802,501	9,898,286
Financial assets at FVTOCI	32,422,601	2,200,514	—	32,194	648,120	35,303,429
Derivative assets (Designated for hedge)	—	—	—	698	—	698
Off-balance accounts	97,206,159	444,545	20,045	26,351	1,529,749	99,226,849
Guarantees	15,086,472	143,212	20,045	26,351	753,840	16,029,920
Loan commitments	82,119,687	301,333	—	—	775,909	83,196,929

Total	470,239,710	6,962,935	636,357	810,730	10,174,755	488,824,487

(*)	Others consist of financial assets in Hong Kong, Germany, Australia, and other countries.

	December 31, 2022
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	301,119,133	1,336,016	215,174	714,182	5,400,888	308,785,393
Securities at amortized cost	26,883,967	376,247	16,658	—	28,043	27,304,915
Financial assets at FVTPL	6,246,731	2,210,580	318,323	168,013	1,418,906	10,362,553
Financial assets at FVTOCI	27,780,241	2,075,297	1,719	41,421	814,354	30,713,032
Off-balance accounts	85,547,875	157,517	25,644	16,987	1,219,493	86,967,516
Guarantees	10,938,988	89,468	25,644	16,987	873,170	11,944,257
Loan commitments	74,608,887	68,049	—	—	346,323	75,023,259

Total	447,577,947	6,155,657	577,518	940,603	8,881,684	464,133,409

(*)	Others consist of financial assets in Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2023 and 2022 (Unit: Korean Won in millions):

	December 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	77,382,728	40,376,116	25,964,704	3,326,933	164,618,003	9,142,133	320,810,617
Securities at amortized cost	189,193	—	13,928,774	69,720	—	9,396,921	23,584,608
Financial assets at FVTPL	124,563	185,965	5,655,567	11,744	2,600	3,917,847	9,898,286
Financial assets at FVTOCI	382,694	327,006	25,686,485	284,367	—	8,622,877	35,303,429
Derivative assets (Designated for hedge)	—	—	698	—	—	—	698
Off-balance accounts	20,310,662	25,348,411	14,199,786	2,461,454	33,357,279	3,549,257	99,226,849
Guarantees	5,653,946	7,279,934	2,023,718	531,415	5,768	535,139	16,029,920
Loan commitments	14,656,716	18,068,477	12,176,068	1,930,039	33,351,511	3,014,118	83,196,929

Total	98,389,840	66,237,498	85,436,014	6,154,218	197,977,882	34,629,035	488,824,487

	December 31, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	71,069,144	35,904,868	25,967,068	3,455,399	164,000,719	8,388,195	308,785,393
Securities at amortized cost	239,141	—	15,957,692	199,924	—	10,908,158	27,304,915
Financial assets at FVTPL	81,836	154,019	7,922,295	5,148	1,167	2,198,088	10,362,553
Financial assets at FVTOCI	344,861	163,823	22,151,984	48,225	—	8,004,139	30,713,032
Off-balance accounts	16,376,336	22,385,528	10,976,271	2,788,217	30,321,298	4,119,866	86,967,516
Guarantees	4,500,381	4,994,311	928,700	750,480	5,801	764,584	11,944,257
Loan commitments	11,875,955	17,391,217	10,047,571	2,037,737	30,315,497	3,355,282	75,023,259

Total	88,111,318	58,608,238	82,975,310	6,496,913	194,323,184	33,618,446	464,133,409

v)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Stage 1		Stage 2		Stage 3	Total	Expected credit loss allowances	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	277,690,549	20,705,266	11,874,593	11,491,512	982,761	322,744,681	(1,934,064)	320,810,617
Korean treasury and government agencies	2,240,487	—	—	—	—	2,240,487	(2,112)	2,238,375
Banks	19,740,698	—	19,231	—	—	19,759,929	(27,709)	19,732,220
Corporates	110,690,795	15,328,976	2,214,562	4,172,633	419,461	132,826,427	(1,415,044)	131,411,383
General business	76,910,774	9,558,454	1,639,935	2,973,117	319,115	91,401,395	(1,028,932)	90,372,463
Small and medium-sized enterprise	26,394,816	5,622,242	555,410	1,112,664	100,346	33,785,478	(318,556)	33,466,922
Project financing and others	7,385,205	148,280	19,217	86,852	—	7,639,554	(67,556)	7,571,998
Consumers	145,018,569	5,376,290	9,640,800	7,318,879	563,300	167,917,838	(489,199)	167,428,639
Securities at amortized cost	23,598,234	—	—	—	—	23,598,234	(13,626)	23,584,608
Financial assets at FVTOCI (*3)	35,245,808	57,621	—	—	—	35,303,429	(24,714)	35,303,429

Total	336,534,591	20,762,887	11,874,593	11,491,512	982,761	381,646,344	(1,972,404)	379,698,654

	December 31, 2023
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	216,106,580	20,699,712	597,203	237,403,495
Korean treasury and government agencies	39,199	—	—	39,199
Banks	2,136,530	—	—	2,136,530
Corporates	85,768,967	5,452,942	238,656	91,460,565
General business	52,943,796	4,053,318	169,218	57,166,332
Small- and medium-sized enterprise	27,535,748	1,399,624	69,438	29,004,810
Project financing and others	5,289,423	—	—	5,289,423
Consumers	128,161,884	15,246,770	358,547	143,767,201
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	216,106,580	20,699,712	597,203	237,403,495

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI are disclosed as the amount before deducting allowances for credit losses as it does not reduce the carrying amount.

	December 31, 2022
	Stage 1		Stage 2		Stage 3	Total	Expected credit loss allowances	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	270,835,933	16,395,570	12,143,706	10,144,106	829,462	310,348,777	(1,563,384)	308,785,393
Korean treasury and government agencies	2,845,885	—	—	—	—	2,845,885	(1,266)	2,844,619
Banks	17,752,769	—	—	—	—	17,752,769	(12,964)	17,739,805
Corporates	103,845,270	11,872,092	2,225,460	4,005,826	468,547	122,417,195	(1,222,299)	121,194,896
General business	68,568,649	6,929,965	1,644,253	2,966,336	369,492	80,478,695	(915,531)	79,563,164
Small and medium-sized enterprise	26,520,622	4,864,164	560,084	1,002,319	84,055	33,031,244	(254,460)	32,776,784
Project financing and others	8,755,999	77,963	21,123	37,171	15,000	8,907,256	(52,308)	8,854,948
Consumers	146,392,009	4,523,478	9,918,246	6,138,280	360,915	167,332,928	(326,855)	167,006,073
Securities at amortized cost	27,313,079	—	—	—	—	27,313,079	(8,164)	27,304,915
Financial assets at FVTOCI (*3)	30,637,545	75,487	—	—	—	30,713,032	(9,927)	30,713,032

Total	328,786,557	16,471,057	12,143,706	10,144,106	829,462	368,374,888	(1,581,475)	366,803,340

	December 31, 2022
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	205,205,893	19,016,679	480,413	224,702,985
Korean treasury and government agencies	24,276	—	—	24,276
Banks	1,858,588	—	—	1,858,588
Corporates	75,957,277	4,720,094	236,065	80,913,436
General business	44,447,616	3,389,896	154,617	47,992,129
Small- and medium-sized enterprise	27,362,578	1,330,198	66,448	28,759,224
Project financing and others	4,147,083	—	15,000	4,162,083
Consumers	127,365,752	14,296,585	244,348	141,906,685
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	205,205,893	19,016,679	480,413	224,702,985

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI are disclosed as the amount before deducting allowance for credit losses as it does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments on December 31, 2023 and 2022, is as follows (Unit: Korean Won in millions):

	December 31, 2023
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	15,189,594	721,678	73,192	31,958	13,498	16,029,920
Loan commitments	78,816,547	2,261,115	1,937,305	181,962	—	83,196,929

Total	94,006,141	2,982,793	2,010,497	213,920	13,498	99,226,849

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.

	December 31, 2022
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,232,503	428,307	25,826	244,389	13,232	11,944,257
Loan commitments	71,245,113	1,855,067	1,485,749	437,330	—	75,023,259

Total	82,477,616	2,283,374	1,511,575	681,719	13,232	86,967,516

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.

vi)	Collateral and other credit enhancements

For the year ended December 31, 2023, there have been no significant decreases in the value of collateral or other credit enhancements held by the Bank or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank.

vii)

Among the financial assets that have measured expected credit loss allowances in terms of lifetime expected credit losses, amortized costs before changes in contractual cash flows for the years end December 31, 2023 and 2022 are 120,681 million Won and 86,747 million Won, respectively, with net losses recognized along with the changes 1,283 million Won and 4,539 million Won, respectively.

viii)

The Bank determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act, and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation or when it is not possible to recover the loan amount through legal means such as selling debtor’s assets via auctions or through any other means available. Notwithstanding the write-off, the Bank may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

As the Bank manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2023 and 2022 is 8,266,669 million Won and 8,071,686 million Won, respectively. In addition, the contractual uncollected amount of financial assets written off during the year ended December 31, 2023, but still in the process of recovery is 387,217 million Won.

(2) Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level and evaluating the appropriateness of the level of accepted market risks.

i)	Market risk management for trading activities

The Bank has introduced and applied the Basel III standard method according to Detailed Enforcement Regulations for Supervision of Banking Business <The attached table 3-2> as a measurement method of market risk since 2023. The consolidated equity capital required by sensitivity method, default risk required equity capital and residual risk required equity capital are combined to calculate the market risk required equity capital used to calculate the BIS ratio and are managed within the set internal capital limit of internal capital.

The sensitivity method measures linear and nonlinear losses that may occur due to unfavorable fluctuations such as interest rates, credit spreads, stock prices, exchange rates, and general commodity prices, and measures losses that may occur due to sudden bankruptcy not considered in the sensitivity method. Other losses not considered in the sensitivity method and default risk are measured in the residual risk required equity capital.

In addition, in the event of extreme situations such as the IMF crisis and the global financial crisis, stress tests are conducted every month to measure the size of losses to prepare for crises.

Market risk limits such as internal capital, loss, and VaR limits are given annually by the Risk Management Committee and the Risk Management Council, and limits for lower business units, excluding derivatives books, are set by the position management department. Compliance with the limit is monitored by the Risk Management Department independently of the operation department, and the details of the limit monitoring are regularly reported to the Risk Management Council and the Risk Management Committee.

a)	Trading activities

The market risk required equity capital at the end of the reporting period by risk group is as follows (Unit: Korean Won in millions):

	Risk group	December 31, 2023
Sensitivity-based risk	General interest rate risk	37,832
	Equity risk	9,376
	General commodity risk	12
	Foreign exchange risk	249,044
	Non-securitization credit spread risk	27,371
	Securitization (excluding correlation trading portfolio, CTP) credit spread risk	—
	CTP credit spread risk	—
Default risk	Non- Securitization bankruptcy risk	—
	Securitization (excluding CTP) default risk	—
	CTP default risk	—
Residual risk	Residual risk	692

	Total	324,327

The minimum, maximum and average VaR for the year ended December 31, 2022 and the VaR as of December 31, 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2022	For the year ended December 31, 2022
Risk factor		Average	Maximum	Minimum
Interest rate	11,800	8,847	11,987	4,298
Stock price	7,055	6,590	12,448	1,806
Foreign currencies	17,608	14,002	22,251	5,421
Diversification	(17,354)	(12,725)	(19,640)	(4,201)

Total VaR (*)	19,109	16,714	27,046	7,324

(*)	VaR (Value at Risk): Retention period of 1-day, Maximum expected losses under 99% level of confidence.

ii)	Market risk management for non-trading activities

For non-trading sectors of the Bank, NII (Net Interest Income) and NPV (Net Present Value) simulations are operated through ALM (Asset Liability Management) system, and then, interest rate risks are managed and measured by various analysis methods such as calculating ΔNII (change in Net Interest Income) and ΔEVE change in Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset. ΔNII represents a change in net interest income that may occur over a certain period (e.g., 1 year) due to unfavorable changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

Applying six scenarios of interest rate risk shocks (parallel increase and decrease, steepener, flattener and short-term interest rate increase and decrease), the interest rate risks of IRRBB (Interest Rate Risk in the Banking Book) are calculated. Based on the above six scenarios, the change in economic value of equity (ΔEVE) is measured, the maximum of which is the final ΔEVE. Also, applying two scenarios (parallel increase and decrease), Based on the two scenarios (parallel increase and decrease) likewise, the maximum is calculated as the final ΔNII.

For assets and liabilities as of December 31, 2023 and 2022, ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2023		December 31, 2022
ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
1,046,284	822,311	738,286	530,012

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Bank measures and manages the risks resulting from interest rate fluctuations caused by mismatches in interest rates and maturities of assets and liabilities. At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	217,755,236	49,838,285	14,170,969	9,067,124	36,464,200	1,741,194	329,037,008
Financial assets at FVTPL	1,384,444	—	—	—	—	—	1,384,444
Financial assets at FVTOCI	5,484,889	3,373,968	2,322,762	2,874,432	22,424,018	613,142	37,093,211
Securities at amortized cost	1,307,554	1,230,133	3,325,495	1,415,891	15,678,508	2,143,376	25,100,957

Total	225,932,123	54,442,386	19,819,226	13,357,447	74,566,726	4,497,712	392,615,620

Liability:
Deposits due to customers	162,719,906	48,227,640	31,478,229	43,574,868	57,554,531	33,981	343,589,155
Borrowings	14,683,246	2,036,827	940,323	1,168,608	2,541,988	437,839	21,808,831
Debentures	6,011,955	3,550,214	1,214,427	2,854,877	6,757,962	2,296,383	22,685,818

Total	183,415,107	53,814,681	33,632,979	47,598,353	66,854,481	2,768,203	388,083,804

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	199,942,985	51,934,888	11,026,652	11,890,492	41,400,643	4,583,710	320,779,370
Financial assets at FVTPL	945,818	27	27	27	8,838	13,024	967,761
Financial assets at FVTOCI	5,583,261	4,148,985	2,940,127	3,444,808	14,884,352	440,420	31,441,953
Securities at amortized cost	1,961,824	1,806,385	1,768,909	1,422,483	19,984,921	2,071,121	29,015,643

Total	208,433,888	57,890,285	15,735,715	16,757,810	76,278,754	7,108,275	382,204,727

Liability:
Deposits due to customers	160,801,391	46,026,360	31,969,417	36,629,464	52,299,065	69,355	327,795,052
Borrowings	14,880,726	1,985,094	858,340	644,078	3,190,285	472,325	22,030,848
Debentures	7,511,274	3,066,434	2,307,509	3,114,290	7,578,811	2,349,306	25,927,624

Total	183,193,391	51,077,888	35,135,266	40,387,832	63,068,161	2,890,986	375,753,524

iii)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2023 and 2022, are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2023
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,033	10,357,734	105,041	958,669	476	86,022	248	354,092	423,094	12,179,611
	Loans and other financial assets at amortized cost	17,142	22,102,847	134,964	1,231,760	10,003	1,808,915	1,922	2,741,168	2,179,100	30,063,790
	Financial assets at FVTPL	972	1,253,749	17,004	155,186	—	—	287	408,944	96,696	1,914,575
	Financial assets at FVTOCI	2,820	3,635,713	—	—	—	—	4	5,770	461,130	4,102,613
	Securities at amortized cost	1,186	1,529,826	—	—	—	—	—	—	29,156	1,558,982

	Total	30,153	38,879,869	257,009	2,345,615	10,479	1,894,937	2,461	3,509,974	3,189,176	49,819,571

Liability	Financial liabilities at FVTPL	350	451,700	23,806	217,266	—	—	209	297,521	98,738	1,065,225
	Deposits due to customers	19,236	24,803,202	277,124	2,529,203	1,445	261,292	1,970	2,810,888	1,789,396	32,193,981
	Borrowings	9,924	12,795,608	22,598	206,247	54	9,810	508	724,624	414,937	14,151,226
	Debentures	4,041	5,209,837	—	—	—	—	—	—	—	5,209,837
	Other financial liabilities	3,291	4,243,364	22,082	201,534	6,277	1,135,144	96	137,433	251,203	5,968,678

	Total	36,842	47,503,711	345,610	3,154,250	7,776	1,406,246	2,783	3,970,466	2,554,274	58,588,947

Off-balance accounts		7,381	9,516,438	30,037	274,136	1,602	289,765	579	825,393	509,048	11,414,780

		December 31, 2022
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,506	10,779,242	63,948	609,540	655	118,793	258	348,114	353,539	12,209,228
	Loans and other financial assets at amortized cost	16,316	20,677,702	117,289	1,117,976	3,748	680,124	2,213	2,990,367	2,204,263	27,670,432
	Financial assets at FVTPL	932	1,179,711	26,769	255,155	—	—	357	481,910	309,712	2,226,488
	Financial assets at FVTOCI	2,936	3,721,126	—	—	—	—	—	—	490,831	4,211,957
	Securities at amortized cost	523	663,239	—	—	—	—	—	—	44,711	707,951

	Total	29,213	37,021,020	208,006	1,982,671	4,403	798,917	2,828	3,820,391	3,403,056	47,026,056

Liability	Financial liabilities at FVTPL	415	526,553	26,766	255,128	—	—	322	434,590	274,784	1,491,055
	Deposits due to customers	19,405	24,591,418	225,852	2,152,779	2,829	513,352	2,023	2,733,555	1,910,280	31,901,384
	Borrowings	7,372	9,342,174	41,765	398,093	57	10,411	746	1,008,658	330,911	11,090,247
	Debentures	3,524	4,465,501	—	—	—	—	—	—	339,188	4,804,690
	Other financial liabilities	2,898	3,672,685	8,196	78,121	2,940	533,398	377	509,563	129,766	4,923,532

	Total	33,614	42,598,331	302,579	2,884,121	5,826	1,057,161	3,468	4,686,366	2,984,929	54,210,908

Off-balance accounts		6,456	8,181,942	34,512	328,964	1,141	207,012	592	800,493	567,970	10,086,381

iv)

As of December 31, 2023, there are 242,700 million Won in financial instruments that have not been converted to LIBOR-related alternative indicator interest rates, but the conversion to alternative indicator interest rates will be completed before the repricing date.

(3)	Liquidity risk

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The entire assets and liabilities within the financial statements and also off-balance sheet account that can generate cash-flow are subject to the liquidity risk management.

i)	Liquidity risk management

a)	Basel III regulatory response

Through the standard ALM system, liquidity risks are managed by dividing them into short-term (liquidity coverage ratio, within 30 days) and mid- to long-term (net stabilization fund procurement ratio, over one year). Daily Liquidity Coverage Ratio (LCR) and quarterly Net Stable Funding Ratio (NSFR) are calculated and monitored, and relevant information is provided in accordance with the disclosure standards of the Basel Committee on Banking Supervision (BCBS).

b)	Analysis of financing and operation status by maturity

As assets and liabilities are grouped into ALM account (COA; Chart of account) according to their account characteristics, and the gap ratio is identified through cash flow reports by various time and segment (e.g., by remaining period, contract period, etc.), the Bank manages the liquidity risk by keeping the target ratio (limited) set this year. In addition, the Bank established and manages the target ratio of concentration of funding for specific funding sources that are highly likely to withdraw. The Bank also provides a function through daily ALM system to search relevant maturity report by business group so that related departments (e.g., the Financial Planning Department, the Fund Department, each business group, etc.) can identify liquidity risk management indicators and status.

c)	Establishment and implementation of Contingency plan

Various inspection items related to liquidity risk are monitored on a daily or weekly basis by establishing and regularly inspecting the preceding Contingency Plan in order to effectively cope with the risk of capital outflow and procurement due to rapid and unexpected changes in market conditions. In addition, the Bank has strengthened monitoring related to foreign currency liquidity by operating a foreign currency liquidity plan separately from January 2012.

•	Inspection items related to liquidity risk on the Contingency Plan checklist

•	The amount of Won and foreign currency and insufficiency of funds

•	Liquidity coverage ratio (monthly average balance, daily balance)

•	The amount of deposits and withdrawals (saving deposit in Korean Won, depository)

•	Overdraft limit exhaustion rate

•	Percentage of reduction in the balance of deferred deposits

•	Percentage of concentration of funding by subject and period

•	Won and foreign currency funding spread

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	—	—	—	—	—	39,524
Deposits due to customers	229,861,273	37,497,154	21,140,439	44,458,765	13,214,084	527,107	346,698,822
Borrowings	7,780,854	4,897,526	3,253,926	3,043,472	2,621,504	437,839	22,035,121
Debentures	3,783,034	3,692,866	2,496,132	3,723,968	6,757,962	2,296,383	22,750,345
Lease liabilities	60,653	30,334	26,874	23,660	107,028	2,193	250,742
Other financial liabilities	12,912,445	—	—	—	—	4,129,721	17,042,166

Total	254,437,783	46,117,880	26,917,371	51,249,865	22,700,578	7,393,243	408,816,720

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	—	35,161
Deposits due to customers	220,952,911	36,259,683	22,653,569	37,809,628	11,559,373	414,690	329,649,854
Borrowings	8,568,831	4,504,135	2,410,790	2,551,020	3,696,653	472,236	22,203,665
Debentures	4,790,601	5,002,086	2,885,404	3,366,882	7,578,811	2,349,306	25,973,090
Lease liabilities	56,985	26,583	24,553	19,357	80,963	4,722	213,163
Other financial liabilities	13,040,233	—	—	—	—	3,008,174	16,048,407

Total	247,444,722	45,792,487	27,974,316	43,746,887	22,915,800	6,249,128	394,123,340

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	—	—	—	—	—	39,524
Deposits due to customers	235,603,296	39,463,353	21,774,226	38,397,484	10,627,420	231,793	346,097,572
Borrowings	7,780,854	4,897,526	3,253,926	3,043,472	2,621,504	437,839	22,035,121
Debentures	3,783,034	3,692,866	2,496,132	3,723,968	6,757,962	2,296,383	22,750,345
Lease liabilities	60,653	31,578	28,237	25,038	118,776	2,856	267,138
Other financial liabilities	12,912,445	—	—	—	—	4,129,721	17,042,166

Total	260,179,806	48,085,323	27,552,521	45,189,962	20,125,662	7,098,592	408,231,866

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	—	35,161
Deposits due to customers	233,977,351	40,346,664	22,690,260	24,715,785	6,759,985	37,263	328,527,308
Borrowings	8,568,831	4,504,135	2,410,790	2,551,020	3,696,653	472,236	22,203,665
Debentures	4,790,601	5,002,086	2,885,404	3,366,882	7,578,811	2,349,306	25,973,090
Lease liabilities	57,050	26,589	24,794	19,658	86,944	10,300	225,335
Other financial liabilities	13,040,233	—	—	—	—	3,008,174	16,048,407

Total	260,469,227	49,879,474	28,011,248	30,653,345	18,122,393	5,877,279	393,012,966

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Bank holds such financial instruments with the purpose of disposing or redeeming them before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flows from derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2023 and 2022, is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2023	Fair value hedge	29,176	34,370	157	35,272	39,861	—	138,836
	Trading	5,976,266	—	—	—	—	—	5,976,266
December 31, 2022	Fair value hedge	25,048	16,175	31,974	18,540	118,027	(3,615)	206,149
	Trading	8,966,944	—	—	—	—	—	8,966,944

iv)	Maturity analysis of off-balance accounts (Guarantees, loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Bank has promised a credit to the customers. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, other credit facilities and commitments, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Guarantees	16,029,920	11,944,257
Loan commitments	83,196,929	75,023,259
Other	7,170,064	7,096,344

(4)	Operational risk

i)	Definition

The Bank defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

ii)	Operational risk management

The Bank has been running the operational risk management system under Basel for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions starting December 2005.

In July 2016, the operation risk capital calculation and operation risk management were elaborated through the advancement project of operation risk management, and the upgraded operating risk management system was opened in March 2021 to respond to the new Basel III global regulations introduced in 2023.

a)	Strategy and procedures for operation risk management

The Bank carries out operational risk management according to eight management implementation systems: Risk Self-Assessment (RSA), Key Risk Indicators (KRI), early warning system, loss case management, risk capital measurement, monitoring and reporting, cultural diffusion, and countermeasures. Operational risk management follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

b)	Operational Risk Management Organization, Structure and Function

The Bank has 3 lines of defense for operational risk management.

•

First line of defense : Self-operation risk management of unit business units (person in charge of business affairs, person in charge of risk management at each branch, head of each branch, and head of the group)

•

Second line of defense : Proactive operation risk management of the operational risk management organization (Risk General Division, Risk Management Group, Risk Management Council, Risk Management Committee) and validate the adequacy of risk model validation department (Risk management group)

•	Third line of defense : Independent third-party inspection of the audit organization (audit department, head office audit department, standing auditor, audit committee)

c)	Status of Operational Risk Reporting System and Measurement System

The Bank has been performing operation risk capital calculation, monitoring, and reporting based on RSA/KRI/loss/response management, cultural diffusion, Calculation of operation risk capital through the Basel III standard method through the operation risk management system established since December 2005.

d)	Policies for reducing or hedging operational risks

In order to effectively control risks and establish mitigation policies, the Bank establishes policies for modifying operational risk profiles, selecting policies for acceptance levels, and establishing policies for performance management. In addition, the Bank carries out activities for strengthening control of each module (RSA, KRI, loss) and process improvement based on the relevant criteria and utilizes them for risk identification and control mitigation activities through analysis of the collected loss data.

e)	Persistent operational risk monitoring strategies and procedures

The Bank conducts monitoring of the progress of the response measures established for controlling and reducing operational risks to review the appropriateness and make remediation if necessary. In addition, the results are used for management activities of operational risks such as adding or modifying RSA/KRI/control activities.

f)	Method of evaluating capital adequacy of operational risks

The Bank evaluates capital adequacy by comparing operational risk capital requirements with BIS-based equity capital and utilizes the evaluation results for daily management and decision-making, such as limit management and performance evaluation.

iii)	Management methods by assessment and measurement methods

a)	Means of management

Risk Self Assessment (RSA) : Risk assessment (RSA) is a series of risk management activities that identify and evaluate important operational risks and control activities for them and remove or improve risks through countermeasures. This is done for all bank branches.

Key Risk Indicatory (KRI) : Key Risk Indicator (KRI) is used to identify and monitor risks and to observe trends in operational risks.

Loss data: The Bank establishes a system for collecting and managing internal loss data by operational risk management system. In addition, the bank receives the Korea Operational Risk Data Exchange Committee (KOREC) as external loss data and risk identification.

Business Continuity Plan (BCP): The Bank establishes BCP plans that are divided into organization, risk assessment, business impact analysis, alternative business sites, and mock training so that banks can recover/re-open key business sectors in response to business disruptions caused by disasters and disasters.

b)	Measurement Method

The Bank measures the amount of operating risk capital by applying the standard method.

The standard method is to calculate operating risk equity by multiplying the business indicator (BI), a measure based on consolidated financial statements, by the coefficient, by the BIC, and the internal loss multiplier (ILM), an adjusted multiplier based on the average past loss and operating index.

•	“Operational risk required equity capital” = Business indicator component (BIC) × internal loss multiplier (ILM)

•	“Business Indicator Component (BIC)” = Business Index (BI) × adjustment coefficient

Bucket	Business Index (BI) section	The coefficient
1	1.4 trillion Won or less	12%
2	More than 1.4 trillion Won and less than or equal 42 trillion Won	15%
3	Over 42 trillion Won	18%

•	“Internal Loss Multiplier (ILM)” = ln (Exp(1)-1+ (Loss Element (LC)/Business Index Element (BIC))^0.8)

(5)	Capital management

The Bank complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlement which has been implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank.

According to the above regulations, the Bank is required to meet the following minimum requirements: Common Equity Tier 1 capital ratio of 8.00%, a Tier 1 capital ratio of 9.50% and a minimum total capital ratio of 11.50% as of December 31, 2023 and 2022, respectively.

Details of the Bank’s capital adequacy ratio as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023 (*)	December 31, 2022
Risk-weighted assets for credit risk	155,484,214	145,358,395
Risk-weighted assets for market risk	4,054,084	8,416,430
Risk-weighted assets for operational risk	16,535,445	13,657,389

Total risk-weighted assets	176,073,743	167,432,214

Common Equity Tier 1 capital	23,183,323	21,236,314
Other Tier 1 capital	1,554,186	1,652,687
Tier 2 capital	3,500,420	3,230,135

Total risk-adjusted capital	28,237,929	26,119,136

Common Equity Tier 1 ratio	13.17%	12.68%

Tier 1 capital ratio	14.05%	13.67%

Total capital ratio	16.04%	15.60%

(*)	Tier 1 capital ratio as of December 31, 2023 is estimation.

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: investment in securities and derivatives, etc.

•	Headquarters and others: Segments that do not belong to operating segments above

The details of operating income by each segment for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income (expense)	2,910,670	3,536,366	(271,147)	(47,332)	(335,077)	5,793,480	895,011	6,688,491
Interest income	5,915,515	8,117,854	322,965	71,470	1,908,257	16,336,061	645,741	16,981,802
Interest expense	(2,977,982)	(6,288,716)	(101)	—	(1,275,782)	(10,542,581)	249,270	(10,293,311)
Inter-segment	(26,863)	1,707,228	(594,011)	(118,802)	(967,552)	—	—	—
Net non-interest income (expense)	431,388	410,272	439,925	40,981	142,918	1,465,484	(796,004)	669,480
Non-interest income	406,362	610,368	559,804	15,898,187	1,561,937	19,036,658	(17,106,012)	1,930,646
Non-interest expense	(62,751)	(279,579)	(119,879)	(15,857,206)	(1,251,759)	(17,571,174)	16,310,008	(1,261,166)
Inter-segment	87,777	79,483	—	—	(167,260)	—	—	—
Other income (expense)	(1,960,531)	(1,801,606)	(29,120)	(27,055)	(423,431)	(4,241,743)	(99,007)	(4,340,750)
Administrative expense	(1,828,368)	(1,115,797)	(34,894)	(27,018)	(403,678)	(3,409,755)	—	(3,409,755)
Reversal of (provision for) allowance for credit loss	(132,163)	(685,809)	5,774	(37)	(19,753)	(831,988)	—	(930,995)

Operating income	1,381,527	2,145,032	139,658	(33,406)	(615,590)	3,017,221	—	3,017,221

Non-operating income (expense)	(13,561)	(206)	69,624	—	(81,146)	(25,289)	—	(25,289)

Net gain (loss) on valuation of investments in subsidiaries and associates	—	—	(1,786)	—	—	(1,786)	—	(1,786)
Other non-operating income (expense)	(13,561)	(206)	71,410	—	(81,146)	(23,503)	—	(23,503)
Net income before income tax expense	1,367,966	2,144,826	209,282	(33,406)	(696,736)	2,991,932	—	2,991,932
Income tax expense	(361,143)	(563,269)	(55,250)	8,819	256,051	(714,792)	—	(714,792)

Net income	1,006,823	1,581,557	154,032	(24,587)	(440,685)	2,277,140	—	2,277,140

(*)	Adjustments were made for the presentation of profit or loss in accordance with K-IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2022
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income (expense)	3,330,962	3,553,264	(175,020)	46,311	(950,618)	5,804,899	809,167	6,614,066
Interest income	4,401,332	5,139,910	221,413	27,759	1,211,966	11,002,380	511,301	11,513,681
Interest expense	(1,292,534)	(3,107,959)	(48)	72	(797,012)	(5,197,481)	297,866	(4,899,615)
Inter-segment	222,164	1,521,313	(396,385)	18,480	(1,365,572)	—	—	—
Net non-interest income (expense)	490,833	597,254	349,600	72,872	(65,529)	1,445,030	(766,702)	678,328
Non-interest income	443,632	637,055	487,778	23,384,730	696,559	25,649,754	(24,090,876)	1,558,878
Non-interest expense	(23,240)	(114,647)	(138,178)	(23,311,858)	(616,801)	(24,204,724)	23,324,174	(880,550)
Inter-segment	70,441	74,846	—	—	(145,287)	—	—	—
Other income (expense)	(1,883,582)	(1,408,313)	(68,220)	(26,492)	(506,569)	(3,893,176)	(42,465)	(3,935,641)
Administrative expense	(1,848,880)	(1,047,214)	(33,256)	(24,908)	(590,772)	(3,545,030)	—	(3,545,030)
Reversal of (provision for) allowance for credit loss	(34,702)	(361,099)	(34,964)	(1,584)	84,203	(348,146)	(42,465)	(390,611)

Operating income	1,938,213	2,742,205	106,360	92,691	(1,522,716)	3,356,753	—	3,356,753

Non-operating income (expense)	(13,008)	42	38,208	455	24,586	50,283	—	50,283
Other non-operating income (expense)	(13,008)	42	38,208	455	24,586	50,283	—	50,283
Net income before income tax expense	1,925,205	2,742,247	144,568	93,146	(1,498,130)	3,407,036	—	3,407,036
Income tax expense	(529,431)	(745,082)	(39,756)	(25,615)	480,255	(859,629)	—	(859,629)

Net income	1,395,774	1,997,165	104,812	67,531	(1,017,875)	2,547,407	—	2,547,407

(*)	Adjustments were made for the presentation of profit or loss in accordance with K-IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

(2)	Information about products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information about geographical area

Among the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2023 and 2022 amounted to 17,559,246 million Won and 12,371,813 million Won, respectively, and revenue from the foreign customers amounted to 1,353,202 million Won and 700,746 million Won, respectively. Among the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, Properties and equipment and intangible assets), non-current assets attributed to domestic customers as of December 31, 2023 and 2022 are 7,091,640 million Won and 6,967,577 million Won, respectively, and non-current assets attributed to foreign customers are 29,532 million Won and 27,501 million Won, respectively.

(4)	Information about major customers

The Bank does not have any single customer that generates 10% or more of the Bank’s total revenue for the years ended December 31, 2023 and 2022, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Cash	1,464,119	1,770,695
Foreign currencies	624,985	544,142
Demand deposits	24,959,408	28,181,410
Time deposits	17,596	17,014

Total	27,066,108	30,513,261

(2)	Details of restricted due from banks as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	13,420,310	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	733,935	Reserve deposits and others

Total		14,154,245

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,527,445	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,206,791	Reserve deposits under the BOK Act and others

Total		22,734,236

(3)

Among the investing and financing activities, significant transactions not involving cash inflows and outflows for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	719,244	(465,936)
Changes in financial assets at FVTOCI due to debt-equity swap	206	56,274
Changes in other comprehensive income of foreign operation translation	2,364	789
Changes in other comprehensive income of hedges of a net investment in a foreign operation	(1,493)	5,174
Reclassify investment property to properties and equipment	6,463	—
Reclassify properties and equipment to investment property	—	19,190
Reclassify properties and equipment to assets held for sale	2,504	13,109
Increase in the right-of-use assets and lease liabilities	144,098	134,818
Changes in accounts payable related to acquisition of intangible assets	10,146	7,382
Reclassify investment in associates to financial assets at FVTPL	49,341	—

(4)	Adjustments of liabilities from financing activities in current year for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	January 1, 2023	Cash flow	Not involving cash inflows and outflows			December 31, 2023
			Foreign exchange	Changed in value of hedged items	Others
Borrowings	21,717,702	(371,695)	115,817	—	43	21,461,867
Debentures	24,635,427	(3,552,385)	78,287	63,615	48,083	21,273,027
Lease liabilities	180,672	(132,159)	291	—	157,050	205,854
Rental deposit	57,074	30	—	—	—	57,104

Total	46,590,875	(4,056,209)	194,395	63,615	205,176	42,997,852

	For the year ended December 31, 2022
	January 1, 2022	Cash flow	Not involving cash inflows and outflows			December 31, 2022
			Foreign exchange	Changed in value of hedged items	Others
Borrowings	17,879,734	3,218,598	619,432	—	(62)	21,717,702
Debentures	26,474,283	(1,835,231)	240,460	(257,910)	13,825	24,635,427
Lease liabilities	195,574	(134,562)	947	—	118,713	180,672
Rental deposit	56,621	453	—	—	—	57,074

Total	44,606,212	1,249,258	860,839	(257,910)	132,476	46,590,875

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets at FVTPL as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Due from banks:
Gold banking assets	39,241	34,995
Securities:
Debt securities
Korean treasury and government agencies	3,233,389	2,125,303
Financial institutions	208,809	—
Securities loaned	625,398	—
Equity securities	256,285	265,547
Capital contributions	1,839,972	1,418,022
Beneficiary certificates	8,900,668	6,673,599
Others	180,690	142,335

Sub-total	15,245,211	10,624,806

Loans	—	19,169
Derivatives assets	5,791,449	8,183,086
Others	42,406	41,680

Total	21,118,307	18,903,736

Financial assets designated at FVTPL upon initial recognition is nil as of December 31, 2023 and 2022.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Debt securities:
Korean treasury and government agencies	5,654,395	5,487,523
Financial institutions	20,885,924	16,870,619
Corporates	3,994,432	4,044,446
Bonds denominated in foreign currencies	3,986,210	3,907,789
Mortgage-backed debt securities	190,250	304,628
Securities loaned	592,218	98,027

Sub-total	35,303,429	30,713,032

Equity securities	1,071,772	808,707

Total	36,375,201	31,521,739

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2023	December 31, 2022
Investment for strategic business partnership purpose	914,796	652,838
Debt-equity swap	156,976	155,869

Total	1,071,772	808,707

(3)	Changes in the expected credit loss allowance and gross carrying amount of financial assets at FVTOCI for the years ended December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,927)	—	—	(9,927)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of expected credit loss allowance	(16,388)	—	—	(16,388)
Disposal	1,519	—	—	1,519
Others (*)	82	—	—	82

Ending balance	(24,714)	—	—	(24,714)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,552)	—	—	(11,552)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of expected credit loss allowance	869	—	—	869
Disposal	714	—	—	714
Others (*)	42	—	—	42

Ending balance	(9,927)	—	—	(9,927)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	30,713,032	—	—	30,713,032
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	23,604,697	—	—	23,604,697
Disposal / Redemption	(20,005,613)	—	—	(20,005,613)
Gain on fair value valuation	696,241	—	—	696,241
Amortization on the effective interest method	161,666	—	—	161,666
Others (*)	133,406	—	—	133,406

Ending balance	35,303,429	—	—	35,303,429

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,588,802	—	—	36,588,802
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	14,892,378	—	—	14,892,378
Disposal / Redemption	(20,440,560)	—	—	(20,440,560)
Loss on fair value valuation	(632,925)	—	—	(632,925)
Amortization on the effective interest method	51,069	—	—	51,069
Others (*)	254,268	—	—	254,268

Ending balance	30,713,032	—	—	30,713,032

(*)	Others consist of foreign currencies translation, etc.

(4)

During the year ended December 31, 2023, the Bank sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 3,194 million Won and cumulative gains at disposal dates were 118 million Won. During the year ended December 31, 2022, the Bank sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 3,567 million Won and cumulative losses at disposal dates were 14,444 million Won.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Korean treasury and government agencies	8,143,586	8,983,600
Financial institutions	6,660,465	10,283,631
Corporates	7,235,201	6,237,547
Bond denominated in foreign currencies	1,558,982	707,951
Mortgage-backed debt securities	—	1,100,351
Allowance for credit losses	(13,626)	(8,165)

Total	23,584,608	27,304,915

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,165)	—	—	(8,165)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of expected credit loss allowance	(5,472)	—	—	(5,472)
Others (*)	11	—	—	11

Ending balance	(13,626)	—	—	(13,626)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,181)	—	—	(5,181)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of expected credit loss allowance	(2,981)	—	—	(2,981)
Others (*)	(3)	—	—	(3)

Ending balance	(8,165)	—	—	(8,165)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	27,313,080	—	—	27,313,080
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,827,215	—	—	2,827,215
Disposal / Redemption	(6,735,231)	—	—	(6,735,231)
Amortization on the effective interest method	163,278	—	—	163,278
Others (*)	29,892	—	—	29,892

Ending balance	23,598,234	—	—	23,598,234

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,825,515	—	—	16,825,515
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	14,025,148	—	—	14,025,148
Disposal / Redemption	(3,641,985)	—	—	(3,641,985)
Amortization on the effective interest method	79,381	—	—	79,381
Others (*)	25,021	—	—	25,021

Ending balance	27,313,080	—	—	27,313,080

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Due from banks	922,674	1,585,268
Loans	308,268,223	299,311,317
Other financial assets	11,619,720	7,888,808

Total	320,810,617	308,785,393

(2)	Details of due from banks as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	—	160,000
Others	27,107	137,784
Allowance for credit losses	(56)	(115)

Sub-total	27,051	297,669

Due from banks in foreign currencies:
Due from banks on demand	26,134	30,554
Due from banks on time	27,380	38,127
Others	845,380	1,219,956
Allowance for credit losses	(3,271)	(1,038)

Sub-total	895,623	1,287,599

Total	922,674	1,585,268

(3)	Details of restricted due from banks as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Others	MORGAN STANLEY BANK INTL, SEL and others	27,104	CSA collateral and others

Sub-total		27,104

Due from banks in foreign currencies:
Due from banks on demand	Reserve Bank of India and others	24,573	Local capital requirements regulation (CRR)
Others	Korea Investment & Securities Co., Ltd. and others	780,803	Deposits for foreign futures and options trading and others

Sub-total		805,376

Total		832,480

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	160,000	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	137,782	Central counterparty KRW margin and others

Sub-total		297,782

Due from banks in foreign currencies:
Due from banks on demand	Reserve Bank of India and others	28,951	Local capital requirements regulation
Others	Korea Investment & Securities Co., Ltd. and others	1,219,956	Deposits for foreign futures and options trading and others

Sub-total		1,248,907

Total		1,546,689

(4)	Changes in the expected credit loss allowances and gross carrying amount of due from banks for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,153)	—	—	(1,153)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of expected credit loss allowance	(2,174)	—	—	(2,174)

Ending balance	(3,327)	—	—	(3,327)

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,351)	—	—	(4,351)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of expected credit loss allowance	3,198	—	—	3,198

Ending balance	(1,153)	—	—	(1,153)

ii)	Gross carrying amount

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,586,422	—	—	1,586,422
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(660,421)	—	—	(660,421)

Ending balance	926,001	—	—	926,001

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,816,343	—	—	1,816,343
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(229,921)	—	—	(229,921)

Ending balance	1,586,422	—	—	1,586,422

(5)	Details of loans as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Loans in local currency	282,174,935	266,893,881
Loans in foreign currencies	15,881,721	15,742,675
Domestic banker’s usance	2,676,723	2,806,153
Bills bought in foreign currencies	4,033,987	3,505,430
Bills bought in local currency	8,412	2,797,789
Factoring receivables	812	15,350
Advances for customers on guarantees	2,787	9,986
Private placement bonds	128,600	25,000
Call loans	1,944,036	2,043,955
Bonds purchased under resale agreements	2,607,250	6,298,779
Others	120	140
Loan origination costs and fees	618,195	614,500
Premiums present value	1	1
Allowance for credit losses	(1,809,356)	(1,442,322)

Total	308,268,223	299,311,317

(6)	Changes in the expected credit loss allowance of loans for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(56,249)	(65,636)	(92,880)	(343,054)	(722,140)	(162,363)
Transfer to 12-month expected credit losses	(18,834)	16,383	2,451	(188,253)	187,845	408
Transfer to lifetime expected credit losses	5,777	(6,351)	574	18,410	(19,624)	1,214
Transfer to credit-impaired financial assets	633	17,399	(18,032)	13,827	26,915	(40,742)
Net reversal (provision) of expected credit loss allowance	(36,715)	(46,415)	(107,792)	(322,246)	8,883	(361,156)
Recovery	—	—	(55,911)	—	—	(27,566)
Write-off	—	—	180,897	—	—	214,694
Disposal	18	418	5,309	30	512	134,453
Interest income from impaired loans	—	—	9,297	—	—	15,474
Others	3	—	17	12,015	485	8,262

Ending balance	(105,367)	(84,202)	(76,070)	(809,271)	(517,124)	(217,322)

	For the year ended December 31, 2023
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	(399,303)	(787,776)	(255,243)
Transfer to 12-month expected credit losses	(207,087)	204,228	2,859
Transfer to lifetime expected credit losses	24,187	(25,975)	1,788
Transfer to credit-impaired financial assets	14,460	44,314	(58,774)
Net reversal (provision) of expected credit loss allowance	(358,961)	(37,532)	(468,948)
Recovery	—	—	(83,477)
Write-off	—	—	395,591
Disposal	48	930	139,762
Interest income from impaired loans	—	—	24,771
Others	12,018	485	8,279

Ending balance	(914,638)	(601,326)	(293,392)

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(59,529)	(64,421)	(86,146)	(270,940)	(528,171)	(170,240)
Transfer to 12-month expected credit losses	(18,183)	17,813	370	(68,222)	62,423	5,799
Transfer to lifetime expected credit losses	5,879	(6,505)	626	14,589	(17,331)	2,742
Transfer to credit-impaired financial assets	647	3,188	(3,835)	1,843	8,012	(9,855)
Net reversal (provision) of expected credit loss allowance	14,960	(15,773)	(52,804)	(8,627)	(242,436)	(72,454)
Recovery	—	—	(61,951)	—	—	(53,849)
Write-off	—	—	104,836	—	—	109,611
Disposal	—	62	747	—	128	32,374
Interest income from impaired loans	—	—	5,327	—	—	7,407
Others	(23)	—	(50)	(11,697)	(4,765)	(13,898)

Ending balance	(56,249)	(65,636)	(92,880)	(343,054)	(722,140)	(162,363)

	For the year ended December 31, 2022
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	(330,469)	(592,592)	(256,386)
Transfer to 12-month expected credit losses	(86,405)	80,236	6,169
Transfer to lifetime expected credit losses	20,468	(23,836)	3,368
Transfer to credit-impaired financial assets	2,490	11,200	(13,690)
Net reversal (provision) of expected credit loss allowance	6,333	(258,209)	(125,258)
Recovery	—	—	(115,800)
Write-off	—	—	214,447
Disposal	—	190	33,121
Interest income from impaired loans	—	—	12,734
Others	(11,720)	(4,765)	(13,948)

Ending balance	(399,303)	(787,776)	(255,243)

(7)	Changes in the gross carrying amount of loans for the years ended December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	120,548,601	13,473,097	298,959	157,259,178	8,759,453	414,350
Transfer to 12-month expected credit losses	3,932,438	(3,919,317)	(13,121)	2,158,820	(2,156,351)	(2,469)
Transfer to lifetime expected credit losses	(6,149,137)	6,163,866	(14,729)	(4,084,959)	4,090,312	(5,353)
Transfer to credit-impaired financial assets	(132,530)	(140,297)	272,827	(429,594)	(206,961)	636,555
Write-off	—	—	(180,897)	—	—	(214,694)
Disposal	(63)	(491)	(58,814)	(98)	(720)	(334,385)
Net increase (decrease)	4,008,702	(1,289,002)	37,613	8,802,055	(1,475,512)	30,247

Ending balance	122,208,011	14,287,856	341,838	163,705,402	9,010,221	524,251

	For the year ended December 31, 2023
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	277,807,779	22,232,550	713,309
Transfer to 12-month expected credit losses	6,091,258	(6,075,668)	(15,590)
Transfer to lifetime expected credit losses	(10,234,096)	10,254,178	(20,082)
Transfer to credit-impaired financial assets	(562,124)	(347,258)	909,382
Write-off	—	—	(395,591)
Disposal	(161)	(1,211)	(393,199)
Net increase (decrease)	12,810,757	(2,764,514)	67,860

Ending balance	285,913,413	23,298,077	866,089

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,332,720	13,168,886	263,756	149,439,955	7,829,289	487,451
Transfer to 12-month expected credit losses	4,589,594	(4,576,158)	(13,436)	1,639,650	(1,624,016)	(15,634)
Transfer to lifetime expected credit losses	(6,102,618)	6,120,002	(17,384)	(3,483,832)	3,502,268	(18,436)
Transfer to credit-impaired financial assets	(80,893)	(82,848)	163,741	(203,103)	(96,335)	299,438
Write-off	—	—	(104,836)	—	—	(109,611)
Disposal	—	(259)	(16,447)	—	(391)	(128,197)
Net increase (decrease)	(3,190,202)	(1,156,526)	23,565	9,866,508	(851,362)	(100,661)

Ending balance	120,548,601	13,473,097	298,959	157,259,178	8,759,453	414,350

	For the year ended December 31, 2022
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	274,772,675	20,998,175	751,207
Transfer to 12-month expected credit losses	6,229,244	(6,200,174)	(29,070)
Transfer to lifetime expected credit losses	(9,586,450)	9,622,270	(35,820)
Transfer to credit-impaired financial assets	(283,996)	(179,183)	463,179
Write-off	—	—	(214,447)
Disposal	—	(650)	(144,644)
Net increase (decrease)	6,676,306	(2,007,888)	(77,096)

Ending balance	277,807,779	22,232,550	713,309

(8)	Details of other financial assets as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Receivables	8,612,499	5,044,880
Accrued income	1,549,256	1,306,330
Telex and telephone subscription rights and refundable deposits	790,577	798,998
Other assets (*)	788,769	858,505
Allowance for credit losses	(121,381)	(119,905)

Total	11,619,720	7,888,808

(*)	The amount included in other assets related employee incidents in prior fiscal year was 63,354 million Won, which was completely lost.

(9)	Changes in the expected credit loss allowance on other financial assets for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,559)	(4,805)	(113,542)	(119,906)
Transfer to 12-month expected credit losses	(257)	155	102	—
Transfer to lifetime expected credit losses	82	(94)	12	—
Transfer to credit-impaired financial assets	7	55	(62)	—
Net reversal (provision) of expected credit loss allowance	(1,929)	156	(1,557)	(3,330)
Write-off	—	—	106	106
Disposal	—	—	1,749	1,749

Ending balance	(3,656)	(4,533)	(113,192)	(121,381)

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(993)	(2,402)	(46,507)	(49,902)
Transfer to 12-month expected credit losses	(129)	115	14	—
Transfer to lifetime expected credit losses	95	(105)	10	—
Transfer to credit-impaired financial assets	7	945	(952)	—
Net provision of expected credit loss allowance	(539)	(3,358)	(4,069)	(7,966)
Write-off	—	—	590	590
Disposal	—	—	726	726
Others(*)			(63,354)	(63,354)

Ending balance	(1,559)	(4,805)	(113,542)	(119,906)

(*)	The amount included in others related employee incidents was 63,354 million Won.

(10)	Changes in the gross carrying amount of other financial assets for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,836,134	55,265	117,315	8,008,714
Transfer to 12-month expected credit losses	11,483	(11,378)	(105)	—
Transfer to lifetime expected credit losses	(22,653)	22,667	(14)	—
Transfer to credit-impaired financial assets	(1,369)	(927)	2,296	—
Write-off	—	—	(106)	(106)
Disposal	—	—	(2,164)	(2,164)
Net increase (decrease)	3,732,808	2,398	(549)	3,734,657

Ending balance	11,556,403	68,025	116,673	11,741,101

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,093,442	29,874	49,738	8,173,054
Transfer to 12-month expected credit losses	7,073	(7,057)	(16)	—
Transfer to lifetime expected credit losses	(14,668)	14,680	(12)	—
Transfer to credit-impaired financial assets	(460)	(1,580)	2,040	—
Disposal	—	—	(911)	(911)
Net increase (decrease)	(249,253)	19,348	66,476	(163,429)

Ending balance	7,836,134	55,265	117,315	8,008,714

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Bank maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation techniques. Fair value of the Bank is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but which do not require significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may be categorized different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	39,241	—	—	39,241
Debt securities	3,880,903	186,693	—	4,067,596
Equity securities	1,948	—	254,337	256,285
Capital contributions	—	—	1,839,972	1,839,972
Beneficiary certificates	123,299	3,843,596	4,933,773	8,900,668
Derivative assets	112	5,663,002	128,335	5,791,449
Other financial assets in foreign currencies	—	—	42,406	42,406
Others	—	—	180,690	180,690

Sub-total	4,045,503	9,693,291	7,379,513	21,118,307

Financial assets at FVTOCI
Debt securities	12,392,119	22,911,310	—	35,303,429
Equity securities	649,220	—	422,552	1,071,772

Sub-total	13,041,339	22,911,310	422,552	36,375,201

Derivative assets (designated for hedging)	—	698	—	698

Total	17,086,842	32,605,299	7,802,065	57,494,206

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	39,524	—	—	39,524
Derivative liabilities	8,306	5,965,966	1,994	5,976,266

Sub-total	47,830	5,965,966	1,994	6,015,790

Derivative liabilities (designated for hedging)	—	135,263	—	135,263

Total	47,830	6,101,229	1,994	6,151,053

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of the reporting period in which events have occurred or conditions have changed.

	December 31, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	34,995	—	—	34,995
Debt securities	2,125,303	—	—	2,125,303
Equity securities	16,909	—	248,638	265,547
Capital contributions	—	—	1,418,022	1,418,022
Beneficiary certificates	—	2,591,273	4,082,326	6,673,599
Loans	—	—	19,169	19,169
Derivative assets	69,316	8,023,432	90,338	8,183,086
Other financial assets in foreign currencies	—	—	41,680	41,680
Others	—	—	142,335	142,335

Sub-total	2,246,523	10,614,705	6,042,508	18,903,736

Financial assets at FVTOCI
Debt securities	9,895,455	20,817,577	—	30,713,032
Equity securities	382,257	—	426,450	808,707

Sub-total	10,277,712	20,817,577	426,450	31,521,739

Total	12,524,235	31,432,282	6,468,958	50,425,475

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	35,161	—	—	35,161
Derivative liabilities	11,700	8,945,795	9,449	8,966,944

Sub-total	46,861	8,945,795	9,449	9,002,105

Derivative liabilities (designated for hedging)	—	193,831	—	193,831

Total	46,861	9,139,626	9,449	9,195,936

(*)

Among financial assets and financial liabilities measured at fair value, the amount transferred from Level 2 to Level 1 is 2,835,187 million Won. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed. There has been a shift between levels due to the change in whether the market in which the relevant financial product is traded is determined to be an active market.

Financial assets and liabilities at FVTPL, financial assets and liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

①	Valuation methods and input variables used for the fair value measurement of level 2 financial assets and liabilities as of December 31, 2023 and 2022, are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and Credit spread

Beneficiary certificates	The beneficiary certificates are measured with Net Asset Value.	Values of underlying assets such as bond

Derivatives	The fair value is measured through Option pricing model etc.	Discount rate, Volatility, Foreign exchange rate, Stock price etc.

②	Valuation methods and input variables used for the fair value measurement of level 3 financial assets and liabilities as of December 31, 2023 and 2022, are as follows:

	Valuation techniques	Input variables
Loans	The fair value of loans are measured by the T-F Model given the values of underlying assets, volatility and discount rate.	Values and volatility of underlying assets

Equity securities, capital contributions, beneficiary certificates and others

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, Least-Squares Monte Carlo and binomial tree, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, Market risk premium, Corporate Beta, Stock price, Volatility of underlying assets, etc.

Derivatives	The fair value is measured through Option pricing model, etc..	Correlation coefficient, etc.

Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the Binomial Tree which is commonly used valuation technique in the market.

Stock price, Volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs as of December 31, 2023 and 2022, are as follows:

①	December 31, 2023

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient, etc.	0.32~0.68	Variation of fair value increases as correlation coefficient increases
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient, etc.	0.32~0.68	Variation of fair value increases as correlation coefficient increases
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock price, Volatility of underlying asset	27.34%	Variation of fair value increases as stock price and volatility of underlying asset increase
	DCF model and others		Discount rate	5.08%~19.90%	Fair value increases as discount rate decreases
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases
Others	Binomial Tree		Stock price, Volatility of underlying asset	15.48%~76.22%	Variation of fair value increases as stock price and volatility of underlying asset increase

②	December 31, 2022

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	T-F model		Stock price, Volatility of underlying asset	46.53%	Variation of fair value increases as stock price and volatility of underlying asset increase
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock price, Volatility of underlying asset	28.40%	Variation of fair value increases as stock price and volatility of underlying asset increase
	DCF model and Others		Discount rate	0.00%~19.14%	Fair value increases as discount rate decreases
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases
			Liquidation value	0.00%	Fair value increases as liquidation value increases
Others	Binomial Tree		Stock price, Volatility of underlying asset	20.15%~36.19%	Variation of fair value increases as stock price and volatility of underlying asset increase

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	January 1, 2023	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2023
Financial assets:
Financial assets at FVTPL
Equity securities	248,638	(2,973)	—	14,659	(147)	(5,840)	254,337
Capital contributions	1,418,022	49,104	—	517,858	(145,012)	—	1,839,972
Beneficiary certificates	4,082,326	79,029	—	1,057,407	(284,989)	—	4,933,773
Loans	19,169	—	—	—	(19,169)	—	—
Derivative assets	90,338	41,737	—	2,271	(6,011)	—	128,335
Other financial assets (foreign currency)	41,680	726	—	—	—	—	42,406
Others	142,335	9,015	—	32,135	(2,795)	—	180,690

Sub-total	6,042,508	176,638	—	1,624,330	(458,123)	(5,840)	7,379,513

Financial assets at FVTOCI
Equity securities	426,450	—	(3,511)	342	(706)	(23)	422,552

Total	6,468,958	176,638	(3,511)	1,624,672	(458,829)	(5,863)	7,802,065

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	1,994	—	—	(9,449)	—	1,994

Total	9,449	1,994	—	—	(9,449)	—	1,994

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 117,241 million Won for year ended December 31, 2023, which is from financial assets and liabilities that the Bank holds as at the end of the year.

(*2)

Changes in the availability of observable market data for the financial instrument have resulted in transfer between fair value hierarchy level, and the Bank recognizes changes in levels at the end of reporting period that result in changes in events or circumstances that result in transfer between fair value hierarchy level.

	For the year ended December 31, 2022
	January 1, 2022	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2022
Financial assets:
Financial assets at FVTPL
Equity securities	247,907	506	—	9,842	(9,585)	(32)	248,638
Capital contributions	919,447	76,228	—	519,979	(97,632)	—	1,418,022
Beneficiary certificates	3,180,012	33,328	—	1,125,589	(256,603)	—	4,082,326
Loans	10,623	9,046	—	—	(500)	—	19,169
Derivative assets	27,475	62,254	—	958	(349)	—	90,338
Other financial assets (foreign currency)	—	—	—	41,680	—	—	41,680
Others	94,673	16,744	—	39,838	(8,920)	—	142,335

Sub-total	4,480,137	198,106	—	1,737,886	(373,589)	(32)	6,042,508

Financial assets at FVTOCI
Equity securities	430,978	—	(3,572)	1,677	(2,633)	—	426,450

Total	4,911,115	198,106	(3,572)	1,739,563	(376,222)	(32)	6,468,958

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	4,101	8,387	—	(351)	(2,688)	—	9,449

Total	4,101	8,387	—	(351)	(2,688)	—	9,449

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 185,333 million Won for year ended December 31, 2022, which is from financial assets and liabilities that the Bank holds as at the end of the year.

(*2)

Changes in the availability of observable market data for the financial instrument have resulted in transfer between fair value hierarchy level, and the Bank recognizes changes in levels at the end of reporting period that result in changes in events or circumstances that result in transfer between fair value hierarchy level.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows:

Sensitivity analysis of financial instruments is performed by classifying the effect of changes in unobservable inputs on changes in the value of financial instruments into favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable input, the below table presents the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 7,804,059 million Won and 6,478,407 million Won as of December 31, 2023 and 2022 respectively, equity investments of 7,277,190 million Won and 5,983,649 million Won are excluded from the sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments as of December 31, 2023 and 2022 (Unit: Korean Won in millions):

	December 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	88	(95)	—	—
Equity securities (*2)(*3)(*4)	10,735	(8,417)	—	—
Beneficiary certificates (*4)	722	(722)	—	—
Others (*2)(*4)	4,098	(3,921)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	17,970	(14,009)

Total	15,643	(13,155)	17,970	(14,009)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	10	(7)	—	—

Total	10	(7)	—	—

(*1)

Fair value changes in equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing correlation coefficient, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10%p to 10%p), the major unobservable inputs.
(*3)

Fair value changes in equity securities are calculated by increasing or decreasing terminal growth rate (-0.5p~0.5%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%p.

	December 31, 2022
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	1,886	(1,993)	—	—
Equity securities (*2)(*3)(*4)	9,710	(7,763)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)(*4)	2,860	(2,790)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	20,131	(13,734)

Total	15,193	(13,283)	20,131	(13,734)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	41	(39)	—	—

Total	41	(39)	—	—

(*1)

Fair value changes in equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-1~1%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,628	20,891,536	—	23,253,164	23,584,608
Loans and other financial assets at amortized cost	—	8,977,848	312,184,831	321,162,679	320,810,617
Financial liabilities:
Deposits due to customers	—	339,093,471	—	339,093,471	338,741,703
Borrowings	—	21,422,215	—	21,422,215	21,461,867
Debentures	—	21,249,932	—	21,249,932	21,273,027
Other financial liabilities (*)	—	22,426,811	—	22,426,811	22,429,299

(*)	Lease liabilities are excluded as of December 31, 2023.

	December 31, 2022
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,652,449	23,659,769	—	26,312,218	27,304,915
Loans and other financial assets at amortized cost	—	5,510,369	299,011,876	304,522,245	308,785,393
Financial liabilities:
Deposits due to customers	—	323,037,128	—	323,037,128	323,378,015
Borrowings	—	21,718,444	—	21,718,444	21,717,702
Debentures	—	24,150,889	—	24,150,889	24,635,427
Other financial liabilities (*)	—	19,513,793	—	19,513,793	19,692,325

(*)	Lease liabilities are excluded as of December 31, 2022.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation methods. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate applied credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and expected prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and credit spread

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	39,241	—	922,674	—	961,915
Securities	15,245,211	36,375,201	23,584,608	—	75,205,020
Loans	—	—	308,268,223	—	308,268,223
Derivative assets	5,791,449	—	—	698	5,792,147
Other financial assets	42,406	—	11,619,720	—	11,662,126

Total	21,118,307	36,375,201	344,395,225	698	401,889,431

	December 31, 2023
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	39,524	338,741,703	—	338,781,227
Borrowings	—	21,461,867	—	21,461,867
Debentures	—	21,273,027	—	21,273,027
Derivative liabilities	5,976,266	—	135,263	6,111,529
Other financial liabilities (*)	—	22,429,299	—	22,429,299

Total	6,015,790	403,905,896	135,263	410,056,949

(*)	Lease liabilities are excluded as of December 31, 2023.

	December 31, 2022
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Financial assets:
Due from banks	34,995	—	1,585,268	1,620,263
Securities	10,624,806	31,521,739	27,304,915	69,451,460
Loans	19,169	—	299,311,317	299,330,486
Derivative assets	8,183,086	—	—	8,183,086
Other financial assets	41,680	—	7,888,808	7,930,488

Total	18,903,736	31,521,739	336,090,308	386,515,783

	December 31, 2022
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	35,161	323,378,015	—	323,413,176
Borrowings	—	21,717,702	—	21,717,702
Debentures	—	24,635,427	—	24,635,427
Derivative liabilities	8,966,944	—	193,831	9,160,775
Other financial liabilities (*)	—	19,692,325	—	19,692,325

Total	9,002,105	389,423,469	193,831	398,619,405

(*)	Lease liabilities are excluded as of December 31, 2022.

Income or expense from financial instruments by category during the years ended December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain (Loss) on valuation and transaction	Dividends	Total
Financial assets at FVTPL	92,854	423	—	514,706	290,797	898,780
Financial assets at FVTOCI	945,536	1,621	(16,388)	(38,399)	15,697	908,067
Securities at amortized cost	765,390	—	(5,472)	—	—	759,918
Loans and other financial assets at amortized cost	15,178,022	—	(870,945)	101,788	—	14,408,865
Financial liabilities at amortized cost	(10,286,722)	—	—	—	—	(10,286,722)
Net derivatives (designated for hedging)	—	—	—	(2,955)	—	(2,955)

Total	6,695,080	2,044	(892,805)	575,140	306,494	6,685,953

	For the year ended December 31, 2022
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain (Loss) on valuation and transaction	Dividends	Total
Financial assets at FVTPL	44,079	—	—	282,411	159,474	485,964
Financial assets at FVTOCI	585,206	1,606	869	—	20,801	608,482
Securities at amortized cost	497,144	—	(2,981)	—	—	494,163
Loans and other financial assets at amortized cost	10,387,252	40,831	(381,902)	35,003	—	10,081,184
Financial liabilities at amortized cost	(4,895,782)	—	—	—	—	(4,895,782)
Net derivatives (designated for hedging)	—	—	—	8,932	—	8,932

Total	6,617,899	42,437	(384,014)	326,346	180,275	6,782,943

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

i)	Transferred financial assets that do not meet the condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2022
Asset transferred	Financial assets at FVTOCI	190,250	304,628
	Securities at amortized cost	—	1,100,351
Related liabilities	Bonds sold under repurchase agreements	157,761	1,231,667

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2022	Loaned to
Financial assets at FVTPL	Korea treasury and government bonds and others	625,398	—	Korea Securities Finance Corporation and others
Financial assets at FVTOCI	Korea treasury and government bonds and others	592,218	98,027	Korea Securities Depository and others

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS No.1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost and other financial liabilities of the Bank’s statements of financial position, respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS No.1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS No.1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a purchase and resale agreement and accounted it as a secured loan. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS No.1032. The Bank disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loans and other financial assets at amortized cost.

As of December 31, 2023 and 2022, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	5,156,266	—	5,156,266	11,279,763	424,466	1,051,548
Receivable spot exchange (*2)	7,599,511	—	7,599,511
Bonds purchased under resale agreements (*2)	2,607,250	—	2,607,250	2,607,250	—	—
Domestic exchanges settlement credits (*2)(*5)	49,020,044	48,575,856	444,188	—	—	444,188

Total	64,383,071	48,575,856	15,807,215	13,887,013	424,466	1,495,736

	December 31, 2023
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	5,094,975	—	5,094,975	11,377,541	139,143	1,178,349
Payable spot exchange (*3)	7,600,058	—	7,600,058
Bonds sold under repurchase agreements (*4)	157,761	—	157,761	157,761	—	—
Domestic exchanges settlement debits (*3)(*5)	49,943,565	48,575,856	1,367,709	1,367,709	—	—

Total	62,796,359	48,575,856	14,220,503	12,903,011	139,143	1,178,349

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2022
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	6,931,262	—	6,931,262	9,063,867	748,694	1,528,199
Receivable spot exchange (*2)	4,409,498	—	4,409,498
Bonds purchased under resale agreements (*2)	6,298,779	—	6,298,779	6,298,779	—	—
Domestic exchanges settlement credits (*2)(*5)	39,773,640	39,197,123	576,517	—	—	576,517

Total	57,413,179	39,197,123	18,216,056	15,362,646	748,694	2,104,716

	December 31, 2022
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	7,625,140	—	7,625,140	9,931,543	145,268	1,957,760
Payable spot exchange (*3)	4,409,431	—	4,409,431
Bonds sold under repurchase agreements (*4)	1,231,667	—	1,231,667	1,231,667	—	—
Domestic exchanges settlement debits (*3)(*5)	43,812,598	39,197,123	4,615,475	2,504,062	—	2,111,413

Total	57,078,836	39,197,123	17,881,713	13,667,272	145,268	4,069,173

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)

The Bank has the following subsidiaries (Unit: Korean Won in 100 million, USD in 10 thousand, EUR in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, MMK in 100million, BRL in 10 thousand, PHP in 100 million, VND in trillions):

Subsidiaries	Location	Capital stock		Main business
Woori America Bank	U.S.A	USD	29,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	8,568	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank (*1)	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund	Korea	KRW	7,339	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	MMK	162	Finance
Wealth Development Bank	Philippines	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	7.7	Finance
WOORI BANK(CAMBODIA) PLC.	Cambodia	USD	17,239	Finance
Woori Bank Europe	Germany	EUR	10,000	Finance

(*1)

The conflict between Russia and Ukraine broke out in February 2022, and international sanctions have been imposed on Russia since then. These sanctions may result in a decrease in the value of financial or operating assets held by banks in relation to the disputed country, an increase in the collection period, restrictions on capital transfers, and a decrease in profits. As a result, the Bank expects future financial impacts on the business of its subsidiary, AO Woori Bank, as of December 31, 2023, but the Bank cannot reasonably anticipate estimates.

	December 31, 2023			December 31, 2022
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori America Bank	58,500,000	100.0	December 31, 2023	58,500,000	100.0	December 31, 2022
PT Bank Woori Saudara Indonesia 1906 Tbk	7,214,804,851	84.2	December 31, 2023	7,214,804,851	84.2	December 31, 2022
Woori Global Markets Asia Limited	78,000,000	100.0	December 31, 2023	78,000,000	100.0	December 31, 2022
Woori Bank China Limited	—	100.0	December 31, 2023	—	100.0	December 31, 2022
AO Woori Bank	57,999,999	100.0	December 31, 2023	57,999,999	100.0	December 31, 2022
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	December 31, 2023	77,093,999	100.0	December 31, 2022
Korea BTL Infrastructure Fund	146,625,975	99.9	December 31, 2023	146,625,975	99.9	December 31, 2022
Woori Finance Myanmar Co., Ltd.	1,200,000	100.0	December 31, 2023	1,200,000	100.0	December 31, 2022
Wealth Development Bank	3,931,365	51.0	December 31, 2023	3,931,365	51.0	December 31, 2022
Woori Bank Vietnam Limited	—	100.0	December 31, 2023	—	100.0	December 31, 2022
WOORI BANK(CAMBODIA) PLC.	7,035,803	100.0	December 31, 2023	7,035,803	100.0	December 31, 2022
Woori Bank Europe	100,000,000	100.0	December 31, 2023	100,000,000	100.0	December 31, 2022

(2)

As for the structured entities in accordance with K-IFRS No.1110 and K-IFRS No.1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

i)	Details of structured entities that the Bank controls are as follows:

	As of December 31, 2023
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Jeonju Iwon Ltd. and 49 structured entities	Korea	Asset securitization	—	December 31, 2023
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2023
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2023
Structured entity for the investments in securities
IGIS Australia Investment Trust No. 209-1	Korea	Securities investment	99.4	December 31, 2023
Multi Asset Global Real Estate Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2023
AI Partners UK Water Supply Private Placement Investment Trust No. 2	UK	Securities investment	97.3	December 31, 2023
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2023
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	Korea	Securities investment	99.9	December 31, 2023
Woori G Infras Newdeal Private Placement Investment Trust No. 1	Korea	Securities investment	99.5	December 31, 2023
Woori G North America Energy Infrastructure Private Placement Investment Trust No. 1	Korea	Securities investment	99.3	December 31, 2023
Woori G Global Secondary Private Placement Investment Trust No. 1	Korea	Securities investment	98.6	December 31, 2023
Woori G ESG Infrastructure Development Private Placement Investment Trust No.1	Korea	Securities investment	95.2	December 31, 2023
Kiwoom-Harmony Private Investment Trust Fund No. 1	Korea	Securities investment	97.4	December 31, 2023
Kiwoom-Harmony Private Investment Trust Fund No. 2	Korea	Securities investment	97.2	December 31, 2023
JB Airline Private Equity Investment Trust No.8	Korea	Securities investment	97.0	December 31, 2023
Kiwoom-Harmony Private Investment Trust Fund No. 4	Korea	Securities investment	96.2	December 31, 2023

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

	As of December 31, 2022
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 52 structured entities	Korea	Asset securitization	—	December 31, 2022
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2022
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2022
Structured entity for the investments in securities
IGIS Australia Investment Trust No. 209-1	Korea	Securities investment	99.4	December 31, 2022
Multi Asset Global Real Estate Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2022
AI Partners UK Water Supply Private Placement Investment Trust No. 2	UK	Securities investment	97.3	December 31, 2022
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2022
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	Korea	Securities investment	99.9	December 31, 2022
Woori G Infras Newdeal Private Placement Investment Trust No. 1	Korea	Securities investment	99.5	December 31, 2022
INMARK Spain Real Estate Investment Trust No. 26-2	Korea	Securities investment	97.7	December 31, 2022
Woori G North America Energy Infrastructure Private Placement Investment Trust No. 1	Korea	Securities investment	99.3	December 31, 2022
Woori G Japan Private Placement Real Estate Investment Trust No. 1-2	Korea	Securities investment	98.8	December 31, 2022
IGIS Global Private Placement Real Estate Fund No. 316-1	Korea	Securities investment	99.3	December 31, 2022
Woori G Global Secondary Private Placement Investment Trust No. 1	Korea	Securities investment	98.3	December 31, 2022
Woori G Japan Blind Private Real Estate Investment Trust No. 1	Korea	Securities investment	99.9	December 31, 2022
Woori GESG Infrastructure Development Private Placement Investment Trust No.1	Korea	Securities investment	95.2	December 31, 2022
Kiwoom-Harmony Private Investment Trust Fund No. 1	Korea	Securities investment	97.2	December 31, 2022
Kiwoom-Harmony Private Investment Trust Fund No. 2	Korea	Securities investment	97.1	December 31, 2022
JB Airline Private Equity Investment Trust No.8	Korea	Securities investment	97.0	December 31, 2022
KIWOOM Frontier Private Investment Trust No.23[Bond]	Korea	Securities investment	99.8	December 31, 2022

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

ii)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of December 31, 2023 and 2022:

	December 31, 2023
Subsidiaries	Location	Main business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities investment	55.1
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Midas Global Private Placement Real Estate Fund No. 7-2 (*1)	Korea	Securities investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*3)	Korea	Securities investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities investment	55.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	92.6
Woori G Private Investment Trust Fund No. 1 (*1)	Korea	Securities investment	84.3
INMARK France Real Estate Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust Fund 1-W(EUR) (*2)	Korea	Securities investment	99.5
Woori G Global Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	90.9
Woori G Equity Bridge Loan Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	65.0
Woori G Private Investment Trust Fund No. 5 (*1)	Korea	Securities investment	87.0
Kiwoom-Harmony Private Investment Trust Fund No. 3 (*1)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8
Woori G Renewable New Deal Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	55.0
Woori G Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	66.7
IGIS ESG Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	60.0

	December 31, 2023
Subsidiaries	Location	Main business	Percentage of ownership (%)
Woori G GP Commitment Loan Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	80.0
Kiwoom-Aurora Private Securities Investment Trust No. 2 (*1)	Korea	Securities investment	60.0
NH-Amundi WSCP VIII Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Private Equity Investment Trust No. 2 (*2)	Korea	Securities investment	98.0
Woori G Private Equity Investment Trust No. 1(*1)	Korea	Securities investment	93.8
Hangang New Deal Infrastructure BTL Private Equity Investment Trust No. 4 (*1)	Korea	Securities investment	60.0
Woori Busan Logistics Infra Private Placement Investment Trust (*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1 (*1)	Korea	Securities investment	88.0
Woori G GP Commitment Loan Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	85.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities investment	97.7
Woori G Japan Private Placement Real Estate Investment Trust No. 1-2 (*2)	Korea	Securities investment	98.8
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*2)	Korea	Securities investment	99.9
WooriG Private Investment Trust No.6 (*1)	Korea	Securities investment	85.0
Woori New Growth Credit Fund 1 (*1)	Korea	Securities investment	70.9
Woori Asset Global Partnership Fund No. 5 (*1)	Korea	Securities investment	57.7
Woori PE Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	82.6
Kiwoom-Harmony Private Investment Trust Fund No. 6 (*1)	Korea	Securities investment	76.9

(*1)

Since the investee is a discretionary funds, the Bank does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Bank, but also for other investors as well. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The investment target for the fund was determined in advance, and the disposition of investment assets cannot be determined by the Bank, and as a fund of funds, the Bank does not have the power to participate in decision-making regarding investment assets in parent funds. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Bank does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Bank does not have substantial control. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	December 31, 2022
Subsidiaries	Location	Main business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities investment	57.6
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities investment	69.0

	December 31, 2022
Subsidiaries	Location	Main business	Percentage of ownership (%)
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Midas Global Private Placement Real Estate Fund No. 7-2 (*1)	Korea	Securities investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*3)	Korea	Securities investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities investment	55.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	92.6
Woori G Private Investment Trust Fund No. 1 (*1)	Korea	Securities investment	80.0
INMARK France Real Estate Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust Fund 1-W(EUR) (*2)	Korea	Securities investment	99.5
Woori G Global Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	90.9
Woori G Equity Bridge Loan Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	65.0
Woori G Private Investment Trust Fund No. 5 (*1)	Korea	Securities investment	86.8
Kiwoom-Harmony Private Investment Trust Fund No. 3 (*1)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8
Woori G Renewable New Deal Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	55.0
Woori G Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	66.7
IGIS ESG Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	60.0
Woori G GP Commitment Loan Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	80.0
Kiwoom-Aurora Private Securities Investment Trust No. 2 (*1)	Korea	Securities investment	60.0
NH-Amundi WSCP VIII Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Private Equity Investment Trust No. 2 (*2)	Korea	Securities investment	98.0
Woori G Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	93.8
Hangang New Deal Infrastructure BTL Private Equity Investment Trust No. 4 (*1)	Korea	Securities investment	60.0

	December 31, 2022
Subsidiaries	Location	Main business	Percentage of ownership (%)
Woori Busan Logistics Infra Private Placement Investment Trust (*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1(*1)	Korea	Securities investment	88.0

(*1)

Since the investee is a discretionary funds, the Bank does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Bank, but also for other investors as well. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

Since the investee is a fund of funds, the Bank does not have power over such funds because the Bank cannot decide the relevant activities of the fund through the related contract. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Bank does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Bank does not have substantial control. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(3)	Investments in associates as of December 31, 2023 and 2022, are as follows:

Investees	Main business	Percentage of ownership (%)		Location	Financial statements as of
		December 31, 2023	December 31, 2022
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	November 30, 2023 (*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	December 31, 2023
Korea Finance Security Co., Ltd. (*2)	Security service	15.0	15.0	Korea	November 30, 2023 (*4)
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	27.5	27.5	Korea	—
G2 collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
Good Software Lab Co., Ltd. (*3)	Service	28.9	28.9	Korea	—
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Force Tech Co., Ltd. (*6)	Manufacturing	—	24.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.5	20.5	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.0	24.0	Korea	—
Beomgyo Co., Ltd. (*3)	Communication equipment retail business	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund (*6)	Other financial services	—	23.1	Korea	—
2016KIF-IMM Woori Bank Technology Venture Fund (*6)	Other financial services	—	20.0	Korea	—
K BANK Co., Ltd. (*2)	Finance	12.6	12.6	Korea	November 30, 2023 (*4)
Woori Bank-Company K Korea Movie Asset Fund (*5)	Other financial services	—	25.0	Korea	—
Partner One Value Up No.1 Private Equity Fund	Other financial services	23.3	23.3	Korea	December 31, 2023
IBK KIP Seongjang Dideemdol No.1 Private Investment Ltd Partnership	Other financial services	20.0	20.0	Korea	December 31, 2023
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	December 31, 2023

Investees	Main business	Percentage of ownership (%)		Location	Financial statements as of
		December 31, 2023	December 31, 2022
Woori-Shinyoung Growth-Cap Private Equity Fund No.1	Other financial services	24.5	24.5	Korea	December 31, 2023
LOTTE CARD Co., Ltd	Credit card and installment financing	20.0	20.0	Korea	September 30, 2023 (*4)
Woori-Q Corporate Restructuring Private Equity Fund (*5)	Trust and collective investment	15.7	22.4	Korea	December 31, 2023
PCC-Woori LP Secondary Fund	Other financial investment services	26.9	26.9	Korea	December 31, 2023
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Other financial services	100.0	100.0	Korea	December 31, 2023
Union Technology Finance Investment Association	Other financial investment services	29.7	29.7	Korea	December 31, 2023
KUM HWA Co., Ltd. (*3)	Communication equipment retail business	20.0	20.0	Korea	December 31, 2023
Paratus Woori Material Component Equipment joint venture company	Other financial investment services	20.8	20.8	Korea	December 31, 2023
Dicustody Co., Ltd. (*2)	Other information technology and computer operation-related service	1.0	1.0	Korea	December 31, 2023
Jinmyung Plus Co., Ltd. (*3)	Manufacturing	20.2	20.2	Korea	September 30, 2023 (*4)
Orient Gwangyang Shipbuilding Co., Ltd. (*3)	Manufacturing of ship components	22.7	22.7	Korea	November 30, 2023 (*4)
Joongang Network Solution Co., Ltd. (*3)	Other information technology and computer operation-related service	25.3	25.3	Korea	September 30, 2023 (*4)
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	December 31, 2023
Woori Financial Digital Investment Association No.1	Other financial services	88.0	88.0	Korea	December 31, 2023
STASSETS No.3 Private Equity Investment Limited Specialized in Start-up Ventures	Other financial services	28.3	28.3	Korea	December 31, 2023
KG FASHION CO.,LTD (*3)(*7)	Manufacturing	20.8	—	Korea	November 30, 2023 (*4)
Win Mortgage Co., Ltd. (*1)(*7)	Other financial services	4.5	—	Korea	September 30, 2023 (*4)
NH Woori Newdeal Growth Alpha Private Equity Fund 1 (*7)	Other financial services	22.7	—	Korea	December 31, 2023
SF CREDIT PARTNERS, LLC (*2)(*7)	Other financial services	10.0	—	Korea	December 31, 2023
Rea Company Ltd. (*3)(*7)	Other financial services	24.5	—	Korea	September 30, 2023 (*4)
Aram CMC Co., Ltd. (*3)(*7)	Other financial services	20.0	—	Korea	November 30, 2023 (*4)

(*1)	Most of the significant business transactions of associates are with the Bank as of December 31, 2023 and 2022.
(*2)	The Bank can participate in decision-making body and exercise significant influence over financial policies and operational policies.
(*3)	There is no investment balance as of December 31, 2023 and 2022.
(*4)

The equity method was applied using the most recent financial statements available because financial statement at the end of the reporting period cannot be obtained, and any significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the bank were appropriately reflected.

(*5)	It was classified as an associate through the Bank holding voting rights based on the initial investment commitment ratio.
(*6)	It was excluded from associates due to the sale liquidation and others for the period ended December 31, 2023.
(*7)	It was added to associates during the period ended December 31, 2023.

(4)	The entities excluded from associates, although the Bank’s shareholding ratio of common stock is higher than 20% as of December 31, 2023 and 2022, are as follows:

	As of December 31, 2023
Associate (*)	Number of shares owned	Percentage of ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Bank’s common stock ownership in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

	As of December 31, 2022
Associate (*)	Number of shares owned	Percentage of ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Bank’s common stock ownership in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

(5)

Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). As the investments associated with structured entities were classified as financial assets at FVTPL for the years ended December 31, 2023 and 2022, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the year ended December 31, 2023
Investees	January 1, 2023	Acquisition	Disposal and others	Reversal (Impairment)	December 31, 2023
Woori America Bank	399,831	—	—	—	399,831
PT Bank Woori Saudara Indonesia 1906 Tbk	444,813	—	—	—	444,813
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	22,322	—	—	—	22,322
Korea BTL Infrastructure Fund	736,911	—	—	—	736,911
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	384,430	—	—	—	384,430
WOORI BANK(CAMBODIA) PLC.	248,212	—	—	—	248,212
Woori Bank Europe	131,442	—	—	—	131,442
W Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Woori Growth Partnerships New Technology Private Equity Fund	12,942	—	(12,942)	—	—
2016KIF-IMM Woori Bank Technology Venture Fund	7,595	—	(7,595)	—	—
K BANK Co., Ltd.	236,232	—	—	—	236,232
Partner One Value Up I Private Equity Fund	5,039	—	—	(1,786)	3,253
IBK KIP Seongjang Dideemdol 1st Private	7,556	—	(3,200)	—	4,356
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,354	82	—	—	4,436
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	—	—	—	8,237
LOTTE CARD Co., Ltd.	346,810	—	—	—	346,810
Woori-Q Corporate Restructuring Private Equity Fund	17,043	273	(8,881)	—	8,435
PCC-Woori LP Secondary Fund	7,000	—	—	—	7,000
Union Technology Finance Investment Association	14,637	—	(1,188)	—	13,449
Paratus Woori Material Component Equipment joint venture company	12,300	—	—	—	12,300
Dicustody Co., Ltd.	1	—	—	—	1
BTS Private Equity Fund No. 2	3,026	2,200	—	—	5,226
Woori Financial Digital Investment Association No. 1	11,000	22,000	—	—	33,000
STASSETS No.3 Private Equity Investment Limited Specialized in Start-up Ventures	1,500	7,500	—	—	9,000
Win Mortgage Co., Ltd.	—	23	—	—	23
NH Woori Newdeal Growth Alpha Private Equity Fund 1	—	23,596	—	—	23,596
SF CREDIT PARTNERS, LLC		13,059	—	—	13,059

Total	3,701,365	68,733	(33,806)	(1,786)	3,734,506

	For the year ended December 31, 2022
Investees	January 1, 2022	Acquisition	Disposal and others	Reversal (Impairment)	December 31, 2022
Woori America Bank	399,831	—	—	—	399,831
PT Bank Woori Saudara Indonesia 1906 Tbk	444,813	—	—	—	444,813
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	22,322	—	—	—	22,322
Korea BTL Infrastructure Fund	736,911	—	—	—	736,911
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	384,430	—	—	—	384,430
WOORI BANK(CAMBODIA) PLC.	248,212	—	—	—	248,212
Woori Bank Europe	131,442	—	—	—	131,442
W Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Woori Growth Partnerships New Technology Private Equity Fund	14,991	—	(2,049)	—	12,942
2016KIF-IMM Woori Bank Technology Venture Fund	8,396	—	(801)	—	7,595
K BANK Co., Ltd.	236,232	—	—	—	236,232
Partner One Value Up I Private Equity Fund	5,039	—	—	—	5,039
IBK KIP Seongjang Dideemdol 1st Private	9,736	—	(2,180)	—	7,556
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,254	100	—	—	4,354
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	—	—	—	8,237
LOTTE CARD Co., Ltd.	346,810	—	—	—	346,810
Woori-Q Corporate Restructuring Private Equity Fund	33,121	396	(16,474)	—	17,043
PCC-Woori LP Secondary Fund	7,000	—	—	—	7,000
Genesis Environmental Energy Company No. 1 Private Equity Partnership	3,738	—	(3,738)	—	—
Union Technology Finance Investment Association	12,750	2,250	(363)	—	14,637
Paratus Woori Material Component Equipment joint venture company	12,300	—	—	—	12,300
Dicustody Co., Ltd.	1	—	—	—	1
BTS Private Equity Fund No. 2	—	3,026	—	—	3,026
Woori Financial Digital Investment Association No. 1	—	11,000	—	—	11,000
STASSETS No.3 Private Equity Investment Limited Specialized in Start-up Ventures	—	1,500	—	—	1,500

Total	3,708,698	18,272	(25,605)	—	3,701,365

(6)

Changes in the book value of subsidiaries and associated investments classified as financial assets at FVTPL as income securities for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
Investees	January 1, 2023	Acquisition	Disposal	Valuation and others	December 31, 2023
AI Partners UK Water Supply Private Placement Investment Trust No. 2	21,564	—	—	3,021	24,585
IGIS Australia Investment Trust No. 209-1	20,786	—	—	(1,395)	19,391
Heungkuk Global Private Placement Investment Trust No. 1	7,968	159	(133)	564	8,558
Multi Asset Global Real Estate Investment Trust No. 5-2	12,132	—	—	772	12,904
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	89,369	47,974	(9,038)	5,329	133,634
Woori G Infras Newdeal Private Placement Investment Trust No. 1	140,205	21,710	(88,279)	(738)	72,898
Woori G North America Energy Infrastructure Private Placement Investment Trust No. 1	16,105	—	(2,704)	(341)	13,060
Woori G Global Secondary Private Placement Investment Trust No. 1	12,621	2,332	—	(944)	14,009
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,242	—	—	296	10,538
Woori GESG Infrastructure Development Private Placement Investment Trust No.1	3,564	4,380	(308)	(502)	7,134
Kiwoom-Harmony Private Investment Trust Fund No. 1	652,249	63,500	—	2,681	718,430
Kiwoom-Harmony Private Investment Trust Fund No. 2	631,379	9,000	(33,297)	2,598	609,680
JB Airline Private Equity Investment Trust No.8	11,136	—	(1)	(51)	11,084
KIWOOM Frontier Private Investment Trust No.23[Bond]	100,538	20,000	(120,538)	—	—
Kiwoom-Harmony Private Investment Trust Fund No. 4	—	58,160	—	90	58,250

Total	1,729,858	227,215	(254,298)	11,380	1,714,155

	For the year ended December 31, 2022
Investees	January 1, 2022	Acquisition	Disposal	Valuation and others	December 31, 2022
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1	16,397	—	(17,648)	1,251	—
AI Partners UK Water Supply Private Placement Investment Trust No. 2	19,397	—	—	2,167	21,564
IGIS Australia Investment Trust No. 209-1	19,147	—	—	1,639	20,786
Heungkuk Global Private Placement Investment Trust No. 1	7,926	—	—	42	7,968
Multi Asset Global Real Estate Investment Trust No. 5-2	12,350	—	(402)	184	12,132
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	67,638	15,917	(2,356)	8,170	89,369
IGIS Global Private Placement Real Estate Fund No. 316-1	15,942	—	—	(1,225)	14,717
Woori G Infras Newdeal Private Placement Investment Trust No. 1	47,412	94,014	(866)	(355)	140,205
Woori G North America Energy Infrastructure Private Placement Investment Trust No. 1	6,792	5,129	(983)	5,167	16,105
INMARK Spain Real Estate Investment Trust No. 26-2	12,886	—	(315)	1,119	13,690
Woori G Japan Private Placement Real Estate Investment Trust No. 1-2	7,615	—	(332)	(385)	6,898
Woori G Global Secondary Private Placement Investment Trust No. 1	11,191	1,407	—	23	12,621
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,070	—	—	172	10,242
Woori G Japan Blind Private Real Estate Investment Trust No. 1	19,261	28,201	—	(1,182)	46,280
Woori GESG Infrastructure Development Private Placement Investment Trust No.1	961	2,532	—	71	3,564
Kiwoom-Harmony Private Investment Trust Fund No. 1	458,576	189,700	(3,220)	7,193	652,249
Kiwoom-Harmony Private Investment Trust Fund No. 2	678,381	—	(50,999)	3,997	631,379
JB Airline Private Equity Investment Trust No.8	10,754	—	(7)	389	11,136
KIWOOM Frontier Private Investment Trust No.23[Bond]	—	100,000	—	538	100,538

Total	1,422,696	436,900	(77,128)	28,975	1,811,443

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Acquisition cost	591,840	596,542
Accumulated depreciation	(63,225)	(55,794)

Net carrying value	528,615	540,748

(2)	Changes in investment properties for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Beginning balance	540,748	527,115
Depreciation	(5,682)	(5,602)
Transfer (*)	(6,463)	19,190
Foreign currencies translation adjustments	12	44

Ending balance	528,615	540,748

(*)	Land and buildings were transferred from properties and equipment to investment properties for the years ended December 31, 2023 and 2022.

(3)

Fair value of investment properties amounted to 800,438 million Won and 799,165 million Won as of December 31, 2023 and 2022, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as Level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties amounted to 31,992 million Won and 31,954 million Won for the years ended December 31, 2023 and 2022, respectively. The expenses directly related to the investment property where rental fee was earned are 5,682 million Won and 5,602 million Won, respectively.

(5)	The minimum lease payments expected to be received in the future under non-refundable lease agreement as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Lease payments
Within 1 year	14,473	11,610
After 1 year but within 2 years	4,174	6,672
After 2 years but within 3 years	775	2,758
After 3 years but within 4 years	204	640
After 4 years but within 5 years	47	72
After 5 years	3	7

Total	19,676	21,759

15.	PROPERTIES AND EQUIPMENT

(1)	Details of properties and equipment as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Properties and equipment (owned)	1,480,693	607,765	150,824	28,378	31,560	2,299,220
Right-of-use assets	—	236,974	16,216	—	—	253,190

Carrying value	1,480,693	844,739	167,040	28,378	31,560	2,552,410

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Properties and equipment (owned)	1,472,064	623,198	139,372	28,484	31,540	2,294,658
Right-of-use assets	—	215,679	11,621	—	—	227,300

Carrying value	1,472,064	838,877	150,993	28,484	31,540	2,521,958

(2)	Details of properties and equipment (owned) as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,480,693	932,276	790,446	392,467	31,560	3,627,442
Accumulated depreciation	—	(324,511)	(639,622)	(364,089)	—	(1,328,222)

Net carrying value	1,480,693	607,765	150,824	28,378	31,560	2,299,220

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,472,064	923,528	739,364	386,982	31,540	3,553,478
Accumulated depreciation	—	(300,330)	(599,992)	(358,498)	—	(1,258,820)

Net carrying value	1,472,064	623,198	139,372	28,484	31,540	2,294,658

(3)	Details of changes in properties and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,472,064	623,198	139,372	28,484	31,540	2,294,658
Acquisition	—	17,941	69,817	11,668	256	99,682
Disposal	(352)	(520)	(97)	(798)	(235)	(2,002)
Depreciation	—	(28,306)	(58,472)	(10,987)	—	(97,765)
Classification to held for sale	(936)	(1,568)	—	—	—	(2,504)
Transfer (*)	9,907	(3,444)	—	—	—	6,463
Foreign currencies translation adjustments	10	(26)	174	11	(1)	168
Others	—	490	30	—	—	520

Ending balance	1,480,693	607,765	150,824	28,378	31,560	2,299,220

(*)	Land was transferred from investment properties to properties and equipment, and buildings were transferred from properties and equipment to investment properties for the year ended December 31, 2023.

	For the year ended December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,508,927	650,448	149,586	25,717	396	2,335,074
Acquisition	24	14,438	53,849	15,471	31,152	114,934
Disposal	(19,021)	—	(436)	(300)	—	(19,757)
Depreciation	—	(27,673)	(63,747)	(12,470)	—	(103,890)
Classification to held for sale	(6,405)	(6,704)	—	—	—	(13,109)
Transfer (*)	(11,915)	(7,275)	—	—	—	(19,190)
Foreign currencies translation adjustments	39	(23)	131	66	(8)	205
Others	415	(13)	(11)	—	—	391

Ending balance	1,472,064	623,198	139,372	28,484	31,540	2,294,658

(*)	Land and buildings were transferred from properties and equipment to investment properties for the year ended December 31, 2022.

(4)	Details of right-of-use assets as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Building	Properties for business use	Total
Acquisition cost	464,366	30,009	494,375
Accumulated depreciation	(227,392)	(13,793)	(241,185)

Net carrying value	236,974	16,216	253,190

	December 31, 2022
	Building	Properties for business use	Total
Acquisition cost	395,404	22,728	418,132
Accumulated depreciation	(179,725)	(11,107)	(190,832)

Net carrying value	215,679	11,621	227,300

(5)	Details of changes in right-of-use assets for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Building	Properties for business use	Total
Beginning balance	215,679	11,621	227,300
New contracts	153,155	14,246	167,401
Changes in contracts	25,385	138	25,523
Termination	(15,345)	(1,045)	(16,390)
Depreciation	(147,705)	(8,758)	(156,463)
Others	5,805	14	5,819

Ending balance	236,974	16,216	253,190

	For the year ended December 31, 2022
	Building	Properties for business use	Total
Beginning balance	224,039	13,654	237,693
New contracts	182,379	5,760	188,139
Changes in contracts	3,514	3	3,517
Termination	(36,634)	(326)	(36,960)
Depreciation	(161,295)	(7,451)	(168,746)
Others	3,676	(19)	3,657

Ending balance	215,679	11,621	227,300

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	2,118	541,977	931,801	21,164	98	1,497,158
Accumulated amortization	(1,629)	(378,299)	(776,906)	—	—	(1,156,834)
Accumulated impairment losses	—	—	(33,552)	(1,132)	—	(34,684)

Net carrying value	489	163,678	121,343	20,032	98	305,640

	December 31, 2022
	Industrial property rights	Development cost	Others	Membership	Total
Acquisition cost	2,052	463,368	836,549	19,139	1,321,108
Accumulated amortization	(1,431)	(323,849)	(730,112)	—	(1,055,392)
Accumulated impairment losses	—	—	(33,552)	(1,157)	(34,709)

Net carrying value	621	139,519	72,885	17,982	231,007

(2)	Details of changes in intangible assets for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	621	139,519	72,885	17,982	—	231,007
Acquisition	65	78,620	95,242	2,022	33	175,982
Amortization (*1)	(197)	(54,459)	(46,786)	—		(101,442)
Impairment losses (*2)	—	—	—	25	—	25
Foreign currencies translation adjustment	—	(2)	2	3	—	3
Other	—	—	—	—	65	65

Ending balance	489	163,678	121,343	20,032	98	305,640

(*1)	Amortization of other intangible assets amounting to 22,349 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

	For the year ended December 31, 2022
	Industrial property rights	Development cost	Others	Membership	Total
Beginning balance	691	160,331	89,777	16,685	267,484
Acquisition	160	52,119	27,273	1,870	81,422
Disposal	—	—	—	(442)	(442)
Amortization (*1)	(230)	(72,852)	(44,162)	—	(117,244)
Impairment losses (*2)	—	—	—	(144)	(144)
Foreign currencies translation adjustment	—	(5)	—	13	8
Other	—	(74)	(3)	—	(77)

Ending balance	621	139,519	72,885	17,982	231,007

(*1)	Amortization of other intangible assets amounting to 14,664 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is less than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

17.	ASSETS HELD FOR SALE

Assets held for sale as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Properties and equipment (*)	11,573	9,589

(*)	The Bank classifies above assets as assets held for sale that are highly likely to be sold within one year from December 31, 2023 and 2022, based on the management’s decision.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

		December 31, 2023
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	MORGAN STANLEY BANK INTL, SEL and others	26,854	CSA variable margin and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	765,330	Overseas Futures Option Deposit and others
	Mortgage-backed securities	Public offering	1,242,963	Covered Bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	Korea Exchange and others	385,394	CSA variable margin
Financial assets at FVTOCI	Korean treasury and government bonds and others	Korea Securities Depository	73,846	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	8,182,907	Settlement risk and others
	Foreign financial institutions debt securities	Korea Investment & Securities Co., Ltd. and others	845,140	Substitute securities and others
		CCIL Exchange	116,404	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	10,380,306	Settlement risk and others

		Total	22,019,144

(*)

The financial assets are not derecognized and provided as collaterals because the Bank entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Bank continuously recognizes the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

		December 31, 2022
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	The Korea Exchange and others	133,539	CCP variable margin and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	1,142,784	Overseas Futures Option Deposit and others
	Mortgage-backed securities	Public offering	1,892,723	Covered Bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	SC FIRST BANK KOREA, SEOUL. and others	245,876	CSA variable margin
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	460	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	6,394,890	Settlement risk and others
	Foreign financial institutions debt securities	BNP-PARIBAS and others	1,060,120	CSA variable margin and others
		Standard Chartered Bank, Hong Kong and others	304,168	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	Korea Securities Depository	1,100,351	Related to bonds sold under repurchase agreements (*)
		The BOK and others	10,820,136	Settlement risk and others

		Total	23,095,047

(*)

The financial assets are not derecognized and provided as collaterals because the Bank entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Bank continuously recognizes the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

(2)	As of December 31, 2023 and 2022, there is no asset acquired through foreclosures.

(3)	Securities loaned as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2022	Loaned to
Financial assets at FVTPL	Korea treasury and government bonds and others	625,398	—	Korea Securities Finance Corporation and others
Financial assets at FVTOCI	Korea treasury and government bonds and others	592,218	98,027	Korea Securities Depository and others

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be permitted to sell or repledge the collateral in the absence of default by the owner of the collateral

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	2,760,680	—

	December 31, 2022
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	6,594,071	—

19.	OTHER ASSETS

Details of other assets as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Prepaid expenses	200,606	133,388
Advance payments	43,375	378
Others	7,690	5,923

Total	251,671	139,689

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	6,015,790	9,002,105

(2)	Details of financial liabilities at FVTPL as of December 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Deposits
Gold banking liabilities	39,524	35,161
Derivative liabilities	5,976,266	8,966,944

Total	6,015,790	9,002,105

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Deposits in local currency:
Deposits on demand	8,815,364	15,652,595
Deposits at termination	283,128,245	270,637,263
Mutual installment	21,602	22,995
Certificate of deposits	14,767,307	5,255,889

Sub-total	306,732,518	291,568,742

Deposits in foreign currencies:
Deposits in foreign currencies	32,193,981	31,901,384
Present value discount	(184,796)	(92,111)

Total	338,741,703	323,378,015

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	2.0 ~ 2.0	1,565,444
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.4	1,996,579
Others	The Korea Development Bank and others	0.0 ~ 4.5	3,742,496

Sub-total			7,304,519

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.2 ~ 6.3	13,082,055
Bills sold	Others	0.0 ~ 2.7	6,326
Call money	Banks and others	3.9 ~ 6.0	911,753
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 6.8	157,761

Present value discount			(547)

Total			21,461,867

	December 31, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.3 ~ 1.8	3,040,877
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,021,049
Others	The Korea Development Bank and others	0.0 ~ 5.6	4,558,461

Sub-total			9,620,387

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 5.6	10,717,898
Bills sold	Others	0.0 ~ 2.4	7,308
Call money	Banks and others	1.6 ~ 5.0	141,025
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 6.4	1,231,667

Present value discount			(583)

Total			21,717,702

(2)	Details of debentures as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023		December 31, 2022
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.1	17,029,358	0.8 ~ 5.9	19,778,506
Subordinated bonds	1.9 ~ 5.1	4,291,848	1.9 ~ 5.1	4,885,325

Sub-total		21,321,206		24,663,831

Discounts on bonds		(48,179)		(28,404)

Total		21,273,027		24,635,427

(*)	Includes debentures under fair value hedge amounting to 3,943,224 million Won and 3,076,983 million Won as of December 31, 2023 and 2022, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31,2023	December 31, 2022
Provisions for guarantees (*1)	86,511	72,919
Provisions for unused commitments	80,426	53,878
Asset retirement obligation	86,290	75,202
Other provisions (*2)	452,280	254,398

Total	705,507	456,397

(*1)	Provisions for guarantees include provisions for financial guarantees of 56,954 million Won and 45,796 million Won as of December 31, 2023 and 2022, respectively.
(*2)	Other provisions consist of provisions for litigation, compensation for loss and others.

(2)	Changes in provisions for guarantees and unused loan commitments for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

i)	Provisions for guarantees

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	40,907	24,327	7,685	72,919
Transfer to 12-month expected credit loss	20,505	(20,505)	—	—
Transfer to expected credit loss for the entire period	(453)	453	—	—
Transfer to credit-impaired financial assets	(4)	(3)	7	—
Net provision (reversal) of unused amount	13,588	(1,492)	(467)	11,629
Other increase (decrease) (*)	1,964	(1)	—	1,963

Ending balance	76,507	2,779	7,225	86,511

(*)	Includes the impact from change of financial guarantee liabilities.

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	48,269	15,269	6,767	70,305
Transfer to 12-month expected credit loss	1,206	(1,206)	—	—
Transfer to expected credit loss for the entire period	(119)	119	—	—
Transfer to credit-impaired financial assets	(3)	(338)	341	—
Net provision (reversal) of unused amount	(6,894)	10,483	577	4,166
Other decrease (*)	(1,552)	—	—	(1,552)

Ending balance	40,907	24,327	7,685	72,919

(*)	Includes the impact from change of financial guarantee liabilities.

ii)	Provisions for unused loan commitments

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	33,375	20,503	—	53,878
Transfer to 12-month expected credit loss	12,268	(12,268)	—	—
Transfer to expected credit loss for the entire period	(803)	803	—	—
Transfer to credit-impaired financial assets	(19)	(18)	37	—
Net provision (reversal) of unused amount	27,235	(637)	(37)	26,561
Other decrease	(13)	—	—	(13)

Ending balance	72,043	8,383	—	80,426

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	29,348	22,054	—	51,402
Transfer to 12-month expected credit loss	3,986	(3,986)	—	—
Transfer to expected credit loss for the entire period	(703)	703	—	—
Transfer to credit-impaired financial assets	(45)	(44)	89	—
Net provision (reversal) of unused amount	745	1,776	(89)	2,432
Other increase	44	—	—	44

Ending balance	33,375	20,503	—	53,878

(3)	Changes in asset retirement obligation for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Beginning balance	75,202	74,193
Provisions provided	4,312	2,605
Provisions used	(1,162)	(6,705)
Amortization	1,328	706
Increase in restoration costs and others	6,610	4,403

Ending balance	86,290	75,202

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased properties as of end of reporting period discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Bank has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Bank used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Beginning balance	254,398	287,791
Provisions provided	239,099	24,539
Provisions used and others	(27,125)	(8,110)
Reversal of unused amount (*)	(14,092)	(52,659)
Foreign currencies translation adjustments	—	2,837

Ending balance	452,280	254,398

(*)

The Bank provided Korean won settlement services for trading transaction settlement between Korea and Iran before the prior period, investigated by U.S. prosecutors (federal prosecutors, New York state prosecutors) and New York State Department of Financial Services for violations of U.S. sanctions against Iran, Sudan, Syria and Cuba. In this regard, the Office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, and New York State Department of Financial Services concluded its investigation in February 2022 without taking any additional sanctions. Meanwhile, in June 2022, the Bank reversed the provision related to the investigation of the U.S. Prosecutors, which have not been completed yet, in consideration of the opinion of an independent legal expert that the probability of sanctions by the U.S. Prosecutors in this case is low during the prior period.

(5)	Others

①

The Bank recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfill its current obligations at the end of the period.

②

The Bank recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds in prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 180.2 billion Won. In addition, The Bank recognized provision amounting to 53.6 billion Won for estimated compensation of expected customer loss related to delayed redemption of fund during the current period.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The retirement benefit of the Bank is based on the defined benefit retirement pension plan.

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue-chip bonds

A decrease in profitability of blue-chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Present value of defined benefit obligations	1,356,260	1,186,636
Fair value of plan assets	(1,577,806)	(1,474,309)

Net defined benefit liability(asset)	(221,546)	(287,673)

(2)	Changes in the carrying value of defined benefit obligation for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2022
	Beginning balance	1,186,636	1,412,041
	Current service cost	106,810	139,296
	Interest cost	62,917	42,202
Remeasurements	Financial assumptions	62,267	(318,158)
	Experience adjustments	7,204	(9,617)
	Foreign currencies translation adjustments	(2)	(4)
	Retirement benefit paid	(76,465)	(80,245)
	Effect of moving in and out of associates	6,895	974
	Other	(2)	147

	Ending balance	1,356,260	1,186,636

(3)	Changes in the plan assets for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Beginning balance	1,474,309	1,424,725
Interest income	81,090	44,631
Remeasurements	(20,534)	(15,844)
Employer’s contributions	120,000	100,000
Retirement benefit paid	(80,887)	(76,598)
Effect of moving in and out of associates	5,950	(296)
Other	(2,122)	(2,309)

Ending balance	1,577,806	1,474,309

(4)

Plan assets wholly consist of time deposits as of December 31, 2023 and 2022. Among plan assets, realized returns on plan assets amount to 60,556 million Won and 28,787 million Won for the years ended December 31, 2023 and 2022, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 112,082 million Won.

(5)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Current service cost	106,810	139,296
Net interest income (loss)	(18,173)	(2,429)

Cost recognized in profit or loss	88,637	136,867

Remeasurements	90,005	(311,932)

Cost recognized in total comprehensive income (loss)	178,642	(175,065)

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 2,151 million Won and 2,112 million Won for the years ended December 31, 2023 and 2022, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement as of December 31, 2023 and 2022, are as follows:

	December 31, 2023	December 31, 2022
Discount rate	4.57%	5.35%
Future wage growth rate	5.18%	5.45%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 10.07 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation as of December 31, 2023 and 2022, is as follows (Unit: Korean Won in millions):

		December 31, 2023(*)	December 31, 2022(*)
Discount rate	Increase by 1% point	(121,166)	(105,500)
	Decrease by 1% point	140,124	121,886
Future wage growth rate	Increase by 1% point	141,933	125,653
	Decrease by 1% point	(124,745)	(112,637)

(*)

Although the above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant; in practice, more than one assumption are correlated. The sensitivity of the defined benefit obligation to changes in principle actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized in the statement of financial position.

(8)	The details of the maturity of the defined benefit obligation as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Within 1 year	29,180	27,334
After 1 year but within 2 years	34,093	29,474
After 2 years but within 5 years	344,670	264,718
After 5 years but within 10 years	474,739	504,582
After 10 years	1,335,246	1,303,544

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Other financial liabilities:
Accounts payable	8,803,689	5,120,067
Accrued expenses	3,848,785	2,807,831
Borrowings from trust accounts	5,389,764	3,650,743
Agency business revenue	271,944	213,844
Foreign exchange payables	867,132	809,618
Domestic exchanges payable	1,367,709	4,615,475
Lease liabilities	205,854	180,672
Other miscellaneous financial liabilities	1,882,907	2,476,478
Present value discount	(2,631)	(1,732)

Sub-total	22,635,153	19,872,996

Other liabilities:
Unearned income	67,686	67,824
Other miscellaneous liabilities	159,810	113,351

Sub-total	227,496	181,175

Total	22,862,649	20,054,171

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	118,455	—	—	—	—
Forwards	3,960,000	—	83,199	—	169,527
Swaps	140,183,500	698	378,307	135,263	227,166
Purchase options	150,000	—	6,556	—	—
Written options	400,000	—	—	—	15,359
Currency:
Forwards	97,073,935	—	1,931,493	—	884,397
Swaps	77,644,494	—	2,656,035	—	3,664,897
Purchase options	139,311	—	1,500	—	—
Written options	122,698	—	—	—	585
Equity:
Forwards	137	—	36	—	—
Futures	480,311	—	—	—	—
Swaps	461,112	—	126,028	—	1,994
Purchase options	16,444,709	—	608,295	—	—
Written options	16,887,247	—	—	—	1,012,341

Total	354,065,909	698	5,791,449	135,263	5,976,266

	December 31, 2022
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	9,311	—	—	—	—
Forwards	2,620,000	—	249,356	—	—
Swaps	138,529,552	—	440,926	193,831	517,710
Purchase options	170,000	—	9,308	—	—
Written options	310,000	—	—	—	16,752
Currency:
Forwards	89,540,297	—	3,075,882	—	1,361,583
Swaps	96,234,758	—	3,089,620	—	5,518,190
Purchase options	487,854	—	23,182	—	—
Written options	570,984	—	—	—	7,929
Equity:
Forwards	183	—	100	—	—
Futures	958,589	—	—	—	—
Swaps	568,835	—	90,237	—	673
Purchase options	29,801,478	—	1,204,475	—	—
Written options	29,874,836	—	—	—	1,544,107

Total	389,676,677	—	8,183,086	193,831	8,966,944

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets (designated for hedging) and derivative liabilities (designated for hedging) in the statements of financial position.

(2)	Overview of the Bank’s hedge accounting

1)	Fair value hedge

As of December 31, 2023, the Bank has applied fair value hedge on fixed interest rate foreign currency denominated loans amounting to 3,682,140 million Won, and Korean Won denominated loans amounting to 261,084 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency and Korean Won denominated debentures derived from fluctuations of market interest rate, and as such the Bank entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency and Korean Won denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Bank receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Hedges of net investment in foreign operations

Foreign currency exposures are made from the Bank’s net investments in New York branch, LA branch, Singapore branch and etc. which use USD as a functional currency. The risk arises from fluctuation in the spot exchange rate between USD and KRW. This may change the net investment amount.

The risk hedged from net investment hedging is the weak risk of KRW against USD, which could reduce the net investment carrying amount of the Bank in New York branch, LA branch, Singapore branch.

Some of the bank’s net investments in New York branch, LA branch, Singapore branch are hedged in USD-denominated foreign currency bonds (Carrying amount as of December 31, 2023: USD 92,000,000) and mitigated the exchange risk arising from the net assets of branch. The bond was designated as a hedging instrument for changes in the value of net investment resulting from changes in the spot exchange rate of USD/KRW.

To assess the effectiveness of the hedging instrument, the Bank determines the economic relationship between the hedging instrument and the hedged item by comparing the changes in the amount of investment in overseas projects due to changes in the spot exchange rate with the changes in the carrying amount of liabilities due to changes in the spot exchange rate. The Bank’s policy is to hedge the amount of its net investment only within the principal amount of its liabilities.

(3)	The nominal amounts of the hedging instrument as of December 31, 2023 and 2022, are as follows (Unit: USD, AUD and Korean Won in millions):

	December 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swap (KRW)	240,000	—	20,000	260,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	—	92,000,000	—	92,000,000

	December 31, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	150,000	—	—	150,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	—	92,000,000	—	92,000,000

(4)	The average interest rate and average exchange rate of the hedging instrument as of December 31, 2023 and 2022, are as follows:

December 31, 2023
Average interest rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.60% receipt and C.SOFR+1.47% floating paid
Interest rate swap (KRW)	Fixed 4.13% receipt and CD 3M floating paid
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD/KRW)	1,306.12

December 31, 2022
Average interest rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swaps (USD)	Fixed 2.05% receipt and C.SOFR+0.65% floating paid
Interest rate swaps (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% floating paid
Interest rate swap (KRW)	Fixed 3.13% receipt and CD 3M floating paid
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD/KRW)	1,368.65

(5)	Fair value hedge

1)	The amounts related to items designated as hedging instruments as of December 31, 2023 and 2022, are as follows (Unit: USD, AUD, and Korean Won in millions):

December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Derivative assets
Interest rate swaps	USD 2,975,000,000			(designated for hedging)
		698	135,263	Derivative liabilities	55,651
	260,000			(designated for hedging)

December 31, 2022
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Derivative assets
Interest rate swaps	USD 2,375,000,000			(designated for hedging)
	AUD 150,000,000	—	193,831	Derivative liabilities	(247,765)
	150,000			(designated for hedging)

2)	Details of carrying amount to hedged and amount adjusted due to hedge accounting as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Foreign currency denominated debentures	—	3,682,140	—	141,818	Debentures	(57,222)
Korean Won denominated debentures	—	261,084	—	1,084	Debentures	(1,084)

	December 31, 2022
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Foreign currency denominated debentures	—	2,928,127	—	(199,804)	Debentures	256,767
Korean Won denominated debentures	—	148,856	—	—	Debentures	1,144

3)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges for the years ended December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(2,655)	Other net operating income(expense)

		For the year ended December 31, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	10,146	Other net operating income(expense)

(6)	Hedges of net investment in foreign operations

1)	The amounts related to items designated as hedging instruments in a net investment in a foreign operation as of December 31, 2023 and 2022, are as follows (Unit: USD and Korean Won in millions):

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency debentures	USD 92,000,000	—	118,625	Foreign currency debentures	(2,028)

	December 31, 2022
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency debentures	USD 92,000,000	—	116,592	Foreign currency debentures	7,137

2)	The amounts related to items designated as hedged items in net investment in foreign operations as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		December 31, 2023
		Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations	Foreign exchange risk
	Net assets in a foreign operation	2,028	3,681

		December 31, 2022
		Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations	Foreign exchange risk
	Net assets in a foreign operation	(7,137)	5,174

3)

The amounts recognized in other comprehensive income and profit or loss related to net investment hedges in foreign operations for the years December 31, 2023 and 2022, are as follows: (Unit: Korean Won in millions):

	December 31, 2023
	Other comprehensive income			Profit or loss
	Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations
Foreign exchange risk	(2,028)	535	(1,493)	—	—

	December 31, 2022
	Other comprehensive income			Profit or loss
	Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations
Foreign exchange risk	7,137	(1,963)	5,174	—	—

There is no reclassified amount in profit or loss from the net investment hedging reserve in foreign operations for the years ended December 31, 2023 and 2022.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Beginning balance	17,964	29,111
New transactions	—	21,656
Amounts recognized in profits or losses	(10,116)	(32,803)

Ending balance	7,848	17,964

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the transaction price, even though there are differences noted between the transaction price and the fair value price produced by the valuation techniques at the time of acquisition. In addition, the difference between fair value and transaction price is deferred and amortized to maturity and reflected in profit or loss. The table above presents the difference yet to be realized as profit or losses for the years ended December 31, 2023 and 2022.

28.	SHARE CAPITAL AND CAPITAL SURPLUS

(1)	The number of authorized shares and others as of December 31, 2023 and 2022, are as follows:

	December 31, 2023	December 31, 2022
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value per share	5,000 Won	5,000 Won
Shares of common stock issued	716,000,000 Shares	716,000,000 Shares
Capital stock	3,581,392 million Won	3,581,392 million Won

(2)	Details of capital surplus as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Capital in excess of par value	1,068,420	1,068,420

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	Issue date	Maturity date	Interest rate (%)	December 31, 2023	December 31, 2022
Securities in local currency	April 25, 2013	April 25, 2043	4.4	—	500,000
	November 13, 2013	November 13, 2043	5.7	—	200,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	—	400,000
	September 21, 2022	—	5.2	320,000	320,000
	September 21, 2022	—	5.5	30,000	30,000
	October 16, 2023	—	5.4	300,000	—
Securities in foreign currencies	October 4, 2019	—	4.3	662,035	662,035

Issuance cost				(5,588)	(7,219)

Total				1,546,447	2,344,816

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms, and early redemption may be made after 5, 7 or 10 years from the issuance date (Issuer Call). In addition, interest payments can be canceled at the bank’s discretion.

30.	OTHER EQUITY

(1)	Details of other equity as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Accumulated other comprehensive income:
Net gain (loss) on valuation of financial assets at FVTOCI	73,985	(645,259)
Loss on foreign currency translation of foreign operations	(9,050)	(11,414)
Gain on hedges of net investment in foreign operations	3,681	5,174
Remeasurement gain (loss) related to defined benefit plan	(15,042)	51,132

Sub-total	53,574	(600,367)

Other capital adjustments	(1,694)	(60,491)

Total	51,880	(660,858)

(2)	Changes in the accumulated other comprehensive income for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(645,259)	776,847	201,580	(259,183)	73,985
Gain (loss) on foreign currency translation of foreign operations	(11,414)	3,233	—	(869)	(9,050)
Gain (loss) on hedges of net investment in foreign operations	5,174	(2,028)	—	535	3,681
Remeasurement gain (loss) related to defined benefit plan	51,132	(90,005)	—	23,831	(15,042)

Total	(600,367)	688,047	201,580	(235,686)	53,574

(*)	Net gain (loss) on valuation of financial assets at FVTOCI includes 87 million Won which was transferred to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(179,324)	(660,127)	29,567	164,625	(645,259)
Gain (loss) on foreign currency translation of foreign operations	(12,203)	1,302	—	(513)	(11,414)
Gain (loss) on hedges of net investment in foreign operations	—	7,137	—	(1,963)	5,174
Remeasurement gain (loss) related to defined benefit plan	(175,714)	311,932	—	(85,086)	51,132

Total	(367,241)	(339,756)	29,567	77,063	(600,367)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI includes 10,472 million Won which was transferred to retained earnings due to disposal of equity securities.

31.	RETAINED EARNINGS

(1)	Details of retained earnings as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2022
Legal reserve	Earned surplus reserve	2,821,754	2,566,754
	Other legal reserve	33,239	33,239

	Sub-total	2,854,993	2,599,993

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,104	8,576,104
	Regulatory reserve for credit loss	2,164,140	2,311,436
	Revaluation reserve	700,915	709,137

	Sub-total	11,684,559	11,840,077

Retained earnings before appropriation		4,309,062	3,660,017

Total		18,848,614	18,100,087

1)	Legal Reserve

In accordance with the Article 40, Banking Act of Korea, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

2)	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, India and Bangladesh according to the banking laws of Japan, India and Bangladesh, and may be used to offset any deficit incurred in those branches.

3)	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

4)	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Bank since 2015.

5)	Additional reserve

Additional reserve is a voluntary reserve to retain earnings for capital adequacy and soundness of the Bank’s operation.

6)	Regulatory reserve for credit loss

In accordance with paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions for credit loss under RSBB, the Bank is prohibited to provide dividends with the regulatory reserve.

7)	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the Board of Directors to be recognized as complementary capital when the gains or losses occurred in the property revaluation by adopting K-IFRS.

(2) Statements of appropriations of retained earnings (plan) for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2023	2022
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	2,127,472	1,237,077
Disposal gain or loss in FVTOCI financial assets	87	(10,472)
Net income	2,277,140	2,547,407
Dividend on hybrid equity securities	(95,637)	(113,995)

	4,309,062	3,660,017

Transfer from retained earnings:
Provision of revaluation excess	—	8,222
Credit loss	396,732	147,296

	396,732	155,518

Appropriation of retained earnings:
Legal reserve	228,000	255,000
Regulatory reserve for credit loss	770	—
Amortization of loss of repayment of hybrid equity securities	1,695	60,491
Cash dividend (dividend per share (%))
(2023: Common shares of 1,581 Won (32%)
2022: Common shares of 1,917 Won (38%))	1,131,996	1,372,572

	1,362,461	1,688,063

Unappropriated retained earnings to be carried forward to next year	3,343,333	2,127,472

The appropriation of retained earnings for the year ended December 31, 2023, is expected to be appropriated at the shareholders’ meeting on March 21, 2024. The appropriation date for the year ended December 31, 2022, was March 23, 2023.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business, the Bank calculates and discloses the regulatory reserve for credit loss.

(1)	Balances of the regulatory reserve for credit loss as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Regulatory reserve for credit loss	2,164,140	2,311,436
Planned provision of regulatory reserve for credit loss	(396,732)	(147,296)

Ending balance	1,767,408	2,164,140

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2023	2022
Net income	2,277,140	2,547,407
Required reversal of regulatory reserve for credit loss	(396,732)	(147,296)
Adjusted net income after the provision (reversal) of regulatory reserve	2,673,872	2,694,703
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won) (*)	3,601	3,604

(*)

For the years ended December 31, 2023 and 2022, it was calculated by deducting 95,637 million Won and KRW 113,995 million Won, respectively, of dividends on hybrid securities from adjusted net income after the provision of regulatory reserve.

33.	DIVIDENDS

Dividends for the years ended December 31, 2023 and 2022 are 1,581 Won and 1,917 Won per share, respectively, and the total amount of dividends approved are 1,131,996 million Won and 1,372,572 million Won, respectively. Dividends as of December 31, 2023 will be proposed at the regular shareholders’ meeting scheduled on March 21, 2024.

34.	NET INTEREST INCOME

(1)	Interest income recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Financial assets at FVTPL	92,854	44,079
Financial assets at FVTOCI	945,536	585,206
Securities at amortized cost	765,390	497,144
Loans and other financial assets at amortized cost:
Interest on due from banks	402,385	186,049
Interest on loans	14,742,809	10,181,742
Interest on other receivables	32,828	19,461

Sub-total	15,178,022	10,387,252

Total	16,981,802	11,513,681

(2)	Interest expense recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Interest on deposits due to customers	8,164,274	3,732,963
Interest on borrowings	882,974	349,900
Interest on debentures	907,765	632,488
Interest on lease liability	6,589	3,833
Other interest expense	331,709	180,431

Total	10,293,311	4,899,615

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Fees and commission received for brokerage	239,254	289,265
Fees and commission received related to credit	155,159	150,138
Fees and commission received for electronic finance	127,153	131,795
Fees and commission received on foreign exchange handling	43,230	44,128
Fees and commission received on foreign exchange	34,943	32,791
Fees and commission received for guarantee	105,657	92,180
Fees and commission received on securities business	37,762	40,884
Fees and commission from trust management	161,692	150,949
Other fees	141,207	151,923

Total	1,046,057	1,084,053

(2)	Details of fees and commissions expense incurred for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Fees and commissions paid	196,430	197,790
Others	190	149

Total	196,620	197,939

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Dividend income related to financial assets at FVTPL
Dividends on stock	9,216	10,199
Dividends on equity capital	67,082	19,221
Dividends on mutual funds	214,499	130,055

Sub-total	290,797	159,475
Dividend income related to financial assets at FVTOCI
Dividends on stock	15,563	20,653
Dividends on equity capital	134	147

Sub-total	15,697	20,800

Total	306,494	180,275

(2)	Details of dividends related to financial assets at FVTOCI for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Dividend income recognized from assets held
Equity securities	15,697	20,800

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Net gain on financial instruments at FVTPL	514,706	282,411

(2)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2023	2022
Financial assets at FVTPL	Securities	Gain on transactions and valuation	788,029	263,560
		Loss on transactions and valuation	(106,389)	(440,566)

		Sub-total	681,640	(177,006)

	Loans	Gain on transactions and valuation	1,282	9,045

		Sub-total	1,282	9,045

	Other financial assets	Gain on transactions and valuation	3,511	7,666
		Loss on transactions and valuation	(3,240)	(7,396)

		Sub-total	271	270

	Sub-total		683,193	(167,691)

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	4,746,388	5,191,764
		Loss on transactions and valuation	(4,961,484)	(3,639,595)

		Sub-total	(215,096)	1,552,169

	Currency derivatives	Gain on transactions and valuation	7,611,512	14,543,215
		Loss on transactions and valuation	(7,460,747)	(15,631,827)

		Sub-total	150,765	(1,088,612)

	Equity derivatives	Gain on transactions and valuation	3,169,071	2,836,844
		Loss on transactions and valuation	(3,273,202)	(2,850,334)

		Sub-total	(104,131)	(13,490)

	Other derivatives	Gain on transactions and valuation	14	48
		Loss on transactions and valuation	(39)	(13)

		Sub-total	(25)	35

	Sub-total		(168,487)	450,102

	Total		514,706	282,411

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Net loss on redemption of securities	—	(7)
Net loss on disposal of securities	(38,399)	(22,858)

Total	(38,399)	(22,865)

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss for the years ended December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Reversal of (provision for) expected credit loss allowance on financial assets measured at FVTOCI	(16,388)	869
Reversal of (provision for) expected credit loss allowance on securities at amortized cost	(5,472)	(2,981)
Reversal of (provision for) expected credit loss allowance on loans and other financial assets at amortized cost	(870,945)	(381,902)
Reversal of (provision for) provision on guarantee	(11,629)	(4,166)
Reversal of (provision for) unused loan commitments	(26,561)	(2,432)

Total	(930,995)	(390,612)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2023	2022
Employee benefits	Short-term employee benefits	Salaries	1,281,891	1,444,757
		Employee benefits	470,105	467,422
	Share based payments		10,584	7,475
	Retirement benefit service costs		90,787	138,980
	Termination		140,419	154,697

	Sub-total		1,993,786	2,213,331

Depreciation and amortization			333,321	375,217

Other general and administrative expenses	Rent		83,026	49,366
	Taxes and public dues		144,670	114,240
	Service charges		213,674	203,735
	Computer and IT related		300,853	262,608
	Telephone and communication		42,932	41,132
	Operating promotion		37,247	36,935
	Advertising		146,744	143,363
	Printing		4,134	4,641
	Traveling		7,245	5,274
	Supplies		5,751	4,743
	Insurance premium		3,287	3,425
	Reimbursement		12,327	7,465
	Maintenance		13,699	14,422
	Water, light and heating		15,066	12,595
	Vehicle maintenance		6,883	6,909
	Others (*)		45,110	45,629

	Sub-total		1,082,648	956,482

	Total		3,409,755	3,545,030

(*)	It includes 40,047 million Won and 40,200 million Won in in-house welfare fund contributions for the year ended December 31, 2023 and 2022, respectively.

(2)	Details of other operating income recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Gain on transactions of foreign exchange	1,316,869	1,288,360
Gain related to derivatives (Hedging purpose)	69,479	1,288
Gain on fair value hedged items	8,986	257,910
Others	9,758	22,132

Total	1,405,092	1,569,690

(3)	Details of other operating expenses recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Losses on transactions of foreign exchange	1,221,609	1,105,043
KDIC deposit insurance premium	446,878	409,256
Contribution to miscellaneous funds	448,133	399,911
Losses related to derivatives (Hedging purpose)	8,819	250,267
Losses on fair value hedged items	72,601	—
Others (*)	271,598	87,823

Total	2,469,638	2,252,300

(*)	‘Others’ for the years ended December 31, 2023 and 2022 include 22,349 million Won and 14,664 million Won, respectively, of amortization expense for intangible assets.

(4)	Share-based Payment

Details of performance condition share-based payment granted to executives as of December 31, 2023 and 2022, are as follows:

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019 (*4)
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		January 1, 2023
Fair value (Unit: Korean Won) (*1)		—
Valuation methods		—
Dividend yield		—
Expected maturity		—
Number of shares measured as of the closing date (*2)(*3)(*4)	As of December 31, 2023	—
	As of December 31, 2022	524,746 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		January 1, 2024
Fair value (Unit: Korean Won) (*1)		12,885
Valuation method		Black-Scholes Model
Dividend yield		6.25%
Expected maturity		0 year
Number of shares measured as of the closing date (*2)(*3) (*4)	As of December 31, 2023	755,073 shares
	As of December 31, 2022	755,073 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		January 1, 2025
Fair value (Unit: Korean Won) (*1)		12,105
Valuation methods		Black-Scholes Model
Dividend yield		6.25%
Expected maturity		1 year
Number of shares measured as of the closing date (*2)(*3) (*4)	As of December 31, 2023	865,717 shares
	As of December 31, 2022	865,717 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		January 1, 2026
Fair value (Unit: Korean Won) (*1)		11,371
Valuation methods		Black-Scholes Model
Dividend yield		6.25%
Expected maturity		2 years
Number of shares measured as of the closing date (*2)(*3) (*4)	As of December 31, 2023	744,943 shares
	As of December 31, 2022	744,943 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		January 1, 2027
Fair value (Unit: Korean Won) (*1)		10,683
Valuation methods		Black-Scholes Model
Dividend yield		6.25%
Expected maturity		3 years
Number of shares measured as of the closing date (*2)(*3) (*4)	As of December 31, 2023	763,148 shares
	As of December 31, 2022	—

(*1)

As of December 31, 2023, the fair value calculated using the Black-Scholes model was used to measure liabilities by reflecting the average dividend rate for the past four years to the stock price of the weighted average of Woori Financial Group’s trading volume for the past week, month and two months.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

(*3)	As of December 31, 2023, the remaining quantity and granted quantity are the same.
(*4)	It has been fully paid during the year ended December 31, 2023.

2)

The Bank accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of December 31, 2023 and 2022, the book value of the liabilities related to the performance condition share-based payments recognized by the bank is 37,142 million Won and 33,068 million Won, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in subsidiaries and associates for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Impairment loss	1,786	—

(2)	Details of other non-operating income and expenses recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Other non-operating income	161,028	203,190
Other non-operating expenses	(184,531)	(152,907)

Total	(23,503)	50,283

(3)	Details of other non-operating income recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Rental fee income	33,649	32,951
Dividend gains on investment assets of subsidiaries and associates	54,135	48,722
Gains on disposal of investment assets of subsidiaries and associates	33,081	—
Gains on disposal of asset held for sale	3,027	24,100
Gains on disposal of properties and equipment, intangible assets and other assets	1,416	25,317
Others (*)	35,720	72,100

Total	161,028	203,190

(*)	Other special gains related to other provisions for the years ended December 31, 2023 and 2022 include 14,060 million Won and 46,536 million Won, respectively.

(4)	Details of other non-operating expenses recognized for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Depreciation on investment properties	5,682	5,602
Interest expenses of rent leasehold deposits	1,657	997
Losses on disposal of properties and equipment, intangible assets and other assets	1,217	2,117
Impairment losses of properties and equipment, intangible assets and other assets	22	144
Donation	54,520	42,145
Others (*)	121,433	101,902

Total	184,531	152,907

(*)

Other special losses related to other provisions for the years ended December 31, 2023 and 2022 are 64,568 million Won and 18,458 million Won, respectively, and other special losses related to employee incidents for the year ended December 31, 2022 are 63,354 million Won.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Current tax expense
Current tax expense in respect of the current year	537,116	1,030,142
Adjustments recognized in the current period in relation to the current tax of prior periods	(19,816)	(13,003)
Deferred tax charged directly to equity	535	(1,963)

Sub-total	517,835	1,015,176

Deferred tax expense
Change in deferred tax assets (liabilities) relating to the temporary differences	433,178	(234,573)
Deferred tax charged directly to equity	(236,221)	79,026

Sub-total	196,957	(155,547)

Income tax expense	714,792	859,629

(2)	Income tax expenses reconciled to net income before income tax expense for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Net income before income tax expense	2,991,932	3,407,037
Tax calculated at statutory tax rate (*1)(*2)	779,508	926,573
Adjustments
Effect of income that is exempt from taxation	(32,743)	(34,736)
Effect of expense not deductible in determining taxable profit	7,324	(302)
Adjustments recognized in the current period in relation to the current tax of prior periods	(19,816)	(13,004)
Effect of income tax expense that is resulting from consolidation	(49,020)	(35,482)
Others	29,539	16,580

Sub-total	(64,716)	(66,944)

Income tax expense	714,792	859,629

Effective tax rate	23.9%	25.2%

(*1)

The applicable income tax rate; 1) For the year ended December 31, 2023; 9.9% for below 200 million Won, 2) 20.9% for above 200 million Won and below 20 billion Won, 3) 23.1% for above 20 billion Won and below 300 billion Won, 4) 26.4% for above 300 billion Won.

(*2)

The applicable income tax rate; 1) For the year ended December 31, 2022; 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets	383,056	(270,677)	(259,183)	(146,804)
Gain on valuation of derivatives	25,474	24,082	—	49,556
Accrued income	(106,801)	(21,707)	—	(128,508)
Reversal of loan losses	306	573	—	879
Loans and receivables written off	4,399	(17)	—	4,382
Deferred loan origination costs and fees	(142,201)	(3,263)	—	(145,464)
Defined benefit liability	327,013	22,659	23,831	373,503
Deposits with employee retirement insurance trust	(414,551)	(31,180)	—	(445,731)
Provision for guarantee	7,188	615	—	7,803
Other provision	79,761	71,200	—	150,961
Others	(102,734)	10,758	(869)	(92,845)

Net deferred tax assets (liabilities)	60,910	(196,957)	(236,221)	(372,268)

	For the year ended December 31, 2022
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain on financial assets	173,896	52,773	156,387	383,056
Gain (loss) on valuation of derivatives	(149,002)	174,476	—	25,474
Accrued income	(79,519)	(27,282)	—	(106,801)
Reversal of (provision for) loan losses	1,196	(890)	—	306
Loans and receivables written off	4,565	(166)	—	4,399
Deferred loan origination costs and fees	(156,730)	14,529	—	(142,201)
Defined benefit liability	397,955	14,144	(85,086)	327,013
Deposits with employee retirement insurance trust	(395,248)	(19,303)	—	(414,551)
Provision for guarantee	5,724	1,464	—	7,188
Other provision	78,322	1,439	—	79,761
Others	(54,821)	(55,638)	7,725	(102,734)

Net deferred tax assets (liabilities)	(173,662)	155,546	79,026	60,910

(4)	Unrealizable temporary differences as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Deductible temporary differences	258,693	258,693
Taxable temporary differences	(108,055)	(108,055)

Total	150,638	150,638

No deferred income tax asset has been recognized for the deductible temporary difference of 258,693 million Won associated with investments in subsidiaries and associates as of December 31, 2023, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 108,055 million Won associated with investment in subsidiaries and associates as of December 31, 2023, due to the following reasons:

•	The Bank can control the timing of the reversal of the temporary differences.

•	It is probable that the temporary differences will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Net gain or loss on valuation of financial assets at FVTOCI	(26,539)	232,644
Foreign currency translation of foreign operations	3,246	4,115
Hedges of net investment in foreign operations	(1,428)	(1,963)
Remeasurements of the net defined benefit liability	5,396	(18,435)

Total	(19,325)	216,361

(6)	Current tax assets and liabilities as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Current tax assets	126,388	13,534
Current tax liabilities	23,061	664,012

(7)	Impact of Pillar Two income taxes

The amendments provide a temporary relief from the accounting for deferred taxes arising from legislation enacted to implement the Pillar Two model rules, which aim to reform international corporate taxation for multinational enterprises, and require disclosure of related current tax effects, etc. The Bank applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Since the Pillar Two legislation is scheduled to be effective from January 1, 2024, the Bank has no current tax expense related to Pillar Two. The Bank is in review for the impact of these amendments on the financial statements and does not expect that the impact will be significant.

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2023	2022
Net income for the period attributable to common shareholders	2,277,140	2,547,407
Dividends to hybrid securities	(95,637)	(113,995)
Net income attributable to common shareholders	2,181,503	2,433,412
Weighted-average number of common shares outstanding	716	716
Basic EPS (Unit: Korean Won)	3,047	3,399

(2)	The weighted average number of common shares outstanding is as follows:

	For the year ended December 31, 2023
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2023-01-01 ~ 2023-12-31	716,000,000	365	261,340,000,000

Sub-total (①)				261,340,000,000

Weighted average number of common shares outstanding (②=(①/365)				716,000,000

	For the year ended December 31, 2022
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-12-31	716,000,000	365	261,340,000,000

Sub-total (①)				261,340,000,000

Weighted average number of common shares outstanding (②=(①/365)				716,000,000

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2023 and 2022.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023 (*)	December 31, 2022 (*)
Confirmed guarantees
Guarantee for loans	58,205	39,684
Acceptances	106,456	188,012
Guarantees in acceptances of imported goods	74,695	97,920
Other confirmed guarantees	8,309,663	7,065,820

Sub-total	8,549,019	7,391,436

Unconfirmed guarantees
Local letter of credit	161,608	150,075
Letter of credit	2,822,982	2,970,804
Other unconfirmed guarantees	1,471,553	1,084,595

Sub-total	4,456,143	4,205,474

Commercial paper purchase commitments and others	3,024,758	347,347

Total	16,029,920	11,944,257

(*)	Includes financial guarantees of 6,539,824 million Won and 3,714,228 million Won as of December 31, 2023 and 2022, respectively.

(2)	Details of loan commitments and others as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Loan commitments	83,196,929	75,023,259
Other commitments	7,170,064	7,096,344

(3)	Litigation case

Legal cases where the Bank is involved as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2023		December 31, 2022
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	29 cases	140 cases	33 cases	160 cases
Amount of litigation	257,683	164,314	279,960	334,543
Provisions for litigations		16,053		16,453

(*)

The number of cases as of December 31, 2023 and 2022 does not include cases such as loan-related execution or simple extension of loan prescription, litigation where the substantive party is not the Bank, or fraudulent lawsuits.

(4)	Others

During the year ended December 31, 2023, there was an investigation by the Korea Fair Trade Commission regarding the loan-to-value ratio, and the Bank received the examination report in January 2024 but the estimation of the impact on the Bank’s financial statements as of December 31, 2023 cannot be reasonably estimated.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank as of December 31, 2023 and 2022 and its assets and liabilities recognized as of December 31, 2023 and 2022 and major transactions with related parties for the years ended December 31, 2023 and 2022 and compensation to key management are as follows:

(1)	Related parties

Related parties
Parent company	Woori Financial Group Inc.

Subsidiaries	Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil, S.A Korea BTL Infrastructure Fund, WOORI BANK(CAMBODIA) PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, Woori Bank Europe, Woori Bank Principal Guaranteed Trust and Woori Bank Principal and Interest Guaranteed Trust(Consolidated Trusts), Jeonju Iwon Ltd. and 50 SPCs, Heungkuk Global Private Placement Investment Trust No.1 and 12 beneficiary certificates

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte Card Co., Ltd., K BANK Co., Ltd., and others (Dongwoo C & C Co., Ltd. and 36 associates)

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Bank Co., Ltd. and its subsidiaries and associates , Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and its associates, Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Co., Ltd. and its subsidiaries and associates, Woori Global Asset Management Co., Ltd. and its subsidiaries and associates, Woori Asset Trust Co., Ltd., Woori Finance Capital and its subsidiaries and associates, Woori Financial F&I Co., Ltd. and its subsidiaries, Woori Savings Bank, Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries, Godo Kaisha Oceanos No.1, WOORI ZIP 1, WOORI ZIP 2, JC Assurance No.2 Private Equity Fund, IGEN 2022 Private Equity Fund No.1, Woori Venture Partners, Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1

(2)	Major assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	December 31, 2023	December 31, 2022
Parent company	Woori Financial Group Inc.	Other assets	125,489	15,917
		Deposits due to customers	1,363,507	1,613,361
		Other liabilities	20,635	645,807
Subsidiaries	Woori America Bank	Cash and cash equivalents	79,816	16,181
		Loans	17,119	16,214
		Loss allowance	(11)	(4)
		Other assets	7	—
	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	20,785	5,799
		Loans	322,350	582,958
		Loss allowance	(198)	(348)
		Other assets	26	—
	Woori Global Markets Asia Ltd.	Loans	404,506	422,470
		Loss allowance	(248)	(252)
		Other assets	6	—
		Deposits due to customers	1,790	11,999
	Woori Bank China Ltd.	Cash and cash equivalents	19,781	19,105
		Loans	—	15,539
		Loss allowance	—	(8)
		Derivative assets	—	4
		Other assets	4,940	7,322
		Deposits due to customers	279,069	196,488
		Borrowings	13,589	5,448
		Derivative liabilities	—	1,724
		Other liabilities	4,892	7,318

Related parties		A title of account	December 31, 2023	December 31, 2022
	AO Woori Bank	Cash and cash equivalents	35,186	7,423
		Loans	153,741	148,839
		Loss allowance	(3,570)	(2,771)
		Other assets	7,143	1,019
		Deposits due to customers	5,394	—
	Woori Finance Myanmar Co., Ltd.	Loans	8,701	7,894
		Loss allowance	(18)	(5)
		Other assets	20	—
		Other liabilities	128	78
	Woori Bank Vietnam Limited	Cash and cash equivalents	10,318	13,454
		Loans	283,251	53,098
		Loss allowance	(601)	(32)
		Other assets	6,483	2
		Deposits due to customers	2,159	1,972
		Borrowings	434,780	304,152
		Other liabilities	4,280	2,813
	WOORI BANK(CAMBODIA) PLC.	Loan	699,757	763,168
		Loss allowance	(1,451)	(456)
		Other assets	14	—
		Other liabilities	178	28
	Woori Bank Europe	Cash and cash equivalents	5,086	2,705
		Loans	571,156	533,726
		Loss allowance	(2,175)	(318)
		Other assets	2,713	2,147
		Borrowings	66,801	47,372
		Other liabilities	—	530
	Banco Woori Bank do Brasil, S.A	Loans	3,739	8,491
		Loss allowance	(2)	(2)
		Other assets	10	—
	Wealth Development Bank	Other assets	4	—
		Other liabilities	39	34
	Korea BTL Infrastructure Fund	Other assets	9	9
	Consolidated trusts	Other liabilities	181,973	175,625
	Consolidated SPC	Loans	9,956	2,469,820
		Loss allowance	(37)	(2,153)
		Derivative assets	11,125	568
		Other assets	522	550
		Deposits due to customers	7,597	10,541
		Derivative liabilities	6,020	30,563
		Other liabilities	22,372	16,349
	Consolidated beneficiary certificates	Derivative liabilities	1,016	1,618
Associates	W Service Networks Co., Ltd.	Deposits due to customers	3,245	3,298
		Other liabilities	40	8
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	771	4,450
		Other liabilities	—	40
	Korea Finance Security Co., Ltd.	Loans	3,197	3,397
		Loss allowance	(71)	(45)
		Deposits due to customers	1,323	1,764
		Other liabilities	5	3
	Lotte Card Co., Ltd.	Loans	—	50,000
		Loss allowance	—	(30)
		Deposits due to customers	62,587	35,986
		Other liabilities	289	74

Related parties		A title of account	December 31, 2023	December 31, 2022
	K BANK Co., Ltd.	Other assets	18	—
		Other liabilities	214,135	108,156
	Others (*)	Loans	41	251
		Loss allowance	—	(1)
		Deposits due to customers	3,632	2,807
		Other liabilities	992	1
Other related parties	Woori Card Co., Ltd. and its subsidiaries	Loans	5,158	5,069
		Loss allowance	(37)	(8)
		Derivative assets	95	—
		Other assets	4,580	15,891
		Borrowings	42,496	—
		Deposits due to customers	24,002	59,217
		Derivative liabilities	38,286	42,875
		Other liabilities	25,500	21,653
	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Other assets	—	10,124
		Deposits due to customers	230,276	38,237
		Other liabilities	16,870	26,955
	Woori FIS Co., Ltd.	Other assets	514	121
		Deposits due to customers	14,157	21,183
		Other liabilities	26,322	20,347
	Woori Private Equity Asset Management Co., Ltd., and its associates	Deposits due to customers	28,824	45,635
		Derivative liabilities	1,249	—
		Other liabilities	248	320
	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	1,718	1,338
		Other liabilities	503	479
	Woori Credit Information Co., Ltd.	Other assets	—	5
		Deposits due to customers	10,537	8,984
		Other liabilities	10,038	10,066
	Woori Fund Service Co., Ltd.	Deposits due to customers	18,019	16,395
		Other liabilities	1,698	1,625
	Woori Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers	3,969	12,393
		Other liabilities	—	167
	Woori Global Asset Management Co., Ltd., and its subsidiaries and associates	Deposits due to customers	794	1,408
		Other liabilities	33	86
	Woori Asset Trust Co., Ltd.	Deposits due to customers	93,742	142,088
		Other liabilities	386	408
	Woori Finance Capital and its subsidiaries and associates	Deposits due to customers	41,786	29,392
		Derivative liabilities	455	1,453
		Other liabilities	1,187	166
	Woori Financial F&I Co., Ltd. and its subsidiaries	Loans	165,800	—
		Loss allowance	(855)	—
		Other assets	71	—
		Deposits due to customers	20,012	12,298
		Other liabilities	39	—

Related parties	A title of account	December 31, 2023	December 31, 2022
Woori G Japan General Type Private Real Estate	Loans	19,589	20,459
	Loss allowance	(14)	(8)
Feeder Investment Trust No.1-1 and its subsidiaries	Other assets	24	25
	Deposits due to customers	153	157
	Derivative liabilities	186	2,914
Woori Savings bank	Other assets	11	29
Godo Kaisha Oceanos No. 1	Loans	38,122	39,814
	Loss allowance	(58)	(32)
	Other assets	33	35
Woori Venture Partners	Deposits due to customers	23,000	—
	Other liabilities	151	—
WOORI ZIP 1	Loans	11,317	11,819
	Loss allowance	(1)	—
	Other assets	21	22
WOORI ZIP 2	Loans	16,063	16,776
	Loss allowance	(1)	(1)
	Other assets	30	31
JC Assurance Private Equity Partnership No. 2	Deposits due to customers	74	93
Izen 2022 Private Equity Partnership No. 1	Deposits due to customers	506	722
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1	Derivative liabilities	587	—

(*)	Others include Partner One Value Up I Private Equity Fund, Dongwoo C & C Co., Ltd. and others as of December 31, 2023 and 2022.

(3)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2023	2022
Parent company	Woori Financial Group	Fees income	34	12
		Other income	4,315	4,376
		Interest expenses	63,806	25,614
		Fee expenses	1,625	1,596
Subsidiaries	Woori America Bank	Interest income	619	91
		Fees income	306	288
		Other income	202	199
		Provision (Reversal) of impairment losses due to credit loss	7	(3)
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	32,056	21,603
		Dividend income	13,993	11,345
		Fees income	177	162
		Provision (Reversal) of impairment losses due to credit loss	(150)	(334)
	Woori Global Markets Asia Limited	Interest income	22,298	8,054
		Fees income	6	58
		Interest expenses	—	56
		Provision (Reversal) of impairment losses due to credit loss	(4)	(48)

		For the years ended December 31
Related party	A title of account	2023	2022
Woori Bank China Limited	Interest income	367	602
	Fees income	445	493
	Gains on derivatives	20,060	24
	Interest expenses	464	1,286
	Fee expenses	134	39
	Provision (Reversal) of impairment losses due to credit loss	(8)	(384)
	Losses on derivatives	21,344	1,083
AO Woori Bank	Interest income	7,412	2,248
	Fees income	4	2,560
	Provision (Reversal) of impairment losses due to credit loss	799	4
Banco Woori Bank do Brasil, S.A	Interest income	370	117
	Fees income	10	9
			—
Wealth Development Bank	Fees income	15	15
	Provision (Reversal) of impairment losses due to credit loss	5	15
Korea BTL Infrastructure Fund	Dividend income	26,657	23,155
	Fees income	73	73
Woori Finance Myanmar Co., Ltd.	Interest income	592	286
	Fees income	117	17
	Provision (Reversal) of impairment losses due to credit loss	16	24
Woori Bank Vietnam Limited	Interest income	15,935	255
	Fees income	382	228
	Interest expenses	8,095	9,483
	Provision (Reversal) of impairment losses due to credit loss	617	(292)
WOORI BANK(CAMBODIA) PLC.	Interest income	4,231	3,710
	Fees income	470	310
	Provision (Reversal) of impairment losses due to credit loss	1,144	48
Woori Bank Europe	Interest income	20,117	4,949
	Fees income	62	261
	Provision (Reversal) of impairment losses due to credit loss	1,857	25
	Interest expenses	—	1,642
Consolidated trusts	Other income	6,552	6,193
	Interest expenses	6,193	3,623

			For the years ended December 31
Related party		A title of account	2023	2022
	Consolidated beneficiary certificates	Gains on derivatives	602	—
		Losses on derivatives	—	1,351
	Consolidated SPC	Interest income	145	1,591
		Fees income	20,690	13,114
		Gains on derivatives	23,781	627
		Interest expenses	—	6
		Losses on derivatives	—	27,658
		Provision (Reversal) of impairment losses due to credit loss	5,906	(1,391)
Associates	W Service Networks Co., Ltd.	Dividend income	5	4
		Interest expenses	35	14
	Korea Credit Bureau Co., Ltd.	Dividend income	90	—
		Interest expenses	9	40
	Korea Finance Security Co., Ltd.	Interest income	181	141
		Interest expenses	3	3
		Provision (Reversal) of impairment losses due to credit loss	28	42
	Lotte Card Co., Ltd	Interest income	—	83
		Fees income	3,903	7,624
		Dividend income	13,199	12,960
		Interest expenses	5,665	1,902
		Provision (Reversal) of impairment losses due to credit loss	186	(27)
	Others (*1)	Dividend income	191	1
		Interest expenses	9,332	1,259
		Provision (Reversal) of impairment losses due to credit loss	—	10
Other related parties	Woori Card Co., Ltd and its subsidiaries	Interest income	673	403
		Fees income	96,666	106,763
		Gains on derivatives	6,162	—
		Other income	303	415
		Interest expenses	409	275
		Fees expenses	512	645
		Losses on derivatives	1,827	27,065
		Provision (Reversal) of impairment losses due to credit loss	54	12
	Woori Investment Bank Co., Ltd and its subsidiaries and associates	Interest income	82	41
		Fees income	2,100	1,590
		Other income	577	15
		Interest expenses	104	477
		Fees expenses	338	63
		Provision (Reversal) of impairment losses due to credit loss	114	11

		For the years ended December 31
Related party	A title of account	2023	2022
Woori FIS Co., Ltd	Fees income	600	548
	Other income	10,622	9,907
	Interest expenses	2	1
	Other expenses	268,487	234,676
Woori Private Equity Asset Management Co., Ltd. and its associates	Fees income	18	11
	Interest expenses	1,094	325
	Losses on derivatives	675	—
Woori Finance Research Institute Co., Ltd.	Fees income	18	18
	Other income	732	752
	Interest expenses	78	38
Woori Credit Information Co., Ltd	Fees income	83	79
	Other income	751	637
	Interest expenses	449	328
	Fees expenses	16,399	12,735
Woori Fund Service	Fees income	288	239
	Other income	284	371
	Interest expenses	551	323
	Fees expenses	106	—
Woori Asset Management co., Ltd and its subsidiaries and associates	Fees income	55	52
	Interest expenses	64	177
Woori global asset Management co., Ltd and its subsidiaries and associates	Fees income	23	20
	Interest expenses	1	—
	Fees expenses	167	797
Woori asset trust Co., Ltd	Fees income	277	188
	Interest expenses	2,966	1,480
	Fees expenses	7,652	4,640
Woori Finance Capital and its subsidiaries and associates	Interest income	18	—
	Fee income	3,401	2,867
	Gains on derivatives	999	—
	Interest expenses	49	34
	Provision (Reversal) of impairment losses due to credit loss	85	(29)
	Losses on derivatives	—	1,112
	Other expenses	787	1,060
Woori Financial F&I Co., Ltd. and its subsidiaries	Interest income	533	—
	Fee income	180	—
	Interest expenses	15	275
	Provision (Reversal) of impairment losses due to credit loss	892	—

		For the years ended December 31
Related party	A title of account	2023	2022
Woori savings bank	Fee income	989	1,155
Woori Venture Partners	Fee income	78	—
	Interest expenses	598	—
Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Interest income	280	286
	Gains on derivatives	—	—
	Provision (Reversal) of impairment losses due to credit loss	6	2
	Losses on derivatives	186	1,394
Godo Kaisha Oceanos No. 1	Interest income	381	398
	Provision (Reversal) of impairment losses due to credit loss	26	(92)
Izen 2022 Private Equity Partnership No. 1	Interest expenses	1	1
WOORI ZIP 1	Interest income	124	130
WOORI ZIP 2	Interest income	177	185
	Provision (Reversal) of impairment losses due to credit loss	1	—
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1	Losses on derivatives	541	—

(*1)	Others include Partner One Value Up I Private Equity Fund, Dongwoo C & C Co., Ltd. and others as of December 31, 2023 and 2022.

(4)	Major loan transactions with related parties for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2023
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	582,958	66,995	341,095	13,492	322,350
	Woori Global Markets Asia Limited	422,470	852,313	878,863	8,586	404,506
	Woori Bank China Limited	15,539	39,114	56,418	1,765	—
	AO Woori Bank	148,839	521,368	522,914	6,448	153,741
	Banco Woori Bank do Brasil, S.A	8,491	3,768	8,590	70	3,739
	Woori Finance Myanmar Co., Ltd.	7,894	687	—	120	8,701
	Woori Bank Vietnam Limited	53,098	716,900	509,878	23,131	283,251
	WOORI BANK(CAMBODIA) PLC.	763,168	434,626	309,422	(188,615)	699,757
	Woori America Bank	16,214	68,468	68,194	631	17,119
	Woori Bank Europe	533,726	1,532,423	1,516,152	21,159	571,156
	Consolidated SPC	2,469,820	37,662	2,498,566	1,040	9,956
Associates	Lotte Card Co., Ltd.	50,000	201,510	251,510	—	—
	Korea Finance Security Co., Ltd.	3,397	2,497	2,697	—	3,197
	Others	251	41	251	—	41

		For the year ended December 31, 2023
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Other related parties	Woori Investment Bank Co., Ltd and its subsidiaries and associates	—	1,522	1,522	—	—
	Woori Card Co., Ltd. and its subsidiaries	5,069	—	—	89	5,158
	Woori Financial F&I Co., Ltd. and its subsidiaries	—	216,300	50,500	—	165,800
	Woori G Japan Private Real Estate Investment Trust No.1	20,459	—	—	(870)	19,589
	Godo Kaisha Oceanos No. 1	39,814	—	—	(1,692)	38,122
	WOORI ZIP 1	11,819	—	—	(502)	11,317
	WOORI ZIP 2	16,776	—	—	(713)	16,063

(*)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.

		For the year ended December 31, 2022
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	438,635	576,778	441,165	8,710	582,958
	Woori Global Markets Asia Limited	452,423	971,378	999,413	(1,918)	422,470
	Woori Bank China Limited	266,056	33,065	282,906	(676)	15,539
	AO Woori Bank	136,121	534,582	522,983	1,120	148,840
	Banco Woori Bank do Brasil, S.A	3,557	20,720	16,237	451	8,491
	Woori Finance Myanmar Co., Ltd.	7,113	290	—	491	7,894
	Woori Bank Vietnam Limited	496,479	194,005	636,396	(990)	53,098
	WOORI BANK(CAMBODIA) PLC. (*2)	638,036	301,431	217,385	41,086	763,168
	Woori America Bank	16,108	49,321	49,320	105	16,214
	Woori Bank Europe	144,857	566,233	173,708	(3,656)	533,726
	Consolidated SPC	463,360	2,759,141	773,343	20,662	2,469,820
Associates	Lotte Card Co., Ltd.	3,750	50,000	3,750	—	50,000
	Korea Finance Security Co., Ltd.	3,397	2,000	2,000	—	3,397
	Others (*3)	—	251	—	—	251
Other related parties	Woori G Japan Private Real Estate Investment Trust No.1	21,939	—	—	(1,480)	20,459
	Woori Card Co., Ltd.	4,742	—	—	327	5,069
	Godo Kaisha Oceanos No. 1	43,033	41,467	43,033	(1,653)	39,814
	WOORI ZIP 1	12,775	—	—	(956)	11,819
	WOORI ZIP 2	18,132	—	—	(1,356)	16,776

(*1)	Settlement payment from normal operation among the related parties were excluded, and in case of a limited loan, it was presented as a net increase or decrease.
(*2)	WB Finance Co., Ltd. changed its name to WOORI BANK(CAMBODIA) PLC. during the year ended December 31, 2021.
(*3)	JoongAng Network Solution Co., Ltd., an associate included in others, was converted into an associate during the current period, so it was marked as a limited loan.

(5)	Changes in major deposits due to customers with related parties for years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2023
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	1,595,000	5,379,000	5,620,000	1,354,000
Associates	W Service Networks Co., Ltd.	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	Win Mortgage Co., Ltd.	—	1,200	600	600
Other related parties	Woori Credit Information Co., Ltd.	4,699	4,600	3,100	6,199
	Woori Fund Service Co., Ltd.	14,500	17,000	14,500	17,000
	Woori Investment Bank Co., Ltd and its subsidiaries and associates	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	—	14,100	14,100	—
	Woori Asset Trust. Ltd.	96,000	605,286	645,286	56,000
	Woori Private Equity Asset Management Co., Ltd.	42,000	53,000	73,000	22,000
	Woori Asset Management Corp and its subsidiaries and associates	10,000	—	10,000	—
	Woori Venture Partners	—	97,000	74,000	23,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

		For the year ended December 31, 2022
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	520,000	3,930,000	2,855,000	1,595,000
Subsidiaries	Woori Global Markets Asia Limited	14,519	—	14,519	—
Associates	W Service Networks Co., Ltd.	1,180	1,200	1,180	1,200
	Partner One Value Up I Private Equity Fund	329	550	779	100
	Korea Credit Bureau Co., Ltd.	—	3,000	—	3,000
Other related parties	Woori Credit Information Co., Ltd.	11,699	2,500	9,500	4,699
	Woori Fund Service Co., Ltd.	11,500	14,500	11,500	14,500
	Woori Investment Bank Co., Ltd.	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	800	8,900	9,700	—
	Woori Asset Trust. Ltd.	6,000	379,918	289,918	96,000
	Woori Financial F&I Co., Ltd.	—	270,000	270,000	—
	Woori Private Equity Asset Management Co., Ltd.	—	42,000	—	42,000
	Woori Asset Management Corp	—	10,000	—	10,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

(6)	Major borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2023
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Bank China Limited	5,447	55,005	46,863	—	13,589
	Woori Bank Vietnam Limited	304,152	617,405	486,777	—	434,780
	Woori Bank Europe	47,373	150,958	131,530	—	66,801
Other related parties	Woori Card Co., Ltd. and its subsidiaries	20,918	312,746	309,662	—	24,002

		For the year ended December 31, 2022
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Global Markets Asia Limited	3,238	—	3,238	—	—
	Woori Bank China Limited	732	5,441	726	—	5,447
	Woori Bank Vietnam Limited	378,601	395,649	470,098	—	304,152
	Woori Bank Europe	38,997	47,363	38,987	—	47,373
Other related parties	Woori Card Co., Ltd. and its subsidiaries	13,051	196,531	188,664	—	20,918

(7)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

1)	As of December 31, 2023 and 2022, guarantees provided to the related parties by the Bank are as follows:

	December 31, 2023	December 31, 2022	Warranty
PT Bank Woori Saudara Indonesia 1906 Tbk	47,235	47,803	Confirmed guarantees in foreign currencies and others
Woori Bank China Limited	221,820	47,978	Confirmed guarantees in foreign currencies and others
AO Woori Bank	11,502	12,183	Confirmed guarantees in foreign currencies and others
Banco Woori Bank do Brasil S.A.	10,552	2,617	Confirmed guarantees in foreign currencies and others
Woori Global Markets Asia Limited	233,577	219,233	Confirmed guarantees in foreign currencies and others
Woori Bank Europe	23,527	14,012	Confirmed guarantees in foreign currencies and others
Woori Bank Vietnam Limited	111,348	52,675	Confirmed guarantees in foreign currencies and others
Woori Finance Myanmar Co., Ltd.	13,926	19,415	Confirmed guarantees in foreign currencies
Wealth Development Bank	17,407	17,235	Confirmed guarantees in foreign currencies
Lotte Card Co., Ltd.	1,483	—	Confirmed guarantees in foreign currencies

2)	As of December 31, 2023 and 2022, guarantees and unused commitments provided from the related parties are as follows:

	December 31, 2023	December 31, 2022	Warranty
Woori Card Co., Ltd., and its subsidiaries	124,091	128,964	Loan commitment in local currency
Woori Bank Vietnam Limited	242,283	128,430	Confirmed guarantees in foreign currencies and others
PT Bank Woori Saudara Indonesia 1906 Tbk	5,304	2,041	Confirmed guarantees in foreign currencies and others
Woori Bank China Limited	4,222	59,887	Confirmed guarantees in foreign currencies and others

(8)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2023	December 31, 2022
Woori Private Equity Asset Management Co., Ltd. and its associates	Derivatives	9,471	—
Woori Card Co., Ltd. and its subsidiaries	Derivatives	417,880	543,460
	Unsettled commitment	500,000	500,000
Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Unsettled commitment	150,000	150,000
Woori Finance Capital and its subsidiaries and associates	Derivatives	40,000	40,000
	Unsettled commitment	200,000	150,000
Woori Financial F&I Co., Ltd. and its subsidiaries	Unsettled commitment	67,800	—
Woori Finance Myanmar Co., Ltd.	Unsettled commitment	170	825
Woori Bank China Limited	Derivatives	150	16,258
WOORI BANK(CAMBODIA) PLC.	Loan commitment in foreign currency	220,487	121,661
	Unsettled commitment	111,275	65,646

	Warranty	December 31, 2023	December 31, 2022
Korea BTL Infrastructure Fund	Securities purchase commitment	240,078	240,078
Woori Bank Vietnam Ltd.	Loan commitment in foreign currency	7,543	—
	Unsettled commitment	90,675	93,139
Consolidated beneficiary securities	Derivatives	14,714	13,936
	Securities purchase commitment	1,049,936	753,756
	Commercial paper purchase commitment and others	2,434,900	221,800
Consolidated SPC	Unsettled commitment	10,744	9,509
	Derivatives	1,443,400	1,866,900
Korea Finance Security Co., Ltd.	Unsettled commitment	403	403
Lotte Card Co., Ltd.	Unsettled commitment	498,400	450,000
IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd. Partnership	Securities purchase commitment	4,664	4,664
Crevisse Raim Impact No. 1 Startup Venture Specialist Private Equity Fund	Securities purchase commitment	243	325
Together Korea Government Private Securities Investment Trust No.3	Securities purchase commitment	990,000	990,000
Woori-Q Corporate Restructuring Private Equity Fund	Securities purchase commitment	9,011	9,284
STASSETS No.3 Private Equity Investment Limited Specialized in Start-up Ventures	Securities purchase commitment	6,000	13,500
NH Woori Newdeal Growth Alpha Private Equity Fund 1 (*)	Securities purchase commitment	26,404	—
BTS 2nd Private Equity Fund	Securities purchase commitment	4,774	6,974
Woori Financial Digital Investment Association No. 1	Securities purchase commitment	11,000	33,000
Green ESG Growth No.1 Private Equity Fund	Securities purchase commitment	24,264	—
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust	Securities purchase commitment	13,099	19,799
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1	Securities purchase commitment	29,835	39,000
Woori G GP Commitment Loan Private Placement Investment Trust No. 1	Securities purchase commitment	4,448	6,274
Woori G GP Commitment Loan Private Placement Investment Trust No. 2	Securities purchase commitment	5,320	9,560
Woori G GP Commitment Loan Private Placement Investment Trust No. 3	Securities purchase commitment	16,477	—

	Warranty	December 31, 2023	December 31, 2022
Woori G Global Mid-market Secondaries Private Placement Investment Trust No. 1	Securities purchase commitment	8,546	12,105
Woori G Senior Loan Private Placement Investment Trust No. 2	Securities purchase commitment	80,750	180,000
Woori G Renewable New Deal Private Placement Investment Trust No.1	Securities purchase commitment	32,366	35,025
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	Securities purchase commitment	332,452	349,177
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	Securities purchase commitment	431,226	626,215
Woori G Private Investment Trust No. 1	Securities purchase commitment	137,163	251,940
Woori G Private Investment Trust No. 5	Securities purchase commitment	106,758	117,223
Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Derivatives	16,826	16,644
Woori G Japan General Type Private Real Estate Feeder Investment Trust No. 2-1	Derivatives	7,075	—
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	Securities purchase commitment	323	—
Woori G Infrastructure New Deal General Investment Private Equity Investment Trust No. 1	Securities purchase commitment	20,056	35,220
Woori G Equity Investment General Type Private Investment Trust No.1	Securities purchase commitment	456	456
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 3	Securities purchase commitment	27,300	41,300
Woori Seoul Beltway Private Special Asset Fund No.1	Securities purchase commitment	34,437	37,146
JC Assurance No.2 Private Equity Fund	Securities purchase commitment	859	859
Woori Asset Global Partnership Fund No. 5	Securities purchase commitment	127,500	—
Woori New Growth Credit Fund 1	Securities purchase commitment	25,177	—
Woori G Clean Energy General Type Private Placement Investment Trust No.2	Securities purchase commitment	8,647	—
WooriG Innovation Growth(Infrastructure) General Type Private Investment Trust No.2	Securities purchase commitment	28,272	—

	Warranty	December 31, 2023	December 31, 2022
WooriG General Type private Real Estate Investment Trust No. 6	Securities purchase commitment	275,940	—
WooriG ESG Infrastructure Development General Type Private Investment Trust No.2	Securities purchase commitment	8,694	—
Synaptic Future Growth Private Equity Fund I	Securities purchase commitment	4,389	—

(*)	It was added to associates through acquisition during the period ended December 31, 2023.

As of December 31, 2023 and 2022, the recognized provisions for guarantees and commitments to the related parties are 9,608 million Won and 912 million Won, respectively.

(9)	Major investment and recovery transactions

The details of major investment and recovery transactions with related parties for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Green ESG Growth No.1 Private Equity Fund	5,736	—
Woori Busan Logistics Infrastructure General Private Equity Investment Trust	6,700	—
Woori G Equity Bridge Loan General Type Private Investment Trust No.1	41,015	32,054
Woori G GP Commitment Loan General Type Private Investment Trust No.1	1,826	5,253
Woori G GP Commitment Loan General Type Private Investment Trust No.2	4,240	961
Woori G GP Commitment Loan General Type Private Investment Trust No.3	523	—
Woori G Global Mid-market Secondary General Type Private Equity Trust No.1(EUR)	4,014	646
Woori G Senior Loan General Type Private Equity Trust No.2	99,250	6,718
Woori G Renewable New Deal Fund No.1	2,659	66
Woori G Woori Bank Partners General Type Private Equity Trust No.1	16,725	—
Woori G Woori Bank Partners General Type Private Equity Trust No.2	194,990	—
Woori G General Private Equity Investment Trust No.1	114,776	—
Woori G General Private Equity Investment Trust No.5	10,465	—
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	—	2,938
Woori G Policy New Deal (Infrastructure Investment) General Private Equity Investment Trust No.1	15,164	—
Woori G Equity Investment General Type Private Investment Trust No.1	—	1,726
WOORI Short Term Government and Special Bank Bond Active ETF	19,013	19,013
Woori Innovative Growth New Deal Private Investment Trust No.3	14,000	—
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	2,000	—
WooriG Senior Loan General Private Equity Investment Trust No.1	—	3,915
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	—	10,119
Woori Seoul Beltway Private Special Asset Fund No.1	2,709	—
Woori Smart General Private Equity Investment Trust 1 (Bond)	40,000	—
Woori General Private Securities Investment Trust (Bond) No.1	50,000	—
Woori General Private Securities Investment Trust (Bond) No.2	30,000	—
Woori Big Satisfaction Money Market Fund No.3	—	441,470
Woori New Growth Credit Fund 1	24,823	—
Woori G Clean Energy General Type Private Placement Investment Trust No.2	1,353	—
WooriG Innovation Growth(Infrastructure) General Type Private Investment Trust No.2	15,128	—
Woori Together Government & Agency Bonds USD Money Market Fund 1	65,195	—
WooriG General Type private Real Estate Investment Trust No. 6	24,060	—
WooriG ESG Infrastructure Development General Type Private Investment Trust No.2	1,306	—
Woori General Private Equity Investment Trust 3 (bond)	50,000	—
Woori Asset Global Partnership Fund No. 5	22,500	—
Synaptic Future Growth Private Equity Fund I	5,611	—
Woori PE Secondary Private Placement Investment Trust No. 1	8,678	—
WooriI25-09 Bond(above AA-) Active ETF	29,001	—

(*)	Investment and recovery transactions of subsidiaries and associates are described in Note 13. (5).

	December 31, 2022
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Synaptic Green Material Component Equipment No.1 Private Equity Partnership	5,000	—
Izen 2022 Private Equity Partnership No. 1	5,000	297
Orchestra Private Equity No.4 Private Equity Partnership	5,000	—
Woori G Equity Bridge Loan Private Equity Investment Trust No. 1	7,800	—
Woori G GP Commitment Loan Private Placement Investment Trust No. 2	10,440	—
Woori G GP Commitment Loan Private Placement Investment Trust No. 1	3,846	816
Woori G Senior Loan Private Placement Investment Trust No.1	13,403	18,975
Woori G Renewable New Deal Private Placement Investment Trust No. 1	19,975	118
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	272,990	266,047
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	401,667	295,825
Woori G Private Real Estate Investment Trust No. 1	129,035	80,736
Woori G Private Real Estate Investment Trust No. 5	82,307	15,611
Woori G Policy-Type New Deal (Infrastructure Investment) Private Placement Investment Trust No.1	24,780	647
Woori G Equity Investment General Type Private Investment Trust No.1	14,644	—
Woori G Senior Loan Private Placement Investment Trust No.2	70,000	—
Woori Seoul Beltway Private Special Asset Fund No.1	2,312	—
Woori Innovative Growth New Deal General Private Equity Investment Trust No. 3	14,000	—
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	10,450	2,490
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	21,450	—
Woori G Global Mid-market Secondaries Private Placement Investment Trust No. 1	2,439	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	50,000	200,649
Woori Busan Logistics Infrastructure General Private Equity Investment Trust	201	—
Woori G Government Bond MMF	420,273	480,168
Woori Big Satisfaction Money Market Fund (Goverment&Agency Bonds)ClassC	300,000	—
Woori High Plus Short-Term ESG Bond Securities Investment Trust (Bond)	—	88,552

(*)	Investment and recovery transactions of subsidiaries and associates are described in Note 13. (5).

(10)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Short-term employee benefits	11,810	9,748
Share-based payment	3,582	2,398
Retirement benefit service costs	632	350

Total	16,024	12,496

The key management are registered and non-registered executives of the Bank and members of the Woori Financial Group Management Council. Outstanding assets from transactions with key management amount to 3,932 million Won and 3,620 million Won, as of December 31, 2023 and 2022, respectively, and with respect to the assets, the Bank has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 34,054 million Won and 12,660 million Won as of December 31, 2023 and 2022, respectively.

(11)	The Bank and Woori Credit Card Co., Ltd. and its subsidiaries are liable to jointly reimburse the bank debts before the split.

(12)

Among the bonds issued by the Bank during the year ended December 31, 2023, Woori Investment Bank Co., Ltd. acquired 30,000 million Won in hybrid capital securities and sold them all on the date of issuance. For the year ended December 31, 2022, the Bank purchased 50,000 million Won of bonds held by Woori Investment Bank Co., Ltd. Among the bonds issued by the Bank during the prior year, Woori Investment Bank Co., Ltd. acquired 35,000 million Won in hybrid capital securities and 40,000 million Won in debentures, and sold them all on the date of issuance.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2023	December 31, 2022	For the years ended December 31
			2023	2022
Trust accounts	75,636,483	71,677,258	2,296,627	1,121,069

(2)	Receivables and payables from the transactions between the Bank and trust accounts as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Receivables
Trust fees receivables	48,383	42,337

Payables
Deposits due to customers	166,241	170,417
Borrowings from trust accounts	3,951,886	1,980,472

Total	4,118,127	2,150,889

(3)	Significant transactions between the Bank and trust accounts for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Revenue:
Trust fees	147,866	137,849
Termination fees	1,116	1,158

Total	148,982	139,007

Expense:
Interest expenses on deposits due to customers	957	619
Interest expenses on borrowings from trust accounts	94,292	42,206

Total	95,249	42,825

(4)	Principal guaranteed trusts and principal and fixed interest of return guaranteed trusts

1)	As of December 31, 2023 and 2022, the carrying of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Partial principal guaranteed trusts:
Household money	7,767	8,230
Corporate money	217	446
Installment plan purpose	1,515	1,551

Sub-total	9,499	10,227

Principal guaranteed trusts:
Old-age pension trusts	2,582	2,790
Personal pension trusts	429,068	460,839
Pension trusts	642,756	687,971
Retirement trusts	26,082	26,563
New personal pension trusts	6,441	6,792
New old-age pension trusts	892	950

Sub-total	1,107,821	1,185,905

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	334	335

Sub-total	353	354

Total	1,117,673	1,196,486

47.	LEASES

(1)	The future lease payments under lease contracts as of December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Lease payments
Within one year	141,521	127,478
After one year but within five years	107,028	80,963
After five years	2,193	4,722

Total	250,742	213,163

(2)	Total cash outflows from leases for the years ended December 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2023	2022
Cash outflows from leases	132,159	134,562

(3)

There are no lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value for years ended December 31, 2023 and 2022. Variable lease payments not included in the measurement of lease liabilities for the years ended December 31, 2023 and 2022 are 32,016 million Won and 5,465 million Won, respectively.

ICFR Review Report

Independent Auditors’ Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Board of directors and shareholder of

Woori Bank:

We have reviewed the accompanying Report on the Operational Status of Internal Controls over Financial Reporting (the “ICFR Report”) of Woori Bank (the “Company”) as of December 31, 2023. The Company’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, it is stated that: “Based on the assessment of the operational status of the ICFR by Company’s Chief Executive Officer and Internal Accounting Manager, the Company’s ICFR has been effectively designed and is operating as of December 31, 2023, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the “Conceptual Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).”

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Company’s ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Company’s ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 2023 is not prepared in all material respects, in accordance with the Management Guideline for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Company’s ICFR in existence as of December 31, 2023. We did not review the Company’s ICFR subsequent to December 31, 2023. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 6, 2024

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2023.